     THIS PROSPECTUS AND THE INFORMATION CONTAINED HEREIN ARE SUBJECT TO CHANGE, COMPLETION OR AMENDMENT WITHOUT NOTICE. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. UNDER NO CIRCUMSTANCES SHALL THIS PROSPECTUS CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY JURISDICTION IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION.

                  SUBJECT TO COMPLETION, DATED OCTOBER 4, 1996
PROSPECTUS
                                  $150,000,000
                                OUTDOOR SYSTEMS
                       % SENIOR SUBORDINATED NOTES DUE 2006
                               ------------------
     The      % Senior Subordinated Notes due 2006 (the "Notes") are being offered (the "Offering") by Outdoor Systems, Inc. (the "Company"), in connection with the consummation of the Transactions (as defined herein), including the recent acquisition (the "Acquisition") of substantially all of the billboard advertising operations of the outdoor advertising division ("Gannett Outdoor") of Gannett Co., Inc. ("Gannett") by the Company. On August 22, 1996, the Company completed an offering of 8,590,000 shares of its Common Stock for net proceeds of approximately $284.2 million.

     Interest on the Notes will be payable in cash semi-annually on each
and        , commencing        , 1997. The Notes will be redeemable at the
option of the Company, in whole or in part, on or after        , 2001, at the
redemption prices set forth herein, plus accrued and unpaid interest thereon to the date of redemption. In addition, the Company may redeem in the aggregate up
to 35% of the original principal amount of the Notes on or prior to        ,
1999 at a redemption price equal to 110% of the aggregate principal amount thereof, plus accrued and unpaid interest thereon to the redemption date, with the net proceeds of one or more Public Equity Offerings (as defined herein), provided that at least $97.5 million of the aggregate principal amount of the Notes originally issued remain outstanding. Upon a Change of Control (as defined herein), each holder of the Notes will be entitled to require the Company to purchase such holder's Notes at 101% of the principal amount thereof, plus accrued and unpaid interest thereon to the date of purchase.

     The Notes will be general unsecured obligations of the Company subordinate in right of payment to all existing and future Senior Indebtedness (as defined herein) of the Company. The Notes will be unconditionally guaranteed, on an unsecured senior subordinated basis, as to payment of principal, premium, if any, and interest, jointly and severally, by all of the Company's domestic subsidiaries (the "Guarantors"). As of June 30, 1996, after giving effect to the Transactions and the Offering, the Company would have had approximately $455.9 million of Senior Indebtedness outstanding.
                               ------------------
      SEE "RISK FACTORS" BEGINNING ON PAGE 11 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE NOTES.
                               ------------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
    EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
       SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
         COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
           PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL
             OFFENSE.

===================================================================================================
                                                               UNDERWRITING
                                             PRICE TO          DISCOUNTS AND        PROCEEDS TO
                                             PUBLIC(1)        COMMISSIONS(2)      THE COMPANY(3)
---------------------------------------------------------------------------------------------------
Per Note...............................          $                   $                   $
---------------------------------------------------------------------------------------------------
Total..................................          $                   $                   $
===================================================================================================

(1) Plus accrued interest, if any, from the date of issuance.
(2) The Company and the Guarantors have agreed to indemnify the Underwriters (as defined herein) against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(3) Before deducting the expenses payable by the Company estimated to be
    $         .

     The Notes are offered by the Underwriters named herein, subject to prior sale, when, as and if delivered to and accepted by them, and subject to certain conditions, including their right to reject orders in whole or in part. It is
expected that delivery of the Notes will be made on or about             , 1996
at the offices of CIBC Wood Gundy Securities Corp., New York, New York.

CIBC WOOD GUNDY SECURITIES CORP.                    ALEX. BROWN & SONS
                                                       INCORPORATED
                               ------------------
               The date of this Prospectus is             , 1996.

   [INSIDE COVER PAGE CONTAINS PHOTOGRAPHS OF VARIOUS BILLBOARDS ADVERTISING
    PRODUCTS FOR MCDONALD'S, CHEVROLET, HUDSON'S FINE JEWELRY AND ALTOIDS'.]

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE SECURITIES OFFERED HEREBY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY
     The following summary is qualified in its entirety by the more detailed information and consolidated financial statements, including notes thereto, appearing elsewhere in this Prospectus or incorporated herein by reference. Unless otherwise indicated, all information in this Prospectus gives effect to a three-for-two Common Stock split effected in the form of a stock dividend paid on July 22, 1996. The "Transactions" consist of the acquisition (the "Acquisition") of substantially all of the billboard and transit advertising operations of the outdoor advertising division ("Gannett Outdoor") of Gannett Co., Inc. ("Gannett"), including the acquisition of the Houston Option (as defined herein) (but not the consummation of the transactions contemplated by the Houston Option), the Denver Disposition (as defined herein), the Debt Tender Offer (as defined herein), the Acquisition Financing (as defined herein), a proposed amendment to the Senior Credit Facility (as defined herein) and the Other Acquisitions (as defined herein). See "The Transactions." As used herein, the "Company" or "Outdoor Systems" refers to Outdoor Systems, Inc. together with its consolidated subsidiaries and, where the context requires, includes the business of Gannett Outdoor, and "market" in the United States refers to the geographic area constituting a Designated Market Area as defined by The A.C. Nielsen Company and in Canada refers to Census Metro Area as defined by Statistics Canada.
                                  THE COMPANY
     Outdoor Systems, Inc. is the largest outdoor advertising company in North America, operating approximately 58,000 advertising display faces in 22 metropolitan markets in the United States and seven metropolitan markets in Canada. The Company has operations in seven of the ten largest United States markets, as well as six of the ten largest Canadian markets. Giving effect to the Acquisition, as if it occurred at the beginning of the applicable period, the Company had pro forma net revenues of $314.4 million and pro forma EBITDA of $113.3 million for the year ended December 31, 1995 and pro forma net revenues of $154.8 million and pro forma EBITDA of $54.6 million for the six months ended June 30, 1996.

     Through the Acquisition, the Company significantly increased its presence in North America and diversified into additional major metropolitan markets. The following table sets forth, as of June 30, 1996 or for the year ended December 31, 1995, certain information with respect to the Company's outdoor markets after giving effect to the Acquisition and the Denver Disposition (dollars in thousands):

                                                                                                  MALL                  TOTAL
                                    MARKET   1995 PRO FORMA               30-SHEET   8-SHEET   AND AIRPORT             DISPLAY
              MARKET                 RANK     NET REVENUES    BULLETINS   POSTERS    POSTERS     POSTERS     TRANSIT    FACES
----------------------------------- ------   --------------   ---------   --------   -------   -----------   -------   -------
UNITED STATES:
New York/New Jersey(1).............     1       $ 53,188           579      2,730       125          --       3,507     6,941
Los Angeles........................     2         41,739           785      2,962        --          --       2,804     6,551
Chicago............................     3          6,499           155         --       638          --          --       793
Philadelphia.......................     4          1,941            --         --        --          --         690       690
San Francisco......................     5         18,679           202        972       571          --       1,346     3,091
Detroit............................     9         20,264           438      1,340       104          --         800     2,682
Houston(2).........................    10          5,480           377         --        --          --          --       377
Atlanta............................    11         21,654           748      1,910        --          --          --     2,658
Sacramento(3)......................    17             --            60        291        --          --          --       351
Phoenix............................    18         16,745           605      1,530       677          --       1,418     4,230
St. Louis..........................    19          8,010           268        852        --          --          --     1,120
Denver.............................    21          7,975           163        775        --          --       5,300     6,238
San Diego..........................    22          5,349           114        540        --          --         668     1,322
New Haven(4).......................    26          5,496           149        835        --          --          --       984
Kansas City........................    33          6,988           198        849        --          --          --     1,047
Grand Rapids.......................    38          4,339           110        550        --          --          80       740
New Orleans........................    40          9,532           346      1,053       481          --         213     2,093
Louisville.........................    49          8,002           320      1,067       264          --          --     1,651
Flint..............................    59          2,705            93        450        20          --          --       563
Rochester..........................    72            308            --         --        --          --         240       240
Tucson.............................    81          1,700           112          6       345          --          --       463
Columbus, GA.......................   127          2,596           180        422       100          --          --       702

                                                                                                  MALL                  TOTAL
                                    MARKET   1995 PRO FORMA               30-SHEET   8-SHEET   AND AIRPORT             DISPLAY
              MARKET                 RANK     NET REVENUES    BULLETINS   POSTERS    POSTERS     POSTERS     TRANSIT    FACES
----------------------------------- ------   --------------   ---------   --------   -------   -----------   -------   -------
CANADA:
Toronto............................     1       $ 39,280           303      1,834        --         418       2,474     5,029
Montreal...........................     2         12,045           134        770        --         322       1,794     3,020
Ottawa.............................     6          1,691            23        214        --          68          --       305
Winnipeg...........................     7          4,959           154        415        --          77         406     1,052
Quebec City........................     8          3,530            71        782        --         194         296     1,343
Hamilton(5)........................     9             --            36        288        --          80         576       980
Halifax............................    14          1,612            11        122        --          26         214       373
Other..............................   N/A          2,080            24        108        --         108          94       334
                                             --------------   ---------   --------   -------      -----      -------   -------
    Total..........................             $314,386         6,758     23,667     3,325       1,293      22,920    57,963
                                             ==============   ========    ========   =======   ==========    ======    =======

---------------
(1) All of the Company's bulletins and posters are located in New Jersey.
(2) Includes only Outdoor Systems' existing Houston operations. The Company has the right to acquire Gannett Outdoor's Houston operations pursuant to the Houston Option. See "The Transactions -- The Houston Option."
(3) Net revenues are included with San Francisco.
(4) Includes advertising display faces in New Haven, as well as other areas of Connecticut.
(5) Net revenues are included with Toronto.

                                THE ACQUISITION

     On August 22, 1996, the Company purchased substantially all of the assets of Gannett Outdoor, including the stock of certain indirect subsidiaries of Gannett, for approximately $640 million in cash, plus the net book value of working capital and certain other specified assets of Gannett Outdoor (which net book value increased the purchase price by approximately $60 million). See "The Transactions -- The Acquisition."

     The Company acquired from Gannett a total of approximately 40,000 advertising display faces consisting of bulletins, posters and transit advertising display faces in 15 metropolitan markets in the United States and seven metropolitan markets in Canada. As a result of the Acquisition, the Company owns and operates approximately 58,000 advertising display faces located in 22 metropolitan markets in the United States and seven metropolitan markets in Canada. Management believes that upon the successful consolidation of Gannett Outdoor with the existing business of Outdoor Systems, the Company's position as a leading provider of outdoor advertising services will be significantly enhanced.

     The Company believes that there are significant opportunities for revenue enhancement in its combined operations. The increased presence in North America resulting from the Acquisition should allow the Company to expand its services to national advertisers through direct sales efforts offering access to multiple markets. In addition, the Company believes that its operating and sales strategies will allow it to improve utilization of the Gannett Outdoor advertising display faces.

     The Company also believes that the consolidation of certain administrative, sales management and leasing management functions in connection with the Acquisition will result in certain cost savings, including the reduction and consolidation of duplicative (i) production and sales overhead functions, (ii) production and administrative support positions, (iii) national sales and marketing support functions, and (iv) accounting and administrative functions. The Company believes it will achieve additional cost savings by closing one of Gannett Outdoor's production facilities in Canada and by consolidating the Canadian accounting and administrative functions. In addition to these cost savings, the Company believes that it may be able to achieve additional cost savings arising from (i) reductions in facility costs arising from renegotiated rents or reduced space and the reduction of expenses relating to terminated employees, (ii) a reduction in labor costs arising from production efficiencies and a reduced number of direct production and direct sales employees, and (iii) increased sales efficiencies arising from a modification of the sales compensation system. See "Risk Factors -- Challenges of Business Integration."

     The Company financed the purchase price of the Acquisition and the related refinancing of certain existing indebtedness of the Company and paid the fees and expenses associated with the Acquisition and the acquisition financing through (i) a revolving credit facility and term loans of up to $530.0 million under a senior credit facility (the "Senior Credit Facility"), (ii) bridge loans of $180.0 million (the "Bridge Financing") under a senior subordinated credit facility (the "Subordinated Credit Facility"), and (iii) the offering of 8,590,000 shares of Common Stock for net proceeds to the Company of approximately $284.2 million (the "Common Stock Offering"). The Company used approximately $40.0 million of net proceeds received upon the exercise of the Underwriters' over-allotment option in the Common Stock Offering to reduce indebtedness incurred under the Subordinated Credit Facility. The Common Stock Offering, the Bridge Financing and the financing obtained under the Senior Credit Facility are hereinafter referred to as the "Acquisition Financing." Concurrently with or shortly following the consummation of the Offering, it is expected that the Senior Credit Facility will be amended to provide for a revolving credit facility and term loans of up to an aggregate of $600.0 million and to make certain other changes. See "Description of Senior Credit Facility."

                               OPERATING STRATEGY

     The Company's primary objective is to be the leading provider of outdoor advertising services in each of its markets. Outdoor Systems' successful operating strategy, focusing on superior sales and service, optimal management of its inventory, centralized administration and strategic acquisitions, has enabled it to improve the historical operating results in each of its existing markets. Management intends to apply this strategy to each of its newly-acquired markets.

- Superior Sales and Service. The Company seeks to gain market share in each of its markets through an intensive focus on customer sales and service, quality displays and competitive pricing. Outdoor Systems has recruited and trained a skilled sales force that is motivated by a program of commission-based compensation and supported by a network of experienced local managers who operate under a centrally coordinated marketing plan. Each Outdoor Systems market has a general manager who is actively engaged in sales. In addition, the Company seeks to attract and retain advertisers through creative advertising layouts, timely installation and rotation of displays and rapid response to customer needs.

- Optimal Inventory Management. The Company seeks to balance advertising rate growth with optimal occupancy of its displays in order to maximize revenues. The Company's variety of outdoor advertising and transit displays in its geographically diverse markets permits flexibility in pricing and packaging its display inventory.

- Centralized Administration. Outdoor Systems has historically consolidated substantially all of its administration, accounting, sales management and leasing management functions at its Phoenix headquarters and plans to consolidate a significant amount of these functions relating to the business of Gannett Outdoor into its Phoenix headquarters and four regional offices. This centralization allows the Company to focus local efforts on customer service and sales and to exercise greater control over administrative costs and expenditures.

- Strategic Acquisitions. Although the Company's focus will be the consolidation and integration of Gannett Outdoor and the promotion of internal growth of both new and existing properties, the Company will also continue to pursue strategic acquisitions in existing and new markets to achieve increased operating efficiencies, greater geographic diversification and increased market penetration. The Company is primarily interested in continued expansion in the 50 largest United States markets, because these markets typically generate greater outdoor market revenues, readily attract national advertisers, provide a better basis for regional advertising, attract quality management and offer opportunities to gain a larger market share from competitive media.

     The Company believes that its experienced and sales-oriented management team is an important asset in the successful implementation of its operating strategy. William S. Levine, Chairman, Arthur R. Moreno, President and Chief Executive Officer, and Wally C. Kelly, Senior Vice President of Sales, together possess over 56 years of sales and management experience in the outdoor advertising industry. In addition, the Outdoor Systems' general managers in its existing markets have an average of nearly 14 years of experience in the outdoor advertising industry. The industry experience of Mr. Moreno and other members of Outdoor Systems' management team includes significant prior experience with Gannett Outdoor.

     The Company was organized in 1980. The Company's executive offices are located at 2502 N. Black Canyon Highway, Phoenix, Arizona 85009, and its telephone number is (602) 246-9569.

                                  THE OFFERING

Issuer.............................  Outdoor Systems, Inc.
Securities Offered.................  $150,000,000 principal amount of   % Senior Subordinated
                                     Notes due 2006 (the "Notes").
Maturity Date......................  , 2006.
Interest Rate......................  The Notes will bear interest at a rate of   % per annum.
Interest Payment Dates.............  Interest will accrue on the Notes from the date of issuance (the "Issue Date") and will be payable
                                     semi-annually on each           and           ,
                                     commencing           , 1997.
Ranking............................  The Notes will be general unsecured obligations of the
                                     Company subordinate in right of payment to all existing
                                     and future Senior Indebtedness (as defined herein) of
                                     the Company, including indebtedness under the Senior
                                     Credit Facility, and senior in right of payment to all
                                     subordinated indebtedness of the Company. At June 30,
                                     1996, after giving pro forma effect to the Transactions
                                     and the Offering, the Company would have had
                                     approximately $455.9 million of Senior Indebtedness
                                     outstanding.
Guarantees.........................  The Notes will be unconditionally guaranteed, on a senior subordinated basis, as to the payment of
                                     principal, premium, if any, and interest, jointly and
                                     severally (the "Guarantees"), by all of the direct and
                                     indirect domestic subsidiaries of the Company (the
                                     "Guarantors"). The Guarantees will be subordinated to
                                     all Senior Indebtedness of the respective Guarantors.
Optional Redemption................  The Notes will be redeemable at the option of the
                                     Company, in whole or in part, at any time on or after
                                               , 2001 at the redemption prices set forth
                                     herein, together with accrued and unpaid interest
                                     thereon to the date of redemption. In addition, the
                                     Company, at its option, may redeem in the aggregate up
                                     to 35% of the original principal amount of Notes at any
                                     time prior to           , 1999, at a redemption price
                                     equal to 110% of the principal amount thereof plus
                                     accrued and unpaid interest thereon to the redemption
                                     date with the net proceeds of one or more Public Equity
                                     Offerings; provided, however, that at least $97.5
                                     million aggregate principal amount of Notes remain
                                     outstanding and that such redemption occurs within 60
                                     days following the closing of any such Public Equity
                                     Offering.
Change of Control..................  In the event of a Change of Control (as defined herein), the Company will be required to make an offer to
                                     purchase all outstanding Notes at a price equal to 101%
                                     of the principal amount thereof, plus accrued and unpaid
                                     interest to the date of purchase. See "Description of
                                     the Notes -- Change of Control Offer." There can be no
                                     assurance that the Company will have sufficient funds or
                                     will be contractually permitted by outstanding Senior
                                     Indebtedness to pay the required purchase price for all
                                     Notes tendered by holders upon a Change of Control.

Certain Covenants..................  The Indenture governing the Notes (the "Indenture") will contain covenants for the benefit of the holders of the
                                     Notes that, among other things, restrict the ability of
                                     the Company and its Restricted Subsidiaries (as defined
                                     herein) to: (i) incur additional Indebtedness (as
                                     defined herein); (ii) pay dividends and make
                                     distributions; (iii) make certain investments; (iv)
                                     create liens; (v) enter into transactions with
                                     affiliates; (vi) issue stock of a Restricted Subsidiary;
                                     (vii) enter into sale and leaseback transactions; (viii)
                                     merge or consolidate the Company or the Guarantors; and
                                     (ix) transfer or sell assets. These covenants are
                                     subject to a number of important exceptions. See
                                     "Description of the Notes -- Certain Covenants."
Use of Proceeds....................  The net proceeds from the sale of the Notes will be used to repay borrowings under the Subordinated Credit
                                     Facility and to pay related fees and expenses. The
                                     remaining net proceeds, if any, will be used to pay a
                                     portion of the outstanding borrowings under the Senior
                                     Credit Facility.

     For more complete information regarding the Notes, including the definitions of certain capitalized terms used above, see "Description of the Notes."

                                  RISK FACTORS

     Prospective purchasers of the Notes should consider carefully the information set forth under the caption "Risk Factors," and all other information set forth in this Prospectus, in evaluating an investment in the Notes.

                    SUMMARY PRO FORMA FINANCIAL INFORMATION
                             (DOLLARS IN THOUSANDS)

     The following sets forth summary unaudited pro forma consolidated financial information derived from the Unaudited Consolidated Pro Forma Financial Information included elsewhere in this Prospectus. The summary unaudited pro forma consolidated statement of operations for the year ended December 31, 1995 and for the latest twelve month period ended June 30, 1996 give effect to (i) the Transactions, (ii) the net reduction in operating expenses of Gannett Outdoor, (iii) the effect of conforming the capitalization of property and equipment accounting policy of Gannett Outdoor to that of Outdoor Systems, and
(iv) the Offering and the application of the net proceeds therefrom as if each had occurred at the beginning of the respective periods. The summary unaudited pro forma balance sheet as of June 30, 1996 has been prepared as if the Transactions and the Offering had occurred on June 30, 1996.

     The summary unaudited pro forma consolidated financial information does not purport to present the actual financial position or results of operations of the Company had the transactions and events assumed therein in fact occurred on the dates specified, nor are they necessarily indicative of the results of operations that may be achieved in the future. The summary unaudited pro forma consolidated financial information is based on certain assumptions and adjustments described in the notes to the Unaudited Consolidated Pro Forma Financial Information and should be read in conjunction therewith. See "Management's Discussion and Analysis of Results of Operations and Financial Condition," the Consolidated Financial Statements and the Notes thereto of Outdoor Systems and the Combined Financial Statements and Notes thereto of Gannett Outdoor, included elsewhere in this Prospectus.

                                                                                       PRO FORMA
                                                                                         LATEST
                                                                                         TWELVE
                                                                    PRO FORMA         MONTHS ENDED
                                                                   YEAR ENDED           JUNE 30,
                                                                DECEMBER 31, 1995         1996
                                                                -----------------     ------------
STATEMENT OF OPERATIONS DATA:
  Net revenues................................................      $ 314,386           $322,248
  Direct advertising expenses.................................        174,353            176,389
  General and administrative expenses.........................         26,723             26,672
  Depreciation and amortization...............................         51,585             51,723
                                                                     --------           --------
  Operating income............................................         61,725             67,464
  Interest expense............................................         54,139             54,139
  Net income..................................................          5,468              8,404
OTHER DATA:
  EBITDA(1)...................................................      $ 113,310           $119,187
  EBITDA margin(2)............................................           36.0%              37.0%
  Capital expenditures........................................      $  21,661           $ 21,368
  Number of advertising displays..............................         53,000             58,000
  Ratio of EBITDA to interest expense(3)......................                              2.20x
  Ratio of total debt to EBITDA(3)............................                              5.08x

                                                                                       PRO FORMA
                                                                     ACTUAL              AS OF
                                                                      AS OF             JUNE 30,
                                                                  JUNE 30, 1996           1996
                                                                -----------------     ------------
BALANCE SHEET DATA:
  Working capital.............................................      $   7,882           $ 64,795
  Total assets................................................        160,545            954,236
  Total debt..................................................        138,633            605,937
  Stockholders' equity........................................         10,424            277,177

---------------
(1) "EBITDA" is defined as operating income (loss) before depreciation and amortization expense. While EBITDA should not be considered in isolation or as a substitute for net income, cash flows from operating activities and other income or cash flow statement data prepared in accordance with generally accepted accounting principles, or as a measure of profitability or liquidity, management understands that it is widely used by certain investors as one measure to evaluate the financial performance of companies in the outdoor advertising industry.
(2) "EBITDA margin" is EBITDA stated as a percentage of net revenues.
(3) If the Senior Credit Facility is not amended as proposed, the ratio of EBITDA to interest expense and the ratio of total debt to EBITDA would be 2.04x and 5.06x, respectively.

                 SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA
                             (DOLLARS IN THOUSANDS)

     The following table sets forth summary historical financial data for Outdoor Systems and Gannett Outdoor for the periods indicated. The information presented below is qualified in its entirety by, and should be read in conjunction with, "Management's Discussion and Analysis of Results of Operations and Financial Condition," "Selected Historical Financial and Other Data" and the Consolidated Financial Statements and Notes thereto of Outdoor Systems and the Combined Financial Statements and Notes thereto of Gannett Outdoor.

                                                                                             SIX MONTHS
                                                  YEAR ENDED DECEMBER 31,                  ENDED JUNE 30,
                                          ---------------------------------------     -------------------------
           OUTDOOR SYSTEMS(1)                1993          1994          1995            1995          1996
----------------------------------------  -----------   -----------   -----------     -----------   -----------
INCOME STATEMENT DATA:
  Net revenues(2).......................  $    49,151   $    52,077   $    64,813     $    29,738   $    36,527
  Operating expenses:
    Direct advertising expenses.........       23,721        24,433        30,462          14,596        16,151
    General and administrative
      expenses..........................        2,777         3,357         4,096           2,007         2,213
    Depreciation and amortization.......       10,421         9,165         9,970           4,958         5,259
  Gain on 1994 Disposal.................           --         4,325            --              --            --
  Operating income......................       12,232        19,447        20,285           8,177        12,904
  Interest expense......................       11,894        16,393        17,199           9,017         7,929
  Net income (loss)(3)..................       (3,176)        1,333         2,768            (840)        2,141
OTHER DATA:
  EBITDA(4).............................  $    22,653   $    24,287   $    30,255     $    13,135   $    18,163
  EBITDA margin(5)......................         46.1%         46.6%         46.7%           44.2%         49.7%
  Capital expenditures..................  $     4,387   $     4,924   $     7,070     $     4,251   $     2,891
  Number of advertising displays........       10,800        11,900        12,700          12,000        18,000

                                                                                             SIX MONTHS
                                                  YEAR ENDED DECEMBER 31,                  ENDED JUNE 30,
                                          ---------------------------------------     -------------------------
            GANNETT OUTDOOR                  1993          1994          1995            1995          1996
----------------------------------------  -----------   -----------   -----------     -----------   -----------
INCOME STATEMENT DATA:
  Net revenues..........................  $   225,165   $   235,236   $   247,271     $   115,888   $   117,733
  Other income (loss)...................           25           (67)          193             266           201
                                          -----------   -----------   -----------     -----------   -----------
         Total revenues.................      225,190       235,169       247,464         116,154       117,934
                                          -----------   -----------   -----------     -----------   -----------
  Direct expenses:
    Direct advertising..................      159,927       163,362       171,091          82,955        82,410
    General and administrative..........       30,572        33,866        33,101          16,123        17,169
    Depreciation and amortization.......       19,669        19,692        17,262           8,743         8,822
                                          -----------   -----------   -----------     -----------   -----------
  Excess of revenues over direct
    expenses............................  $    15,022   $    18,249   $    26,010     $     8,333   $     9,533
                                          ===========   ===========   ===========     ===========   ===========

                                           (see footnotes on the following page)

             NOTES TO SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA

(1) In December 1994, the Company acquired substantially all of the assets and business of Capitol Outdoor Advertising, Inc. in Atlanta (the "1994 Acquisition"), and in connection with the 1994 Acquisition simultaneously sold its then-existing outdoor advertising displays in Atlanta (the "1994 Disposal") (the 1994 Acquisition and the 1994 Disposal are collectively referred to as the "Atlanta Transaction"). In addition, in 1993 the Company refinanced a substantial portion of its indebtedness with 10.75% Senior Notes due 2003. Accordingly, operating results are not necessarily comparable on a year-to-year basis. See "Management's Discussion and Analysis of Results of Operations and Financial Condition."
(2) Net revenues are gross revenues minus agency commissions, plus other income of $1.0 million and $0.4 million for the years ended December 31, 1994 and 1995, respectively, and $0.3 million for the six months ended June 30, 1996.
(3) Deferred financing costs of $3.3 million and $0.8 million associated with borrowings which were retired or redeemed were charged as an extraordinary loss during 1993 and the six months ended June 30, 1996, respectively.
(4) "EBITDA" is defined as operating income (loss) before depreciation and amortization expense and, in 1994, before the gain on the 1994 Disposal. While EBITDA should not be considered in isolation or as a substitute for net income, cash flows from operating activities and other income or cash flow statement data prepared in accordance with generally accepted accounting principles, or as a measure of profitability or liquidity, management understands that it is widely used by certain investors as one measure to evaluate the financial performance of companies in the outdoor advertising industry.
(5) "EBITDA margin" is EBITDA stated as a percentage of net revenues.

                                THE TRANSACTIONS

THE ACQUISITION

     On August 22, 1996, the Company purchased substantially all of the assets of Gannett Outdoor, including the stock of certain indirect subsidiaries of Gannett, for approximately $640 million in cash, plus the net book value of working capital and certain other specified assets of Gannett Outdoor (which net book value increased the purchase price by approximately $60 million). As a result of the Acquisition, the Company acquired from Gannett a total of approximately 40,000 advertising display faces consisting of bulletins, posters and transit advertising displays in and around New York, Los Angeles, Chicago, Philadelphia, San Francisco, Detroit, Sacramento, St. Louis, Denver, San Diego, New Haven, Kansas City, Grand Rapids, Flint and Rochester and in various locations in New Jersey and Canada.

THE ACQUISITION FINANCING


     The Company financed the purchase price of the Acquisition and the related refinancing of certain existing indebtedness of the Company and paid the fees and expenses associated with the Acquisition and the Acquisition Financing through (i) a revolving credit facility and term loans of up to $530 million under the Senior Credit Facility, (ii) bridge loans of $180 million under the Subordinated Credit Facility, and (iii) the Common Stock Offering. The Company used approximately $40 million of net proceeds received upon the exercise of the Underwriters' over-allotment option in the Common Stock Offering to reduce indebtedness incurred under the Subordinated Credit Facility. Concurrently with or shortly following the consummation of the Offering, it is expected that the Senior Credit Facility will be amended to provide for a revolving credit facility and term loans of up to an aggregate of $575 million and to make certain other changes. See "Description of Senior Credit Facility."


THE DEBT TENDER OFFER

     In connection with the Acquisition, the Company purchased, pursuant to a tender offer and consent solicitation (the "Debt Tender Offer"), all but $15,000 aggregate principal amount of its outstanding 10 3/4% Senior Notes due 2003 (the "Existing Notes") and obtained the consent of the holders of the Existing Notes to modify or eliminate certain provisions of the indenture governing the Existing Notes to permit, among other things, the consummation of the Acquisition Financing. The aggregate consideration paid by the Company in the Debt Tender Offer was $1,116.25 per $1,000 principal amount of Existing Notes plus accrued and unpaid interest. The Company executed a supplemental indenture reflecting the amendments.

THE HOUSTON OPTION

     In connection with the Acquisition, Gannett agreed to cause Gannett Outdoor Co. of Texas, Inc. ("Gannett of Texas") to grant to the Company an option (the "Houston Option") to purchase, within 120 days after the closing of the Acquisition, Gannett of Texas' outdoor operations in Houston, Texas, for a purchase price of $10 million in cash, plus the net book value of working capital and certain other specified assets of Gannett of Texas. The Company exercised the Houston Option and intends to complete the acquisition contemplated thereby as soon as practicable following the expiration or early termination of the applicable waiting period under the Hart-Scott-Rodino Act. The acquisition of the Houston assets could require the sale or other disposition of part or all of Outdoor Systems' existing operations in Houston.

THE DENVER DISPOSITION

     On August 8, 1996, the Company sold substantially all of its existing billboard assets in Denver (the "Denver Disposition") to an unrelated party for $9.2 million consisting of $2.8 million in cash paid at closing and a ten-year promissory note for the balance of the purchase price. The promissory note bears interest at a rate of 9% per annum and is payable in installments of $162,500 (including interest) per quarter with a final payment of the remaining principal and unpaid interest upon maturity. The promissory note is secured by a first lien on the assets sold. The promissory note and all security instruments in connection therewith have been pledged to secure the Company's obligations under the Senior Credit Facility.

OTHER ACQUISITIONS

     In May 1996, Outdoor Systems acquired control over perpetual easements for 1,360 plots of land in 17 eastern states for $21.8 million (plus future consideration estimated to be payable beginning in 2006) from CSX Realty Development Corporation (the "CSX Assets Acquisition"). Currently, 130 different outdoor advertising companies have licenses to operate approximately 2,240 advertising displays on these plots of land. As a result of this purchase, the Company has the right to collect the proceeds from these licenses. The Company believes that the plots of land subject to the easements acquired in the CSX Assets Acquisition (i) are located in attractive locations because of their proximity to major highways, and (ii) provide a long-term, consistent revenue stream due to their high occupancy license fees and renewal rates. The Company is in the process of consolidating the operations acquired in the CSX Assets Acquisition into its Atlanta market operations.

     In April 1996, the Company acquired all of the stock of Decade Communications Group, Inc. (the "Bench Ad Acquisition"), which owned approximately 5,300 bus benches in the Denver metropolitan area for a purchase price of approximately $1.8 million.

     The CSX Assets Acquisition and the Bench Ad Acquisition are hereinafter referred to as the "Other Acquisitions."

                                  RISK FACTORS

     In addition to the other information in this Prospectus, the following factors should be considered carefully in evaluating an investment in the Notes offered by this Prospectus.

     Leverage and Liquidity. Upon completion of the Offering and the proposed amendment to the Senior Credit Facility, the Company's total indebtedness will be approximately $605.9 million, representing approximately 69% of total capitalization. There can be no assurance that the Company will have adequate cash available to make required principal and interest payments. In addition, the terms of the Senior Credit Facility include, and the Indenture will include, significant operating and financial restrictions, such as limits on the Company's ability to incur indebtedness, create liens, sell assets, engage in mergers or consolidations, make investments and pay dividends.

     The Company's high degree of leverage may have important consequences for the Company: (i) the ability of the Company to obtain additional financing for acquisitions, working capital, capital expenditures or other purposes, if necessary, may be impaired or such financing may not be on terms favorable to the Company; (ii) a substantial portion of the Company's cash flow will be used to pay the Company's interest expense and under certain conditions to repay indebtedness, which will reduce the funds that would otherwise be available to the Company for its operations and future business opportunities; (iii) a substantial decrease in net operating cash flows or an increase in expenses of the Company could make it difficult for the Company to meet its debt service requirements and force it to modify its operations; (iv) the Company may be more highly leveraged than its competitors which may place it at a competitive disadvantage; and (v) the Company's high degree of leverage may make it more vulnerable to a downturn in its business or the economy generally. Any inability of the Company to service its indebtedness or obtain additional financing, as needed, would have a material adverse effect on the Company.

     The Company's ability to pay interest and principal on the Notes and to satisfy its other debt obligations will depend upon its future operating performance, which will be affected by prevailing economic conditions and financial, business and other factors, certain of which are beyond its control. The Company anticipates that its operating cash flow, together with borrowings under the Senior Credit Facility, will be sufficient to meet its operating expenses and to service its debt requirements as they become due. However, if the Company is unable to service its indebtedness, whether upon acceleration of such indebtedness or in the ordinary course of business, the Company will be forced to pursue one or more alternative strategies such as selling assets, restructuring or refinancing its indebtedness, or seeking additional equity capital. There can be no assurance that any of these strategies could be effected on satisfactory terms, if at all. See "Management's Discussion and Analysis of Results of Operations and Financial Condition -- Liquidity and Capital Resources."

     Subordination. The Notes will be unsecured and subordinated to the prior payment in full of all Senior Indebtedness (as defined herein) whether existing at the time of issuance of the Notes or thereafter incurred. As of June 30, 1996, on a pro forma basis, after giving effect to the Transactions and the Offering, the aggregate outstanding principal amount of all Senior Indebtedness would have been approximately $455.9 million. The indebtedness under the Senior Credit Facility is secured by a first priority lien on substantially all of the assets of the Company now owned or hereafter acquired and is guaranteed by the Guarantors. The guarantees of the Senior Credit Facility are secured by a first priority lien on substantially all of the assets of the respective Guarantors now owned or acquired later. In the event of a bankruptcy, liquidation or reorganization of the Company, the assets of the Company will be available to pay obligations on the Notes only after all Senior Indebtedness has been paid in full, and there may not be sufficient assets remaining to pay amounts due on any or all of the Notes. In addition, the Company may not pay principal or premium, if any, or interest on the Notes if any Senior Indebtedness is not paid when due or any other default on any Senior Indebtedness occurs and the maturity of such Senior Indebtedness is accelerated in accordance with its terms, unless in either case, such amount has been paid in full or the default has been cured or waived and such acceleration has been rescinded. In addition, if any default occurs with respect to certain Senior Indebtedness and certain other conditions are satisfied, the Company may not make any payments on the Notes for a designated period of time.

     The Company's Canadian subsidiaries have not guaranteed the Company's obligations under the Notes. The rights of the Company and its creditors, including the holder of the Notes, to realize upon the assets of such subsidiaries in the event of any such subsidiaries' liquidation or reorganization (and the consequent right of holders of the Notes to participate in those assets) will be subject to the prior claims of such subsidiaries' creditors, including the lenders under the Senior Credit Facility, except to the extent that the Company may itself be a creditor with recognized claims against any such subsidiaries. In such case, the Company's claim would still be subordinate to any security interests in the assets of such subsidiaries and any indebtedness of such subsidiaries which is senior to the claims of the Company. The Company's Canadian subsidiaries' borrowings under the Senior Credit Facility are secured by substantially all of the assets of such subsidiaries. See "Description of Senior Credit Facility."

     Restrictive Debt Covenants. The Senior Credit Facility contains a number of significant covenants that, among other things, restrict the ability of the Company to (i) incur indebtedness; (ii) incur liens or guarantee obligations;
(iii) enter into mergers or consolidations or liquidate, wind up or otherwise dispose of all or substantially all of its property, or make any material change in its method of conducting business; (iv) with certain exceptions, sell or otherwise dispose of property, business or assets; (v) declare or pay dividends or distributions or purchase or redeem any shares of capital stock or pay interest on subordinate indebtedness in cash at a rate per annum greater than 15% or in any other form at a rate per annum greater than 20%; (vi) make capital expenditures; (vii) make loans or investments; (viii) make optional payments or prepay or redeem indebtedness or amend or modify payment terms or interest on indebtedness; (ix) enter into transactions with affiliates; (x) enter into sale and leaseback arrangements; (xi) alter the business it conducts; or (xii) enter into agreements prohibiting or limiting its ability to create liens upon its assets or revenues to secure the obligations under the Senior Credit Facility. In addition, under the Senior Credit Facility, the Company is required to comply with financial covenants with respect to a maximum total leverage ratio and senior leverage ratio and a minimum interest coverage ratio and fixed charge coverage ratio. If the Company were unable to borrow under the Senior Credit Facility due to a default, it could be left without sufficient liquidity.

     Fraudulent Conveyance Considerations. Management of the Company believes that the indebtedness of the Company represented by the Notes, and the indebtedness of Guarantors under the guarantees of the Notes, are being incurred for proper purposes and in good faith, and that, based on present forecasts, asset valuations and other financial information, the Company and each of the Guarantors will be, after giving effect to the incurrence of the Notes and the consummation of the Transactions, solvent, will have sufficient capital for carrying on their business and will be able to pay their debts as they mature. Notwithstanding management's belief, if a court of competent jurisdiction in a suit by an unpaid creditor or a representative of creditors (such as a trustee in bankruptcy or a debtor-in-possession) were to find that the Company (or any Guarantor) did not receive fair consideration or reasonably equivalent value for incurring the Notes (or the Guarantee) or any debt being refinanced thereby and, at the time of the incurrence of the Notes (or Guarantee) or such indebtedness, the Company (or such Guarantor), was insolvent, was rendered insolvent by reason of such incurrence, was engaged in a business or transaction for which its remaining assets constituted unreasonably small capital, intended to incur, or believed that it would incur, debts beyond its ability to pay as such debts matured, or intended to hinder, delay or defraud its creditors, such court could avoid such indebtedness. A possible consequence of such avoidance would be the subordination of the indebtedness represented by the Notes or the respective Guarantees to existing and future indebtedness of the respective Guarantors. Another possible consequence would be the effective abrogation of the Guarantees. The measure of insolvency for purposes of the foregoing will vary depending upon the law of the relevant jurisdiction. Generally, however, a company would be considered insolvent for purposes of the foregoing if the present fair saleable value of the company's assets is less than the amount that will be required to pay its probable liability on existing debts as they become absolute and mature. In rendering its opinion on the validity of the Notes, counsel for each of the Company and the Underwriters will express no opinion as to federal or state laws relating to fraudulent transfers.

     Challenges of Business Integration. The Company has never consummated an acquisition of a business the size of Gannett Outdoor, and faces significant challenges in integrating the operations of Gannett Outdoor with those of the Company. Integration of Gannett Outdoor will require substantial attention from the Company's management team, which has had limited experience in integrating operations of the size of Gannett Outdoor. Diversion of management attention from the Company's existing business could have an adverse impact on the revenues and operating results of the Company. There can be no assurance that the Company will be able to integrate the operations of the Company and Gannett Outdoor successfully. In addition, Gannett Outdoor historically has operated with a higher cost structure than the Company and the pro forma financial statements assume that the Company will be able to achieve significant cost reductions following the Acquisition, including cost reductions associated with employee reductions and production plant closings. The Company could face regulatory, contractual and other restrictions on its ability to implement the cost reductions. There can be no assurance that the Company will be successful in reducing the overhead and other costs associated with Gannett Outdoor, or that realization of such cost reductions will not be delayed. In addition, to the extent that the Company is successful in achieving part or all of such cost reductions, there can be no assurance that the reductions will not have a material adverse effect on the business of the Company.

     Nature of Acquisition Agreement; Limited Recourse to Seller. The representations and warranties made by Gannett in connection with the Acquisition relating to Gannett Outdoor and the assets acquired and the associated indemnities are limited and qualified. The Company's recourse to Gannett is extremely limited. In addition, the Acquisition was consummated on a very rapid schedule, and Outdoor Systems' ability to conduct due diligence was limited by time constraints and other factors. Accordingly, unanticipated events or liabilities related to the Gannett Outdoor business could materially and adversely affect the Company and the success of the Acquisition.

     Increase in Interest Rates. All of the indebtedness under the Senior Credit Facility bears interest at variable rates. While the Company is required by the Senior Credit Facility to enter into interest rate cap agreements to reduce its exposure to increases in such interest rates with respect to at least $265 million of indebtedness ($225 million upon amendment of the Senior Credit Facility), such agreements will not apply to the Company's entire variable rate debt and, therefore, will not entirely eliminate the Company's exposure to variable rates. Any increase in the interest rates on the Company's indebtedness will reduce funds available to the Company for its operations and future business opportunities and will exacerbate the consequences of the Company's leveraged capital structure. See "Description of Senior Credit Facility."

     Prior Stockholders' Deficiency; Prior Period Losses. Until completion of its initial public offering in April 1996, Outdoor Systems had a Common Stockholders' Equity Deficiency as a result of net losses attributable to common stockholders for periods prior to December 31, 1995. Outdoor Systems' net losses in prior periods resulted in significant part from substantial depreciation and amortization expenses related to assets purchased in Outdoor Systems' acquisitions, interest expense associated with related indebtedness and deferred financing cost charges recorded as extraordinary losses. Outdoor Systems realized a net loss attributable to common stockholders during the first six months of 1996 of approximately $1.3 million, in part due to a pre-tax extraordinary loss of $1.4 million ($0.8 million net of tax benefit) arising from the discount on subordinated debt retired in connection with its initial public offering and a $2.3 million charge to additional paid in capital arising from the unamortized discount on preferred stock retired as part of the initial public offering. When the Bridge Financing is retired, the Company will write off deferred financing costs related thereto (approximately $7.0 million if the Bridge Financing is retired in the third quarter of 1996). In addition, the Company incurred a commitment fee of $3.3 million related to a preferred stock commitment that was not exercised and will incur an extraordinary loss of $13.3 million related to the Debt Tender Offer. The Company will record goodwill and other intangible assets of approximately $60 million in connection with the Acquisition, which will be amortized over a period of 30 years. In addition, the cost basis of advertising structures acquired by the Company from Gannett will increase by approximately $482.5 million over the $132.6 million historic cost basis, which will be amortized over 20 years. The increased depreciation, amortization, interest and other expenses associated with the Acquisition may result in net losses in the future. There can be no assurance that the Company will become profitable in the future.

     Acquisition Strategy. The Company's growth has been facilitated by strategic acquisitions that have substantially increased the Company's inventory of advertising displays. One element of the Company's operating strategy is to make strategic acquisitions in markets in which it currently competes as well as in new markets. While the Company believes that the outdoor advertising industry is highly fragmented and that significant acquisition opportunities are available, there can be no assurance that suitable acquisition candidates can be found, and the Company is likely to face competition from other outdoor advertising companies or other parties for acquisition opportunities that are available. In addition, if the prices sought by sellers of outdoor advertising displays and companies continue to rise, as management believes may happen, the Company may find fewer acceptable acquisition opportunities. There can be no assurance that the Company will have sufficient capital resources to complete acquisitions, that acquisitions can be completed on terms acceptable to the Company, or that any acquisitions that are completed can be successfully integrated into the Company. While the Company continues to evaluate acquisition opportunities, there are no material acquisitions pending as of the date of this Prospectus.

     Economic Conditions; Advertising Trends. The Company relies on sales of advertising space for its revenues and its operating results therefore are affected by general economic conditions, as well as trends in the advertising industry. A reduction in advertising expenditures available for the Company's displays could result from a general decline in economic conditions, a decline in economic conditions in particular markets where the Company conducts business or a reallocation of advertising expenditures to other available media by significant users of the Company's displays. While the Company has benefitted from special events in the past, there can be no assurance that the Company will continue to benefit to the same degree in the future from special events such as the 1996 Olympic Games in Atlanta, and results in a particular market, year or period could be adversely affected by the lack of such special events.

     Tobacco revenues have historically accounted for a significant portion of outdoor advertising revenues. Beginning in 1992, the leading tobacco companies substantially reduced their domestic advertising expenditures in response to a declining population of smokers in the United States, societal pressures to reduce advertising, consolidation in the tobacco industry and increasing price competition from generic products. In 1995, tobacco advertising accounted for 9.1% of Outdoor Systems' net revenues, and 9.9% of Gannett Outdoor's net revenues. In addition, the Food and Drug Administration recently promulgated rules which, among other things, would limit certain types of outdoor advertising by tobacco companies. There can be no assurance that the tobacco industry will not further reduce advertising expenditures in the future or that future legislation or rules will not further limit the use of outdoor advertising by tobacco companies.

     Competition. The Company faces competition for advertising revenues from other outdoor advertising companies, as well as from other media such as radio, television, print media and direct mail marketing. The Company also competes with a wide variety of other "out-of-home" advertising media, the range and diversity of which has increased substantially over the past several years to include advertising displays in shopping centers and malls, airports, stadiums, movie theaters and supermarkets, and on taxis, trains, buses and subways. Some of the Company's competitors, principally in other media such as radio and television, are substantially larger, better capitalized and have access to greater resources than the Company. There can be no assurance that outdoor advertising media will be able to compete with other types of media, or that the Company will be able to compete successfully either within the outdoor advertising industry or with other media. See "Business -- Competition."

     Reliance on Key Executives. The Company's success depends to a significant extent upon the continued services of its executive officers and other key management and sales personnel, in particular its President and Chief Executive Officer, Arthur R. Moreno, and its Senior Vice President of Sales, Wally C. Kelly. Although the Company has designed its incentive and compensation programs to retain key employees, including options to purchase shares of Common Stock (certain of which are subject to forfeiture in the event the recipients violate non-competition clauses included therein), the Company has no employment contracts with any of its employees, and none of its employees are bound by non-competition agreements. The unavailability of the continuing services of its executive officers and other key management and sales personnel could have a material adverse effect on the Company's business.

     Regulation of Outdoor Advertising. Outdoor advertising displays are subject to governmental regulation at the federal, state, provincial and local levels. These regulations, in some cases, limit the height, size, location and operation of billboards and, in limited circumstances, regulate the content of the advertising copy displayed on the billboards. Some governmental regulations prohibit the construction of new billboards or the replacement, relocation, enlargement or upgrading of existing structures. Some cities, including Houston, Kansas City and St. Louis, have adopted amortization ordinances or regulations under which, after the expiration of a specified period of time, billboards must be removed at the owner's expense and without the payment of compensation. Ordinances requiring the removal of a billboard without compensation, whether through amortization or otherwise, are being challenged in various state and federal courts with conflicting results. To date, regulations in the Company's markets have not materially adversely affected its operations. However, no assurance can be given as to the effect on the Company of existing laws and regulations or of new laws and regulations that may be adopted in the future. See "Business -- Government Regulation."

     Contract Consents. The transfer by Gannett to the Company of certain contractual and other rights as part of the Acquisition requires the consent and approval of certain other parties doing business with Gannett Outdoor prior to the Acquisition. In addition, transfer of the capital stock of certain of the subsidiaries of Gannett may violate change of control or other non-assignment clauses contained in contracts to which such subsidiaries are a party. These contractual and other rights were assigned to the Company as part of the Acquisition even though the Company did not have all of the consents and approvals required for such transfer prior to the closing of the Acquisition which could result in termination of or default under such contracts or other rights. There can be no assurance that the Company will receive the requisite consents or approvals or obtain any necessary waivers to secure the benefits of any such contracts.

     Transit Business. A portion of the business acquired from Gannett Outdoor (net revenues of approximately $28.5 million in 1995) consists of revenues under contracts for the operation of display faces on bus shelters and in subway stations and subways in the City of New York. Transfer of rights under these contracts requires consent from the relevant public authorities. The Company has obtained a number of such consents. Although the Company anticipates that it will be able to secure the remaining consents or make other arrangements providing to it the benefit of these contracts, there can be no assurance that it will be able to do so. Further, most of these contracts are subject to termination upon short notice by the applicable governmental authority, terminate at scheduled times which impose competitive bidding and other requirements for renewal, include letter of credit and other requirements obligating the Company to fund and meet certain minimum payment requirements to the governmental authority and erect and maintain shelters in the applicable jurisdiction, and contain other performance obligations which are imposed on the Company. There can be no assurance that these various obligations and conditions will not adversely affect the Company. The transit business in New York historically has generated relatively low operating margins and there can be no assurance that the Company will be able to improve the performance of this business.

     Environmental Matters. As the owner, lessee or operator of various real properties and facilities, the Company is subject to various federal, state and local environmental laws and regulations. To date, compliance with such laws and regulations has not had a material adverse effect on the historical business of Outdoor Systems. However, a number of the properties acquired from Gannett have existing environmental conditions relating primarily to underground storage tanks for which the Company has assumed responsibility in connection with the Acquisition. In addition, two of the sites are adjacent to Superfund sites and other properties are in the vicinity of other industrial properties with known contamination. Of the two properties adjacent to a Superfund site, one is believed to be contaminated by such site. Although the Company believes that the existing environmental conditions are manageable, there can be no assurance that these conditions will not create greater costs than currently expected or that compliance with existing or new environmental laws or regulations will not require the Company to make significant expenditures in the future, all of which could adversely affect the Company.

     Seasonality. The Company's revenues and operating results have exhibited some degree of seasonality in past periods. Typically, the Company experiences its strongest financial performance in the fourth quarter and its lowest revenues in the first quarter. The Company expects this trend to continue in the future. Because a significant portion of the Company's expenses are fixed, a reduction in revenues in any quarter is likely to result in a period-to-period decline in operating performance and net income.

     Control by Executive Officers and Directors. Upon consummation of the Offering, the Company's executive officers, directors and their respective affiliates will beneficially own (including for this purpose options exercisable within 60 days after the date of this Prospectus and shares over which such persons have voting control) approximately 49% of the outstanding shares of Common Stock. Such persons, if acting together, would have sufficient voting power to control the outcome of corporate actions submitted to the stockholders for approval and to control the management and affairs of the Company, including the election of the Board of Directors of the Company. As a result of such control, certain transactions may not be possible without the approval of such stockholders, including proxy contests, mergers involving the Company and tender offers or other purchases of Common Stock that could give stockholders of the Company the opportunity to realize a premium over the then-prevailing market price for their shares of Common Stock. See "Principal Stockholders."

     Lack of a Public Market for the Notes. There is no public market for the Notes and the Company does not intend to list the Notes on any securities exchange or for quotation over any over-the-counter market. The Company has been advised by the Underwriters that the Underwriters intend to make a market in the Notes following the completion of the Offering. However, the Underwriters are under no obligation to do so and may discontinue any market making activities at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes or that an active public market for the Notes will develop or, if developed, will continue. If an active public market does not develop or is not maintained, the market price and liquidity of the Notes may be adversely affected.

     Change of Control. In the event of a Change of Control, the Company will be required to offer to repurchase all of the outstanding Notes at 101% of the principal amount thereof plus any accrued and unpaid interest thereon to the date of the purchase. A Change of Control under the Indenture will result in a default under the Senior Credit Facility. The exercise by the holders of the Notes of their right to require the Company to repurchase the Notes upon a Change of Control could also cause a default under other indebtedness of the Company, even if the Change of Control itself does not, because of the financial effect of such repurchase on the Company. The Company's ability to pay cash to the holders of the Notes upon a repurchase may be limited by the Company's then existing financial resources. There can be no assurance that in the event of a Change of Control, the Company will have, or will have access to, sufficient funds or will be contractually permitted under the terms of outstanding indebtedness to pay the required purchase price for all Notes tendered by holders upon a Change of Control. See "Description of the Notes -- Change of Control Offer" and "Description of Senior Credit Facility."

     Risks Associated with Forward-Looking Statements. This Prospectus contains and incorporates by reference certain statements that are "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Those statements include, among other things, the discussions of the Company's business strategy and expectations concerning the Company's market position, future operations, margins, profitability, liquidity and capital resources, as well as statements concerning the integration of the Acquisition and achievement of cost savings in connection therewith. Investors in the Notes offered hereby are cautioned that reliance on any forward-looking statement involves risks and uncertainties, and that although the Company believes that the assumptions on which the forward-looking statements contained herein are based are reasonable, any of those assumptions could prove to be inaccurate, and as a result, the forward-looking statements based on those assumptions also could be incorrect. The uncertainties in this regard include, but are not limited to, those identified in the risk factors discussed above. In light of these and other uncertainties, the inclusion of a forward-looking statement herein should not be regarded as a representation by the Company that the Company's plans and objectives will be achieved.

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the Notes offered hereby are estimated to be approximately $144.8 million, after deducting estimated underwriting discounts and commissions and offering expenses. The Company intends to use the net proceeds to repay amounts outstanding under the Subordinated Credit Facility. The remaining net proceeds, if any, are intended to be used to pay outstanding borrowings under the Senior Credit Facility. As of the date hereof, the Company has $140 million principal amount of indebtedness outstanding under the Subordinated Credit Facility which currently bears interest at an interest rate of approximately 11.7% per annum. The Subordinated Credit Facility matures on August 22, 2006. For information relating to the interest rates and maturities applicable to borrowings under the Senior Credit Facility, see "Description of Senior Credit Facility" herein.

                                 CAPITALIZATION
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

     The following table sets forth the consolidated capitalization of the Company (i) as of June 30, 1996, (ii) pro forma giving effect as of June 30, 1996 to the Acquisition, the Debt Tender Offer and the Acquisition Financing, all of which occurred on August 22, 1996 and (iii) pro forma as further adjusted giving effect to the Offering and the application of the estimated net proceeds therefrom and the proposed amendment to the Senior Credit Facility. This table should be read in conjunction with the information contained in "Unaudited Consolidated Pro Forma Financial Information" and Outdoor Systems' consolidated financial statements and notes thereto appearing elsewhere herein.

                                                                       AS OF JUNE 30, 1996
                                                             ----------------------------------------
                                                                           PRO FORMA       PRO FORMA
                                                                          AS ADJUSTED     AS ADJUSTED
                                                                            FOR THE         FOR THE
                                                              ACTUAL    TRANSACTIONS(1)   OFFERING(2)
                                                             --------   ---------------   -----------
Current maturities of long-term debt.......................  $    173      $       0       $       0
                                                             --------       --------        --------
Long-term debt:
  Senior Credit Facility...................................    23,750        459,497         455,897
  Existing Notes...........................................   114,670             --              --
  Subordinated Credit Facility.............................        --        140,000              --
  Notes....................................................        --             --         150,000
  Other....................................................        40             40              40
                                                             --------       --------        --------
     Total long-term debt..................................   138,460        599,537         605,937
                                                             --------       --------        --------
Common stockholders' equity:
  Common Stock, $0.01 par value............................       180            266             266
  Additional paid in capital...............................    33,987        316,808         316,808
  Accumulated deficit(3)...................................   (19,690)       (31,694)        (35,844)
  Treasury stock (at cost) 7,650,297 shares................    (4,053)        (4,053)         (4,053)
                                                             --------       --------        --------
     Total common stockholders' equity(4)..................    10,424        281,327         277,177
                                                             --------       --------        --------
          Total capitalization.............................  $149,057      $ 880,864       $ 883,114
                                                             ========       ========        ========

---------------
(1) Pro forma to give effect to the consummation of the Acquisition, the Debt Tender Offer and the Acquisition Financing.
(2) Pro forma as adjusted to give effect to the Offering and the application of the net proceeds therefrom and the proposed amendment to the Senior Credit Facility.
(3) Pro forma as adjusted for the Transactions also reflects the write-off of a $3.3 million commitment fee related to a preferred stock commitment that was not exercised. Pro forma as adjusted for the Offering reflects the write-off of approximately $7.0 million of deferred financing costs incurred in connection with the borrowings under the Subordinated Credit Facility. Such amounts were reduced by related tax benefits.
(4) Excludes 4,100,184 shares of Common Stock issuable upon exercise of options, of which 2,884,135 are exercisable immediately and 1,216,049 vest ratably over a four-year period, and 156,797 shares of Common Stock issuable in settlement of accounts under the Company's Incentive Plan.

             UNAUDITED CONSOLIDATED PRO FORMA FINANCIAL INFORMATION

     The following unaudited consolidated pro forma financial information combines the historical financial information of the Company and Gannett Outdoor at June 30, 1996 and for the year ended December 31, 1995, the twelve month period ended June 30, 1996 and for the six month period ended June 30, 1996, giving effect to (i) the Transactions (including the proposed amendment to the Senior Credit Facility); (ii) the net reduction in operating expenses of Gannett Outdoor; (iii) the effect of conforming the capitalization of property and equipment accounting policy of Gannett Outdoor to that of the Company; and (iv) the Offering and the application of the net proceeds therefrom. The pro forma consolidated balance sheet as of June 30, 1996 has been prepared as if the Transactions and the Offering had occurred on June 30, 1996.

     The detailed assumptions used to prepare the unaudited consolidated pro forma financial information are contained in the notes to unaudited consolidated pro forma financial information. The unaudited consolidated pro forma financial information reflects the use of the purchase method of accounting for the Acquisition.

     Pro forma adjustments for the Acquisition are based upon preliminary estimates, available information and certain assumptions that the management of the Company deems appropriate. Final adjustments may differ from the pro forma adjustments presented herein. The unaudited consolidated pro forma financial information does not purport to represent the results of operations or the financial position of the Company and Gannett Outdoor that actually would have resulted had the Acquisition occurred as of the date indicated, nor should it be taken as indicative of the future results of the operations or future financial position of the Company and Gannett Outdoor. The unaudited consolidated pro forma financial information should be read in conjunction with the notes to unaudited consolidated pro forma financial information and the separate historical financial statements and notes thereto of the Company and Gannett Outdoor which are contained elsewhere herein.

     This pro forma data does not give effect to cost reductions that are anticipated to be achieved subsequent to the Acquisition from (i) reductions in facility costs arising from renegotiated rents or reduced space and the elimination of expenses relating to terminated employees; (ii) a reduction in labor costs arising from production efficiencies and a reduced number of direct production and direct sales employees; and (iii) increased sales efficiencies arising from a modification of the sales compensation system.

                             OUTDOOR SYSTEMS, INC.

                 UNAUDITED CONSOLIDATED PRO FORMA BALANCE SHEET
                                 JUNE 30, 1996
                             (DOLLARS IN THOUSANDS)

                                     ASSETS

                                                 HISTORICAL
                                             -------------------    PRO FORMA                      PRO FORMA
                                                        GANNETT    ACQUISITION                     OFFERING         PRO FORMA
                                             COMPANY    OUTDOOR    ADJUSTMENTS       PRO FORMA    ADJUSTMENTS      AS ADJUSTED
                                             --------   --------   -----------      -----------   -----------      -----------
CURRENT ASSETS.............................  $ 15,070   $ 81,202    $   4,404(1)     $ 100,676                      $ 100,676
PROPERTY AND EQUIPMENT -- Net..............   112,457    132,636      482,537(1)       727,630                        727,630
PERPETUAL LAND EASEMENTS...................    23,674         --                        23,674                         23,674
INTANGIBLE ASSETS -- Net...................        --     41,243       23,563(2)        60,000                         60,000
                                                                       (4,806)(1)
DEFERRED FINANCING COSTS...................     3,920         --       (3,274)(3)       17,207     $   7,750(4)        24,957
                                                                       16,561(1)
BRIDGE DEFERRED FINANCING COSTS............        --         --        8,300(1)         8,300        (1,350)(4)           --
                                                                                                      (6,950)(5)
DEFERRED INCOME TAXES......................     3,827         --        7,900(1)        11,727         2,800(5)        14,527
OTHER ASSETS...............................     1,597      1,175                         2,772                          2,772
                                             --------   --------    ---------         --------     ---------         --------
TOTAL......................................  $160,545   $256,256    $ 535,185        $ 951,986     $   2,250        $ 954,236
                                             ========   ========    =========         ========     =========         ========
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
CURRENT LIABILITIES........................  $  7,188   $ 23,113    $   5,580(1)     $  35,881                      $  35,881
                                             --------   --------    ---------         --------                       --------
LONG-TERM DEBT:
  10.75% Senior Notes......................   114,670         --     (114,670)(1)           --                             --
  Senior Credit Facility...................    23,750         --      435,747(1)       459,497     $  (3,600)(4)      455,897
  Subordinated Credit Facility.............        --         --      140,000(1)       140,000      (140,000)(4)           --
  Notes....................................        --         --                            --       150,000(4)       150,000
  Other long-term obligations..............        40         --                            40                             40
                                             --------   --------    ---------         --------     ---------         --------
    Total long-term obligations............   138,460         --      461,077          599,537         6,400          605,937
                                             --------   --------    ---------         --------     ---------         --------
OTHER LONG-TERM LIABILITIES................     4,473      7,205       23,563(2)        35,241                         35,241
                                             --------   --------    ---------         --------     ---------         --------
    Total liabilities......................   150,121     30,318      490,220          670,659         6,400          677,059
                                             --------   --------    ---------         --------     ---------         --------
NET ASSETS TO BE ACQUIRED..................        --    225,938     (225,938)(1)           --                             --
                                             --------   --------    ---------         --------     ---------         --------
STOCKHOLDERS' EQUITY (DEFICIT):
  Common stock.............................       180         --           86(1)           266                            266
  Additional paid-in capital...............    33,987         --      282,821(1)       316,808                        316,808
  Accumulated deficit......................   (19,690)        --      (13,330)(1)      (31,694)       (4,150)(5)      (35,844)
                                                                       (3,274)(3)
                                                                       (3,300)(1)
                                                                        7,900(1)
  Treasury stock...........................    (4,053)        --                        (4,053)                        (4,053)
                                             --------   --------    ---------         --------     ---------         --------
    Total stockholders' equity (deficit)...    10,424         --      270,903          281,327        (4,150)         277,177
                                             --------   --------    ---------         --------     ---------         --------
TOTAL......................................  $160,545   $256,256    $ 535,185        $ 951,986     $   2,250        $ 954,236
                                             ========   ========    =========         ========     =========         ========

                             OUTDOOR SYSTEMS, INC.

            NOTES TO UNAUDITED CONSOLIDATED PRO FORMA BALANCE SHEET
                                AT JUNE 30, 1996
                             (DOLLARS IN THOUSANDS)

     The following explanations describe the assumptions used in determining the pro forma adjustments necessary to present the pro forma financial position of the Company after giving effect to the Acquisition, the Debt Tender Offer and the Acquisition Financing.

  1. Entry records the Acquisition Financing that the Company used to acquire
       Gannett Outdoor and the use of the financing proceeds:
                                                                                         DEBIT
                                                                                       (CREDIT)
     Sale of 8,590,000 shares of Common Stock
     Common Stock...................................................................  $     (86)
     Additional paid in capital.....................................................   (282,821)
     Increase debt as follows:
     Senior Credit Facility.........................................................   (435,747)
     Subordinated Credit Facility...................................................   (140,000)
     Elimination of historical net assets of Gannett Outdoor........................    225,938
     Change in assets and liabilities resulting from allocation of purchase price:
     Intangibles....................................................................     (4,806)
     Property and equipment.........................................................    482,537
     Increase in deferred financing costs attributable to the Bridge Financing......      8,300
     Increase in other deferred financing costs.....................................     16,561
     Increase in accumulated deficit due to premium paid and other costs of
       tendering for 10.75% Senior Notes............................................     13,330
     Increase in accumulated deficit due to commitment fee for preferred stock......      3,300
     Increase in current assets.....................................................      4,404
     Accrual for estimated severance costs for Gannett Outdoor employees to be terminated at Acquisition date (estimated to be an average of six weeks
       compensation)................................................................     (5,580)
     Redemption of 10.75% Senior Notes..............................................    114,670
     Deferred income taxes..........................................................      7,900
     Increase in accumulated deficit to record tax benefit on write-off of tender
       fees and financing costs.....................................................     (7,900)
                                                                                      $       0
  2. Entry records the increase in intangibles (excess of costs over net assets acquired) and deferred income taxes arising from application of SFAS No. 109 to allocation of purchase price:
     Intangibles....................................................................  $  23,563
     Deferred income taxes..........................................................    (23,563)
                                                                                      $       0
  3. Entry records the write-off of deferred financing cost related to the 10.75%
       Senior Notes:
     Write-off of deferred financing costs..........................................  $  (3,274)
     Increase in accumulated deficit................................................      3,274
                                                                                      $       0

                             OUTDOOR SYSTEMS, INC.

                             (DOLLARS IN THOUSANDS)

  4. Entry records the sale of the Notes and the application of the net proceeds therefrom:
                                                                                        DEBIT
                                                                                       (CREDIT)
     Deferred financing costs.......................................................  $   7,750
     Refund of bridge deferred financing costs......................................     (1,350)
     Senior Credit Facility.........................................................      3,600
     Subordinated Credit Facility...................................................    140,000
     Notes..........................................................................   (150,000)
                                                                                      $       0
  5. Entry records the write-off of the bridge deferred financing costs:
     Deferred tax asset.............................................................  $   2,800
     Bridge deferred financing costs................................................     (6,950)
     Accumulated deficit............................................................      4,150
                                                                                      $       0

                             OUTDOOR SYSTEMS, INC.

            UNAUDITED CONSOLIDATED PRO FORMA STATEMENT OF OPERATIONS
                          YEAR ENDED DECEMBER 31, 1995
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                          HISTORICAL            PRO FORMA ACQUISITION ADJUSTMENTS
                     ---------------------   ---------------------------------------                   PRO FORMA
                                  GANNETT    ACQUISITION                SUPPLEMENTAL        PRO        OFFERING        PRO FORMA
                      COMPANY     OUTDOOR    ADJUSTMENTS      TOTAL     ADJUSTMENTS        FORMA      ADJUSTMENTS     AS ADJUSTED
                     ----------   --------   -----------     --------   ------------     ----------   -----------     -----------
REVENUES:
  Outdoor
  advertising -- net... $   64,396 $247,271   $  (1,112)(1)  $310,555                    $ 310,555                    $  310,555
  Other income.....         417        193        3,221(1)      3,831                        3,831                         3,831
                     ----------   --------     --------      --------                    ----------                   ----------
        Net
        revenues...      64,813    247,464        2,109       314,386                      314,386                       314,386
                     ----------   --------     --------      --------                    ----------                   ----------
OPERATING EXPENSES:
  Direct
    advertising....      30,462    171,091         (756)(1)   200,797     $ (4,080)(4)     174,353                       174,353
                                                                           (22,364)(5)
  General and
  administrative...       4,096     33,101          374(1)     37,571      (10,848)(6)      26,723                        26,723
  Depreciation and
    amortization...       9,970     17,262          172(1)     51,585                       51,585                        51,585
                                                 24,181(2)
                     ----------   --------     --------      --------     --------       ----------                   ----------
        Total
          operating
        expenses...      44,528    221,454       23,971       289,953      (37,292)        252,661                       252,661
                     ----------   --------     --------      --------     --------       ----------                   ----------
OPERATING INCOME...      20,285     26,010      (21,862)       24,433       37,292          61,725                        61,725
INTEREST EXPENSE...      17,199         --       43,732(3)     61,970                       61,970      $(7,831)(8)       54,139
                                                  1,039(1)
                     ----------   --------     --------      --------     --------       ----------    --------       ----------
INCOME (LOSS)
  BEFORE INCOME
  TAXES............       3,086     26,010      (66,633)      (37,537)      37,292            (245 )      7,831            7,586
INCOME TAXES
  (BENEFIT)........         318         --                        318       (1,332)(7)      (1,014 )      3,132(9)         2,118
                     ----------   --------     --------      --------     --------       ----------    --------       ----------
NET INCOME
  (LOSS)...........       2,768     26,010      (66,633)      (37,855)      38,624             769        4,699            5,468
LESS PREFERRED AND
  COMMON STOCK
  ITEMS............      (2,461)        --                     (2,461)                      (2,461 )                      (2,461 )
                     ----------   --------     --------      --------     --------       ----------    --------       ----------
INCOME (LOSS)
  ATTRIBUTABLE TO
  COMMON
  STOCKHOLDERS.....  $      307   $ 26,010    $ (66,633)     $(40,316)    $ 38,624       $  (1,692 )    $ 4,699       $    3,007
                     ==========   ========     ========      ========     ========       ==========    ========       ==========
INCOME (LOSS) PER
  COMMON AND COMMON
  EQUIVALENT
  SHARES...........  $      .02                                                          $    (.07 )                  $      .12
                     ==========                                                          ==========                   ==========
WEIGHTED AVERAGE
  NUMBER OF COMMON
  AND COMMON
  EQUIVALENT SHARES
  OUTSTANDING......  16,949,385                                                          25,539,385                   25,539,385
                     ==========                                                          ==========                   ==========

                             OUTDOOR SYSTEMS, INC.

            UNAUDITED CONSOLIDATED PRO FORMA STATEMENT OF OPERATIONS
                       TWELVE MONTHS ENDED JUNE 30, 1996
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                          HISTORICAL            PRO FORMA ACQUISITION ADJUSTMENTS
                     ---------------------   ---------------------------------------                   PRO FORMA
                                  GANNETT    ACQUISITION                SUPPLEMENTAL        PRO        OFFERING        PRO FORMA
                      COMPANY     OUTDOOR    ADJUSTMENTS      TOTAL     ADJUSTMENTS        FORMA      ADJUSTMENTS     AS ADJUSTED
                     ----------   --------   -----------     --------   ------------     ----------   -----------     -----------
REVENUES:
  Outdoor
  advertising -- net... $   70,887 $249,116   $  (1,515)(1)  $318,488                    $  318,488                   $  318,488
  Other income.....         715        128        2,917(1)      3,760                         3,760                        3,760
                        -------    -------     --------      --------                      --------                     --------
        Net
        revenues...      71,602    249,244        1,402       322,248                       322,248                      322,248
                        -------    -------     --------      --------                      --------                     --------
OPERATING EXPENSES:
  Direct
    advertising....      32,017    171,547         (982)(1)   202,582     $ (3,829)(4)      176,389                      176,389
                                                                           (22,364)(5)
  General and
  administrative...       4,302     33,146          300(1)     37,748      (11,076)(6)       26,672                       26,672
  Depreciation and
    amortization...      10,271     17,341            9(1)     51,723                        51,723                       51,723
                                                 24,102(2)
                        -------    -------     --------      --------     --------         --------                     --------
        Total
          operating
        expenses...      46,590    222,034       23,429       292,053      (37,269)         254,784                      254,784
                        -------    -------     --------      --------     --------         --------                     --------
OPERATING INCOME...      25,012     27,210      (22,027)       30,195       37,269           67,464                       67,464
INTEREST EXPENSE...      16,111         --       44,820(3)     61,970                        61,970     $(7,831)(8)       54,139
                                                  1,039(1)
                        -------    -------     --------      --------     --------         --------     -------         --------
INCOME (LOSS)
  BEFORE INCOME
  TAXES............       8,901     27,210      (67,886)      (31,775)      37,269            5,494       7,831           13,325
INCOME TAXES
  (BENEFIT)........       2,308         --                      2,308       (1,363)(7)          945       3,132(9)         4,077
                        -------    -------     --------      --------     --------         --------     -------         --------
INCOME (LOSS)
  BEFORE
  EXTRAORDINARY
  LOSS.............       6,593     27,210      (67,886)      (34,083)      38,632            4,549       4,699            9,248
EXTRAORDINARY
  LOSS.............        (844)                                 (844)                         (844)                        (844 )
                        -------    -------     --------      --------     --------         --------     -------         --------
NET INCOME
  (LOSS)...........       5,749     27,210      (67,886)      (34,927)      38,632            3,705       4,699            8,404
LESS PREFERRED AND
  COMMON STOCK
  ITEMS............      (4,727)        --                     (4,727)                       (4,727)                      (4,727 )
                        -------    -------     --------      --------     --------         --------     -------         --------
INCOME (LOSS)
  ATTRIBUTABLE TO
  COMMON
  STOCKHOLDERS.....  $    1,022   $ 27,210    $ (67,886)     $ 39,654     $ 38,632       $   (1,022)    $ 4,699       $    3,677
                        =======    =======     ========      ========     ========         ========     =======         ========
INCOME (LOSS) PER
  COMMON AND COMMON
  EQUIVALENT
  SHARES...........  $      .07                                                          $     (.04)                  $      .15
                        =======                                                            ========                     ========
WEIGHTED AVERAGE
  NUMBER OF COMMON
  AND COMMON
  EQUIVALENT SHARES
  OUTSTANDING......  15,573,117                                                          24,163,117                   24,163,117
                        =======                                                            ========                     ========

                             OUTDOOR SYSTEMS, INC.

            UNAUDITED CONSOLIDATED PRO FORMA STATEMENT OF OPERATIONS
                         SIX MONTHS ENDED JUNE 30, 1996
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                          HISTORICAL            PRO FORMA ACQUISITION ADJUSTMENTS
                     ---------------------   ---------------------------------------                   PRO FORMA
                                  GANNETT    ACQUISITION                SUPPLEMENTAL        PRO        OFFERING        PRO FORMA
                      COMPANY     OUTDOOR    ADJUSTMENTS      TOTAL     ADJUSTMENTS        FORMA      ADJUSTMENTS     AS ADJUSTED
                     ----------   --------   -----------     --------   ------------     ----------   -----------     -----------
REVENUES:
  Outdoor
  advertising--net.  $   36,229   $117,733    $    (959) (1) $153,003                    $  153,003                   $  153,003
  Other income.....         298        201        1,306 (1)     1,805                         1,805                        1,805
                     ----------   --------     --------      --------                    ----------                   ----------
        Net
        revenues...      36,527    117,934          347       154,808                       154,808                      154,808
                     ----------   --------     --------      --------                    ----------                   ----------
OPERATING EXPENSES:
  Direct
    advertising....      16,151     82,410         (604)(1)    97,957     $   (400)(4)       86,375                       86,375
                                                                           (11,182)(5)
  General and
  administrative...       2,213     17,169          113(1)     19,495       (5,697)(6)       13,798                       13,798
  Depreciation and
    amortization...       5,259      8,822          (77)(1)    25,904                        25,904                       25,904
                                                 11,900(2)
                     ----------   --------     --------      --------     --------       ----------                   ----------
        Total
          operating
        expenses...      23,623    108,401       11,332       143,356      (17,279)         126,077                      126,077
                     ----------   --------     --------      --------     --------       ----------                   ----------
OPERATING INCOME...      12,904      9,533      (10,985)       11,452       17,279           28,731                       28,731
INTEREST EXPENSE...       7,929         --       22,537(3)     30,986                        30,986     $(3,916)(8)       27,070
                                                    520(1)
                     ----------   --------     --------      --------     --------       ----------     -------       ----------
INCOME (LOSS)
  BEFORE INCOME
  TAXES............       4,975      9,533      (34,042)      (19,534)      17,279           (2,255)      3,916            1,661
INCOME TAXES
  (BENEFIT)........       1,990         --                      1,990       (2,892)(7)         (902)      1,566(9)           664
                     ----------   --------     --------      --------     --------       ----------     -------       ----------
INCOME (LOSS)
  BEFORE
  EXTRAORDINARY
  LOSS.............       2,985      9,533      (34,042)      (21,524)      20,171           (1,353)      2,350              997
EXTRAORDINARY
  LOSS.............        (844)                                 (844)                         (844)                        (844)
                     ----------   --------     --------      --------     --------       ----------     -------       ----------
NET INCOME
  (LOSS)...........       2,141      9,533      (34,042)      (22,368)      20,171           (2,197)      2,350              153
LESS PREFERRED AND
  COMMON STOCK
  ITEMS............      (3,461)        --                     (3,461)                       (3,461)                      (3,461)
                     ----------   --------     --------      --------     --------       ----------     -------       ----------
INCOME (LOSS)
  ATTRIBUTABLE TO
  COMMON
  STOCKHOLDERS.....  $   (1,320)  $  9,533    $ (34,042)     $(25,829)    $ 20,171       $   (5,658)    $ 2,350       $   (3,308)
                     ==========   ========     ========      ========     ========       ==========     =======       ==========
INCOME (LOSS) PER
  COMMON AND COMMON
  EQUIVALENT
  SHARES...........  $     (.08)                                                         $     (.23)                  $     (.14)
                     ==========                                                          ==========                   ==========
WEIGHTED AVERAGE
  NUMBER OF COMMON
  AND COMMON
  EQUIVALENT SHARES
  OUTSTANDING......  15,573,117                                                          24,163,117                   24,163,117
                     ==========                                                          ==========                   ==========

                             OUTDOOR SYSTEMS, INC.

                   NOTES TO UNAUDITED CONSOLIDATED PRO FORMA
                            STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 1995, FOR THE TWELVE MONTHS ENDED JUNE 30, 1996
                   AND FOR THE SIX MONTHS ENDED JUNE 30, 1996
                             (DOLLARS IN THOUSANDS)

     The following explanations describe the assumptions used in determining the pro forma adjustments necessary to present the pro forma results of operations of the Company and Gannett Outdoor for the year ended December 31, 1995, for the twelve months ended June 30, 1996 and for the six months ended June 30, 1996.

                                                                        TWELVE MONTHS      SIX MONTHS
                                                        YEAR ENDED          ENDED            ENDED
                                                       DECEMBER 31,       JUNE 30,          JUNE 30,
                                                           1995             1996              1996
                                                       ------------     -------------     ------------
  (1) Entry records pro forma changes in revenues and
      expenses arising from the Bench Ad Acquisition
      and the CSX Assets Acquisition in 1996, less
      revenues and expenses of outdoor advertising
      structures of the Company in Denver that will
      be sold in the Denver Disposition:
      Revenues.......................................    $ (1,112)        $  (1,515)        $   (959)
      Other income...................................       3,221             2,917            1,306
      Direct advertising.............................        (756)             (982)            (604)
      General and administrative.....................         374               300              113
      Depreciation and amortization..................         172                 9              (77)
      Interest.......................................       1,039             1,039              520
      Interest reflects the cost of such acquisitions at the Company's average borrowing rate less interest on the proceeds from the sale of the certain outdoor advertising structures that will be sold.
  (2) Entry records the increase in depreciation and
      amortization expense arising from purchase
      accounting adjustments as follows:

               ASSETS             AMORTIZATION PERIOD
      ------------------------  ------------------------
      Advertising structures            20 years            $ 39,443        $  39,443        $ 19,722
      Goodwill                          30 years               2,000            2,000           1,000
                                                            --------
      Total.............................................      41,443           41,443          20,722
      Amount recorded in financial statements...........      17,262           17,341           8,822
                                                            --------
      Pro forma adjustment..............................    $ 24,181        $  24,102        $ 11,900
                                                            ========        =========        ========

                             OUTDOOR SYSTEMS, INC.

                   NOTES TO UNAUDITED CONSOLIDATED PRO FORMA
                    STATEMENTS OF OPERATIONS -- (CONTINUED)
                             (DOLLARS IN THOUSANDS)

                                                                        TWELVE MONTHS      SIX MONTHS
                                                        YEAR ENDED          ENDED            ENDED
                                                       DECEMBER 31,       JUNE 30,          JUNE 30,
                                                           1995             1996              1996
                                                       ------------     -------------     ------------
  (3) Entry records additional interest expense and
      amortization of debt discount expense on the
      debt issued in connection with the Acquisition
      less interest on the 10.75% Senior Notes
      redeemed, as follows:
      Interest expense:
      Senior Credit Facility.........................    $ 41,355         $  41,355         $ 20,678
      Subordinated Credit Facility...................      16,380            16,380            8,190
           Less interest on 10.75% Senior Notes and
             existing senior credit facility.........     (17,199)          (16,111)          (7,929)
           Amortization of deferred financing
             costs...................................       3,196             3,196            1,598
                                                       ------------     -------------     ------------
      Total interest expense.........................    $ 43,732         $  44,820         $ 22,537
                                                       ==========       ===========       ==========
      It is anticipated that the total amount of the bridge deferred financing costs will be written off when the Bridge Financing is redeemed.
  (4) Entry records a decrease in direct advertising
      expenses due to differences in fixed asset
      capitalization policies........................    $  4,080         $   3,829         $    400
                                                       ==========       ===========       ==========
  (5) Entry records a decrease in payroll and payroll
      related costs due to termination of employees
      at date of the Acquisition or as soon as
      permitted under applicable laws due to:
        Elimination of production and sales overhead
           functions.................................    $  7,724         $   7,724         $  3,862
        Consolidation of Canadian production
           facility..................................       1,640             1,640              820
        Elimination of production support
           positions.................................       2,591             2,591            1,295
        Elimination of national sales and marketing
           support positions.........................       5,053             5,053            2,527
        Elimination of administrative support
           positions.................................       5,356             5,356            2,678
                                                       ------------     -------------     ------------
                                                         $ 22,364         $  22,364         $ 11,182
                                                       ==========       ===========       ==========
      Amounts for 1995 and the twelve months ended June 30, 1996 have been determined based upon specific employees identified for termination plus benefits estimated to be 30% of payroll.
      Amounts for the six months ended June 30, 1996 have been determined based upon 50% of 1995 amounts.

                             OUTDOOR SYSTEMS, INC.

                   NOTES TO UNAUDITED CONSOLIDATED PRO FORMA
                    STATEMENTS OF OPERATIONS -- (CONTINUED)
                             (DOLLARS IN THOUSANDS)

                                                                        TWELVE MONTHS      SIX MONTHS
                                                        YEAR ENDED          ENDED            ENDED
                                                       DECEMBER 31,       JUNE 30,          JUNE 30,
                                                           1995             1996              1996
                                                       ------------     -------------     ------------
  (6) Entry records a decrease in payroll and payroll
      related costs due to termination of employees
      at date of the Acquisition or as soon as
      permitted under applicable laws due to:
      Elimination of national office functions.......    $  4,162         $   4,162         $  2,081
        Consolidation of accounting and
           administrative functions to eliminate
           positions or duplicate
           efforts...................................       5,770             5,770            2,885
                                                       ------------     -------------     ------------
                                                            9,932             9,932            4,966
      Expenses of national office to be closed.......         916             1,144              731
                                                       ------------     -------------     ------------
                                                         $ 10,848         $  11,076         $  5,697
                                                       ==========       ===========       ==========
      Amounts for 1995 and the twelve months ended June 30, 1996 have been determined based upon specific employees identified for termination plus benefits estimated to be 30% of payroll.
      Amounts for the six months ended June 30, 1996 have been determined based upon 50% of 1995 amounts adjusted for known changes and actual expenses of the national office.
  (7) Entry records the income tax effect of pro
      forma adjustments at a blended rate of 40%.....    $  1,332         $   1,363         $  2,892
                                                       ==========       ===========       ==========
  (8) Entry records interest expense to reflect the
      modification of the terms of the Senior Credit
      Facility, issuance of $150,000 of Notes, the
      redemption of the Subordinated Credit Facility
      and the repayment of $3,600 under the Senior
      Credit Facility:
      Senior Credit Facility.........................    $ 36,560         $  36,560         $ 18,280
      Notes..........................................      14,438            14,438            7,219
      Amortization of deferred financing costs.......       3,141             3,141            1,571
      Less interest reflected in pro forma...........     (61,970)          (61,970)         (30,986)
                                                       ------------     -------------     ------------
                                                         $ (7,831)        $  (7,831)        $ (3,916)
                                                       ==========       ===========       ==========
  (9) Entry records the income tax effect of pro
      forma adjustments at a blended rate of 40%.....    $  3,132         $   3,132         $  1,566
                                                       ==========       ===========       ==========

                 SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA
                             (DOLLARS IN THOUSANDS)

     The selected consolidated financial data presented below were derived from the audited consolidated financial statements of the Company for the five years ended December 31, 1995 and the unaudited interim consolidated financial statements for the six-month periods ended June 30, 1995 and 1996. The financial statements of the Company for the three years in the period ended December 31, 1995 and as of December 31, 1994 and 1995 were audited by Deloitte & Touche LLP, independent auditors, as indicated in their report included elsewhere in this Prospectus. The selected balance sheet data as of June 30, 1995 and 1996 and statement of operations data for the six months ended June 30, 1995 and 1996 are unaudited, but, in the opinion of management of the Company, reflect all adjustments (consisting only of normal, recurring adjustments) necessary for fair presentation of results for such periods. Results for these periods are not necessarily indicative of the results that may be expected for the year ending December 31, 1996. The data set forth below should be read in conjunction with "Management's Discussion and Analysis of Results of Operations and Financial Condition" and the Consolidated Financial Statements, including the Notes thereto, appearing elsewhere in this Prospectus.

                                                                                                              SIX MONTHS ENDED
                                                         YEAR ENDED DECEMBER 31,                                  JUNE 30,
                                     ----------------------------------------------------------------      ----------------------
                                       1991          1992          1993          1994          1995          1995          1996
                                     --------      --------      --------      --------      --------      --------      --------
STATEMENT OF OPERATIONS DATA(1):
  Net revenues(2)................    $ 30,439      $ 44,886      $ 49,151      $ 52,077      $ 64,813      $ 29,738      $ 36,527
  Operating Expenses:
    Direct advertising
      expenses...................      15,341        21,781        23,721        24,433        30,462        14,596        16,151
    General and administrative
      expenses...................       1,989         2,238         2,777         3,357         4,096         2,007         2,213
    Depreciation and
      amortization...............       9,706        12,350        10,421         9,165         9,970         4,958         5,259
  Gain on 1994 Disposal..........          --            --            --         4,325            --            --            --
  Operating income...............       3,403         8,517        12,232        19,447        20,285         8,177        12,904
  Interest expense...............       7,657         9,526        11,894        16,393        17,199         9,017         7,929
  Income (loss) before
    extraordinary item and change
    in accounting principle(3)...      (4,254)         (955)          111         1,333         2,768          (840)        2,985
  Net income (loss)..............      (4,254)        5,775        (3,176)        1,333         2,768          (840)        2,141
OTHER DATA:
  EBITDA(4)......................    $ 13,109      $ 20,867      $ 22,653      $ 24,287      $ 30,255      $ 13,135      $ 18,163
  EBITDA margin(5)...............        43.1%         46.5%         46.1%         46.6%         46.7%         44.2%         49.7%
  Capital expenditures...........    $  3,311      $  5,382      $  4,387      $  4,924      $  7,070      $  4,251      $  2,891
  Number of advertising
    displays.....................       8,200        10,700        10,800        11,900        12,700        12,000        18,000
  Ratio of earnings to fixed
    charges(6)...................          --            --          1.02x         1.15x         1.14x           --          1.48x
BALANCE SHEET DATA (AT END OF
  PERIOD):
  Working capital................    $  7,639      $  5,218      $ 13,967      $ 15,022      $  8,221      $ 10,681      $  7,882
  Total assets...................     108,621       129,651       129,433       151,260       138,213       144,599       160,545
  Total debt.....................      99,608       109,283       129,812       155,204       142,269       151,021       138,633
  Common stockholders' equity
    (deficit)....................     (25,607)      (23,769)      (28,811)      (29,074)      (28,767)      (31,110)       10,424

                                           (See footnotes on the following page)

            NOTES TO SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

(1) Prior to the Acquisition, the Company consummated significant acquisitions during each of 1991, 1992 and 1994. In December 1994, the Company consummated the Atlanta Transaction. In addition, in 1993 the Company refinanced a substantial portion of its indebtedness with 10.75% Senior Notes. Accordingly, operating results are not necessarily comparable on a year-to-year basis. See "Management's Discussion and Analysis of Results of Operations and Financial Condition."
(2) Net revenues are gross revenues minus agency commissions, plus other income of $1.0 million and $0.4 million for the years ended December 31, 1994 and 1995, and $0.3 million for the six months ended June 30, 1996.
(3) Deferred financing costs of $3.3 million and $0.8 million associated with borrowings which were retired or redeemed were charged as an extraordinary loss during 1993 and the six months ended June 30, 1996, respectively. As of January 1, 1992, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 109 Accounting for Income Taxes. SFAS No. 109 allows the income tax consequences resulting from the utilization of net operating loss carry forwards to be recorded as a deferred asset. The cumulative effect of this change in accounting principle was a one-time credit to income of $6.7 million in the first quarter of 1992. See "Management's Discussion and Analysis of Results of Operations and Financial Condition."
(4) "EBITDA" is defined as operating income (loss) before depreciation and amortization expense and, in 1994, before the gain on the 1994 Disposal. While EBITDA should not be considered in isolation or as a substitute for net income, cash flows from operating activities and other income or cash flow statement data prepared in accordance with generally accepted accounting principles, or as a measure of profitability or liquidity, management understands that it is customarily used by certain investors as one measure to evaluate the financial performance of companies in the outdoor advertising industry.
(5) "EBITDA margin" is EBITDA stated as a percentage of net revenues.
(6) Earnings consist of pre-tax income (loss) before extraordinary loss plus fixed charges, excluding capitalized interest. The Company's fixed charges consist of (i) interest, whether expensed or capitalized; (ii) amortization of debt expense, including any discount or premium, whether expensed or capitalized; and (iii) a portion of rental expense representing the interest factor. Earnings were inadequate to cover fixed charges by $4.3 million, $1.0 million and $0.8 million for the years ended December 31, 1991 and 1992 and for the six months ended June 30, 1995, respectively.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 RESULTS OF OPERATIONS AND FINANCIAL CONDITION

     The following discussion of the financial condition and results of operations of the Company should be read in conjunction with the consolidated financial statements and related notes thereto included elsewhere in this Prospectus. The following discussion contains certain forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially from those discussed herein. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in "Risk Factors," "Business" and elsewhere in this Prospectus, including, without limitation, risks and uncertainties relating to leverage, the need for additional funds, integration of the Acquisition, the ability of the Company to achieve certain cost savings, the management of growth and the popularity of outdoor advertising as an advertising medium.

     Except as otherwise indicated, the following discussion relates to Outdoor Systems on an historical basis, without giving effect to the Acquisition.

GENERAL

     The performance of an outdoor advertising business, such as the Company, is often measured by its ability to generate EBITDA. EBITDA is defined as operating income (loss) before depreciation and amortization expense and, with respect to 1994, before the gain on the 1994 Disposal. Although EBITDA is not a measure of performance calculated in accordance with generally accepted accounting principles, the Company believes that EBITDA is accepted by the outdoor advertising industry as a generally recognized measure of performance and is used by analysts who report publicly on the performance of outdoor advertising companies. Nevertheless, this measure should not be considered in isolation or as a substitute for operating income, net income, net cash provided by operating activities or any other measure for determining the Company's operating performance or liquidity which is calculated in accordance with generally accepted accounting principles.

     Revenues are a function of both the occupancy of the Company's outdoor advertising display inventory (the amount of time that its display faces contain advertisements) and the rates that the Company charges for use of its display faces. Accordingly, the Company focuses its sales efforts on attaining an optimal "mix" of occupancy and rates in order to maximize revenues, and believes that there are opportunities for additional improvements to its occupancy and rate mix with respect to its entire inventory.

     Net revenues are gross revenues less commissions paid to advertising agencies that contract for the use of advertising display faces on behalf of advertisers plus other income arising from the Company's operations. Advertisers typically contract for advertising space through agencies, although in some cases the Company sells advertising space directly to local or national advertisers. Agency commissions are typically 15% of gross revenues on local sales and 16 2/3% of gross revenues on national sales. The Company does not consider agency commissions as "operating expenses," and measures its operating performance based upon percentages of net revenues rather than gross revenues.

     The Company's most significant operating expenses are direct advertising expenses and general and administrative expenses. Direct advertising expenses consist of rental payments to property owners for use of land on which advertising display faces are located, production expenses and selling expenses. Production expenses consist of salaries for operations personnel and real estate representatives, materials and supplies used in the preparation and display of advertising copy, annual permits, property taxes and other similar expenses. Selling expenses consist of salaries and commissions for salespeople, travel and entertainment relating to sales, sales administration and other similar expenses. The Company's general and administrative expenses consist of expenses related to accounting, administrative functions, insurance, bad debts and other similar expenses.

     The Company had Federal income tax net operating losses of approximately $17.5 million as of December 31, 1995, which will expire over a period of years beginning in 2003. The Company expects that the annual limit for use of its net operating losses will be approximately $9.0 million for 1996 and 1997. See

Note 8 to the Consolidated Financial Statements. Management believes that the Company's taxable income will be sufficient to use the $17.5 million of net operating losses prior to their expiration in 2009. However, there can be no assurances that the Company will generate taxable income in the future.

CERTAIN EFFECTS OF THE ACQUISITION

     Prior to the Acquisition, the Company owned and operated approximately 18,000 advertising display faces in eight metropolitan United States markets. As a result of the Acquisition, the Company owns and operates approximately 58,000 advertising display faces located in 22 metropolitan markets in the United States and seven metropolitan markets in Canada. Management believes that upon the successful consolidation of Gannett Outdoor with the existing business of Outdoor Systems, the Company's position as a leading provider of outdoor advertising services will be significantly enhanced.

     Certain Cost Savings. The Company believes that the consolidation of certain administrative, sales management and leasing management functions will result in certain cost savings, including the reduction and consolidation of duplicative (i) production and sales overhead functions, (ii) production and administrative support positions, (iii) national sales and marketing support functions, and (iv) accounting and administrative functions. The Company believes it will achieve additional cost savings by closing one of Gannett Outdoor's production facilities in Canada and by consolidating the Canadian accounting and administrative functions.

     The Company believes that, had such cost savings been implemented as of January 1, 1995, such savings would have approximated $33.2 million and $16.9 million in the aggregate during the fiscal year ended December 31, 1995 and the six months ended June 30, 1996, respectively, as detailed below.

                                                                                       SIX MONTHS
                                                                      YEAR ENDED         ENDED
                                                                     DECEMBER 31,       JUNE 30,
                                                                         1995             1996
                                                                     ------------     ------------
                                                                            (IN THOUSANDS)
    Elimination of production and sales overhead functions.........    $  7,724         $  3,862
    Elimination of production support positions....................       2,591            1,295
    Elimination of national sales and marketing support
      positions....................................................       5,053            2,527
    Elimination of administrative support positions................       5,356            2,678
    Consolidation of Canadian production facilities................       1,640              820
    Elimination of national office.................................       5,078            2,812
    Consolidation of accounting and administrative positions.......       5,770            2,885
                                                                     ------------     ------------
                                                                       $ 33,212         $ 16,879
                                                                     ==========       ==========

     In addition to these cost savings, the Company believes that it may be able to achieve additional cost savings arising from (i) reductions in facility costs arising from renegotiated rents or reduced space and the reduction of expenses relating to terminated employees, (ii) a reduction in labor costs arising from production efficiencies and a reduced number of direct production and direct sales employees, and (iii) increased sales efficiencies arising from a modification of the sales compensation system.

     While management believes that such cost savings are achievable, the Company's ability to achieve such cost savings is uncertain and subject to numerous factors, many of which are beyond the Company's control. There can be no assurance that the Company will realize any such cost savings or that the realization of such cost savings will not be delayed over an extended period of time. In addition, the Company may discover currently unknown issues regarding the cost savings plan. See "Risk Factors -- Challenges of Business Integration."

     Certain Costs Associated with the Acquisition. The Company incurred significant additional costs as a result of the Acquisition. The Acquisition Financing significantly increased the Company's interest expense through adding approximately $461 million to the Company's total indebtedness. Depreciation and amortization expense also will increase significantly. The Company will record goodwill and other intangible assets of approximately $60 million in connection with the Acquisition, which will be amortized over a period of 30 years. In addition, the cost basis of advertising structures acquired by the Company from Gannett will increase by approximately $483 million over the approximately $133 million historic cost basis, which will be amortized over 20 years.

     Possible Revenue Enhancement. The Company also believes that there are significant opportunities for revenue enhancement in its combined operations. The increased presence in North America resulting from the Acquisition should allow the Company to better market its services to national advertisers through direct sales efforts offering access to multiple markets. In addition, the Company believes that its operating and sales strategies will allow it to improve utilization of the Gannett Outdoor advertising display faces. See "Risk Factors -- Challenges of Business Integration."

RESULTS OF OPERATIONS

  Comparison of Six Months Ended June 30, 1995 and June 30, 1996

     Gross revenues increased 22.6% from $34.2 million during the first six months of 1995 to $41.9 million in the first six months of 1996. This increase was attributable to increased revenue in all markets, particularly in Atlanta where the Company has experienced continued growth since the 1994 Acquisition, and partially to revenues from the acquisition of bus benches and to revenues from license fees from the acquisition of perpetual easements.

     Agency commissions were 13.1% and 13.6% of gross revenues in the first six months of 1995 and the first six months of 1996, respectively, primarily as a result of a slightly higher proportion of revenues generated through advertising agencies in 1996.

     Net revenues, including recurring revenues from use licenses acquired with perpetual easements in May 1996, increased by 22.8% from $29.7 million in the first six months of 1995 to $36.5 million in the first six months of 1996, primarily as a result of the increase in gross revenues.

     Direct advertising expenses decreased by 4.9% as a percentage of net revenues from 49.1% in the first six months of 1995 to 44.2% in the first six months of 1996. This was primarily a result of increased net revenue coverage of fixed costs included in direct advertising expenses.

     General and administrative expenses decreased as a percentage of net revenues from 6.7% for the first six months of 1995 to 6.1% for the first six months of 1996. This decrease was due primarily to increased net revenue coverage of fixed costs included in general and administrative expenses.

     As a result of the above factors, EBITDA increased by 38.3% from $13.1 million for the first six months of 1995 to $18.2 million for the first six months of 1996.

     Depreciation and amortization expense increased by 6.1% from $5.0 million in the first six months of 1995 to $5.3 million in the first six months of 1996, primarily due to depreciation expense associated with small acquisitions in New Orleans and Atlanta in the last half of 1995 and in Denver in April 1996, and amortization expense associated with the May 1996 acquisition of perpetual easements in the Atlanta market.

     Interest expense deceased by 12.1% from $9.0 million in the first six months of 1995 to $7.9 million in the first six months of 1996, primarily because of the repayment of subordinated notes and the repayment of borrowings under the Existing Senior Credit Facility as a result of the Company's initial public offering completed in April 1996.

     Income before income taxes and extraordinary loss increased from a loss of $0.8 million in the first six months of 1995 to income of $5.0 million in the first six months of 1996, primarily due to increased revenues and decreased interest expense.

     The Company recorded no income tax benefit for the first six months of 1995 compared to an income tax provision of approximately $2.0 million in the first six months of 1996. The Company reported a $0.8 million extraordinary loss, net of $0.6 million tax benefit, in the first six months of 1996 resulting from the redemption of subordinated notes.

     The foregoing factors contributed to the change in net income (loss) from a net loss of $0.8 million for the first six months of 1995 to net income of $2.1 million for the first six months of 1996.

  Comparison of Years Ended December 31, 1994 and December 31, 1995

     Operating results for 1995 included a full twelve months of revenues from the 1994 Acquisition, which was completed in December 1994. Gross revenues increased by 26.3% from $59.2 million in 1994 to $74.7 million in 1995. Approximately 73% of this increase in gross revenues was attributable to the net increase in revenues from the 1994 Acquisition, with the remaining 27% of such increase resulting from increased revenues in all other markets. The inclusion of a full year of operating results from the 1994 Acquisition was the primary reason for the increases in agency commissions, direct advertising expenses, general and administrative expenses and EBITDA.

     Agency commissions increased by 27.5% from $8.1 million in 1994 to $10.3 million in 1995. As a percentage of gross revenues, agency commissions increased from 13.6% in 1994 to 13.8% in 1995 as a result of a slightly higher proportion of revenues generated through advertising agencies.

     Net revenues increased by 24.5% from $52.1 million in 1994 to $64.8 million in 1995, primarily as a result of the increase in gross revenues which was partially offset by the reduction of other income from $1.0 million in 1994 to $0.4 million in 1995.

     Direct advertising expenses increased by 24.7% from $24.4 million in 1994 to $30.5 million in 1995, primarily as a result of expenses associated with increased net revenues. As a percentage of net revenues, direct advertising expense was approximately 47.0% in both 1994 and 1995.

     General and administrative expenses increased by 22.0% from $3.4 million in 1994 to $4.1 million in 1995, primarily due to increased provisions for bad debts and increases in incentive and management compensation in 1995. As a percentage of net revenues, general and administrative expenses decreased from 6.4% in 1994 to 6.3% in 1995, primarily due to increased net revenues.

     As a result of the above factors, EBITDA increased by 24.6% from $24.3 million in 1994 to $30.3 million in 1995.

     Depreciation and amortization expenses increased by 8.8% from $9.2 million in 1994 to $10.0 million in 1995, primarily due to the net increase in depreciation as a result of the 1994 Acquisition which was offset in part by certain assets becoming fully depreciated during 1995. As a percentage of net revenues, depreciation and amortization expense decreased from 17.6% in 1994 to 15.4% in 1995.

     Interest expense increased by 4.9% from $16.4 million in 1994 to $17.2 million in 1995, as a result of interest expense related to obligations incurred in connection with the 1994 Acquisition. As a percentage of net revenues, interest expense decreased from 31.5% in 1994 to 26.5% in 1995, primarily due to the increase in net revenues.

     Income before taxes and extraordinary item was approximately $3.1 million for both 1994 and 1995. Included in 1994 income before taxes and extraordinary item was a $4.3 million gain on the 1994 Disposal. Disregarding the effect of this gain, income before taxes and extraordinary item increased from a loss of $1.3 million in 1994 to income of $3.1 million in 1995.

     The Company recorded an income tax provision of $1.7 million in 1994 and $0.3 million in 1995. The low effective tax rate in 1995 is the result of reversing a $1.1 million valuation allowance for deferred income taxes. See Note 8 to the Consolidated Financial Statements.

     The foregoing factors contributed to the increase of net income by 107.7% from $1.3 million in 1994 to $2.8 million in 1995.

  Comparison of Years Ended December 31, 1993 and December 31, 1994

     Gross revenues increased by 4.5% from $56.6 million for 1993 to $59.2 million in 1994, primarily as a result of increased sales in 1994 but also due to the inclusion of a partial month of revenues from the 1994 Acquisition. Approximately 42% of the increase in gross revenues was attributable to the net increase in revenues from operations acquired in the 1994 Acquisition, with the remaining 58% of such increase resulting from increased revenues in the Company's other markets. During 1994, the Company continued to replace 1993 reductions in tobacco revenues with increases in sales to other customers, principally to consumer product companies, financial institutions and professional service firms.

     Agency commissions increased by 8.1% from $7.5 million in 1993 to $8.1 million in 1994 as a result of the increase in gross revenues. As a percentage of gross revenues, agency commissions increased from 13.2% during 1993 to 13.6% in 1994, primarily due to a slightly higher proportion of revenues being generated through advertising agencies.

     Net revenues increased by 5.9% from $49.2 million in 1993 to $52.1 million in 1994, due to the increase in gross revenues and the early termination of an agreement entered into in connection with an acquisition in 1992 in exchange for a cash payment of $1.0 million, which has been included in other income.

     Direct advertising expenses increased by 3.0% from $23.7 million in 1993 to $24.4 million in 1994, primarily as a result of expenses associated with increases in net revenues. As a percentage of net revenues, direct advertising expenses decreased from 48.3% in 1993 to 47.0% in 1994, primarily due to increases in net revenues as well as operating efficiencies.

     General and administrative expenses increased by 20.9% from $2.8 million in 1993 to $3.4 million in 1994, primarily due to increased provisions for bad debts in 1994, the inclusion of operating results of the 1994 Acquisition and increased expenses associated with incentive and management compensation. As a percentage of net revenues, general and administrative expenses increased from 5.6% in 1993 to 6.4% in 1994.

     As a result of the above factors, EBITDA increased by 7.2% from $22.7 million in 1993 to $24.3 million in 1994.

     Depreciation and amortization expenses decreased by 12.1% from $10.4 million in 1993 to $9.2 million in 1994, primarily due to full depreciation of certain assets in 1994. As a percentage of net revenues, depreciation and amortization expenses decreased from 21.2% in 1993 to 17.6% in 1994.

     Interest expense increased by 37.8% from $11.9 million in 1993 to $16.4 million in 1994, primarily as a result of additional interest expense on the Senior Notes which were outstanding for the full year of 1994. As a percentage of net revenues, interest expense increased from 24.2% in 1993 to 31.5% in 1994.

     Income before taxes and extraordinary item increased from $0.3 million in 1993 to $3.1 million in 1994. Included in 1994 income before taxes and extraordinary item was a $4.3 million gain on the 1994 Disposal. Disregarding the effect of this gain, income before taxes and extraordinary item decreased from $0.3 million in 1993 to a loss of $1.3 million in 1994, primarily due to increased interest expense relating to debt incurred in connection with the 1994 Acquisition.

     The Company recorded an income tax provision of $0.2 million in 1993 compared to $1.7 million in 1994, as a result of the higher pre-tax income in 1994 from the gain on the 1994 Disposal. See Note 2 to the Consolidated Financial Statements. The Company reported a $3.3 million extraordinary loss in 1993 resulting from the write-off of deferred financing costs associated with borrowings which were retired or redeemed during 1993.

     The foregoing factors contributed to the Company's $3.2 million net loss in 1993 compared to $1.3 million net income in 1994.

LIQUIDITY AND CAPITAL RESOURCES

     The Senior Credit Facility provides for revolving credit loans to the Company of up to $40 million prior to completion of the acquisition of assets under the Houston Option and $50 million thereafter and to the Canadian subsidiary of the Company of up to cdn$35 million. The revolving credit loan commitment applicable to the Company automatically reduces in each year commencing in 1998, and continuing through 2002, and the revolving credit loan commitment applicable to the Canadian subsidiary automatically reduces in each year commencing in 1998 and continuing through 2001. The Company or the Canadian subsidiary, as applicable, may prepay revolving credit loans (other than cdn$ loans constituting bankers' acceptances) and reborrow (up to the amount of the revolving credit loan commitment then in effect, subject to certain conditions) any amounts that are repaid or prepaid.

     The Senior Credit Facility provides for a total term loan commitment of $420 million and cdn$48 million. The term loans are payable in quarterly installments commencing in 1997, with the final installment due in 2003. The revolving credit loans and term loans bear interest at various rates tied to base rates. See "Description of Senior Credit Facility."

     It is expected that the Senior Credit Facility will be amended concurrently with or shortly following the consummation of the Offering. The Senior Credit Facility, as amended, will provide for revolving credit loans to the Company of up to $125 million and to the Canadian subsidiary of the Company of up to $25 million. The revolving credit loan commitment applicable to the Company and the Canadian subsidiary are expected to automatically reduce each year commencing in 1998 through 2002. The Senior Credit Facility, as amended, will provide for a total term loan commitment to the Company of $350 million and to the Canadian subsidiary of $75 million. The term loans will be payable in quarterly installments commencing in 1997, with the final installment due in 2003. See "Description of Senior Credit Facility."


     The Company's working capital was $15.0 million and $8.2 million at December 31, 1994 and 1995, respectively, and $7.9 million at June 30, 1996. The decrease in working capital from December 31, 1994 to December 31, 1995 and from December 31, 1995 to June 30, 1996 resulted primarily from a reduction in accounts receivable as a result of improved collection efforts, the proceeds of which were used to reduce the amount outstanding under the Company's then existing senior credit facility. After giving effect to the Acquisition, the Company's pro forma working capital at June 30, 1996 would have increased by $59.9 million.

     Net cash provided by operating activities increased from $11.5 million for the year ended December 31, 1994 to $18.6 million for the year ended December 31, 1995, and increased from $7.1 million for the six months ended June 30, 1995 to $12.6 million for the six months ended June 30, 1996, primarily due to the decrease in accounts receivable as well as higher income in 1995 and in the first six months of 1996 compared to 1994 and the first six months of 1995. Net cash used in investing activities decreased from $27.6 million in 1994 to $6.3 million in 1995, and increased from $4.3 million in the first six months of 1995 to $26.2 million in the first six months of 1996, primarily due to the net expenditure in 1994 of $22.6 million in connection with the Atlanta Transactions and expenditures in 1996 in connection with the CSX Assets Acquisition and the Bench Ad Acquisition. Net cash provided by financing activities was $17.7 million in 1994 compared to $14.2 million in 1995, and net cash used in financing activities was $4.9 million for the first six months of 1995 compared to net cash provided by financing activities of $14.6 million for the first six months of 1996. The changes from 1994 to 1995 were primarily due to the repayment of debt during 1995 as compared to net borrowings of $21.1 million in 1994 under its then existing senior credit facility to finance the 1994 Acquisition. The changes for the six month periods were primarily due to the borrowings under the then existing senior credit facility used to finance the CSX Assets Acquisition and the completion of the Company's initial public offering in April 1996.

     The Company completed its initial public offering (the "IPO") of 4,016,088 shares of its Common Stock on April 24, 1996, resulting in net proceeds to the Company of $37.4 million. The holders of the Common Stock Subject to Put Option sold their shares upon the completion of the IPO, resulting in the removal of the put option. The removal of the put option resulted in the liability representing the Common Stock Subject to Put Option being credited to stockholders' equity. The Company utilized a portion of the net proceeds from the IPO to redeem at par or face value all of the outstanding Class A Preferred Stock and the 1990 Subordinated Notes which were also held by these stockholders. The Company utilized the remaining portion of the net proceeds to redeem at par value all of the outstanding Class B Preferred Stock and the Junior Subordinated Exchange Notes, and to repay $17.0 million of the then existing senior credit facility.

     The Company made approximately $4.9 million of capital expenditures in 1994 compared to approximately $7.1 million in 1995 and approximately $4.3 million for the first six months of 1995 compared to approximately $2.9 million in the first six months of 1996. On a pro forma basis giving effect to the Acquisition, capital expenditures were $21.7 million in 1995 and $8.0 million in the first six months of 1996. Currently, the Company has no material commitments for capital expenditures, although it expects ongoing capital expenditures in the ordinary course of business relating to its display inventory to continue and to be in amounts not materially greater than the pro forma amounts of such capital expenditures in 1995.

     The Company believes that internally generated funds and amounts available under the Senior Credit Facility will be sufficient to satisfy its operating cash requirements and make required interest and principal payments under the Senior Credit Facility and the Notes for the next twelve to twenty-four months. The

Company may, however, require additional capital through borrowings or securities offerings if the Company is not successful in integrating Gannett Outdoor or the Company requires funding for additional acquisitions. There can be no assurance that such capital will be available.

INFLATION

     Because a significant portion of the Company's costs are fixed, the Company does not believe that inflation has had or will have a material adverse effect on its operations. However, there can be no assurance that a high rate of inflation in the future will not have an adverse effect on the Company's operations.

NEW ACCOUNTING PRONOUNCEMENTS

     The Financial Accounting Standards Board has issued SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of, which established a new accounting principle for accounting for the impairment of certain loans, certain investments in debt and equity securities, long-lived assets that will be held and used including certain identifiable intangibles and goodwill related to those assets, and long-lived assets and certain identifiable intangibles to be disposed of. While the Company has not completed its evaluation of the impact that will result from adopting this statement, it does not believe that adoption of the statement will have a significant impact on the Company's financial position and results of operations. In addition, the Financial Accounting Standards Board issued SFAS No. 123, Accounting for Stock-Based Compensation, which allows a Company to record stock-based compensation on the basis of fair value. The Company will not change to the fair value method and will continue to use Accounting Principles Board Opinion No. 25 for measurement and recognition of employee stock based compensation. The Company will present in its annual financial statements the additional disclosures required under SFAS No. 123.

                                    BUSINESS

GENERAL

     The Company is the largest outdoor advertising company in North America, operating approximately 58,000 advertising display faces in 22 metropolitan markets in the United States and seven metropolitan markets in Canada. The Company has significant operations in seven of the ten largest United States markets and six of the ten largest Canadian markets. Through the Acquisition, the Company significantly increased its presence in North America and diversified into additional major metropolitan markets following the Acquisition.

INDUSTRY OVERVIEW

     The outdoor advertising industry has experienced increased advertiser interest and revenue growth in recent years. Outdoor advertising generated total revenues of approximately $1.8 billion in 1995, or approximately 1.1% of the total advertising expenditures in the United States, and the out-of-home advertising industry generated revenues in excess of $3.0 billion in 1995, according to estimates by the OAAA. Outdoor advertising's 1995 revenues represent growth of approximately 8.2% over estimated total revenues for 1994, which compares favorably to the growth of total U.S. advertising expenditures of approximately 7.7% during the same period.

     Advertisers purchase outdoor advertising for a number of reasons. Outdoor advertising offers repetitive impact and a relatively low cost per-thousand-impressions, a commonly used media measurement, as compared to television, radio, newspaper, magazines and direct mail marketing. Accordingly, because of its cost-effective nature, outdoor advertising is a good vehicle to build "mass market" support. In addition, outdoor advertising can be used to target a defined audience in a specific location and, therefore, can be relied upon by local businesses concentrating on a particular geographic area where customers have specific demographic characteristics. For instance, restaurants, motels, service stations and similar roadside businesses may use outdoor advertising to reach potential customers close to the point of sale and provide directional information. Other local businesses such as television and radio stations and consumer products companies may wish to appeal more broadly to customers and consumers in the local market. National brand name advertisers may use the medium to attract customers generally and build brand awareness. In all cases, outdoor advertising can be combined with other media such as radio and television to reinforce messages being provided to consumers.

     The outdoor advertising industry has experienced significant changes due to a number of factors. First, the entire "out-of-home" advertising category has expanded to include, in addition to traditional billboards and roadside displays, displays in shopping centers and malls, airports, stadiums, movie theaters and supermarkets, as well as on taxis, trains, buses and subways. Second, while the outdoor advertising industry has experienced a decline in the use of outdoor advertising by tobacco companies, it has increased its visibility with and attractiveness to local advertisers as well as national retail and consumer products-oriented companies. Third, the industry has benefited significantly from improvements in production technology, including the use of computer printing, vinyl advertising copy and improved lighting techniques, which have facilitated a more dynamic, colorful and creative use of the medium. This technological advance has permitted the outdoor advertising industry to respond more promptly and cost effectively to the changing needs of its advertising customers and to make greater use of advertising copy used in other media. Lastly, the outdoor advertising industry has benefited from the growth in automobile travel time for business and leisure due to increased highway congestion and continued demographic shifts of residences and businesses from the cities to outlying suburbs. The Company believes that the foregoing trends have resulted in increased consumer exposure to existing billboard structures at a time when other media have been fragmenting their audiences as the number of broadcast and cable networks and other narrowly targeted formats has increased.

     An expanding opportunity within the out-of-home advertising industry is transit advertising. Local governments are providing transit shelters and benches to enhance the service and image of local transit systems and these locations, as well as buses, are increasingly being used for out-of-home-advertising.

Municipalities have begun to issue contracts for transit displays on bus shelters, subways, benches and buses to private enterprises. Under these contracts, the private party constructs the shelters or benches, which it can use for advertising displays. The primary benefits of privatizing transit advertising are the avoidance of capital expenditures by the municipality, the prospect of additional revenue for the municipality, the consistent quality that a coordinated transit program can provide and the benefits of regular cleaning and maintenance undertaken by private enterprises.

     The outdoor advertising industry is comprised of several large outdoor advertising and media companies with operations in multiple markets, as well as many smaller and local companies operating a limited number of structures in a single or a few local markets. While the industry has experienced some consolidation within the past few years, the OAAA estimates that there are still approximately 1,000 companies in the outdoor advertising industry operating approximately 396,000 billboard displays. The Company expects the trend of consolidation in the outdoor advertising industry to continue.

OPERATING STRATEGY

     The Company's primary objective is to be the leading provider of outdoor advertising services in each of its markets. Outdoor Systems' successful operating strategy, focusing on superior sales and service, optimal management of its inventory, centralized administration and strategic acquisitions, has enabled it to improve the historical operating results in each of its existing markets. Management intends to apply this strategy to each of its newly-acquired markets.

- Superior Sales and Service. The Company seeks to gain market share in each of its markets through an intensive focus on customer sales and service, quality displays and competitive pricing. Outdoor Systems has recruited and trained a skilled sales force that is motivated by a program of commission-based compensation and supported by a network of experienced local managers who operate under a centrally coordinated marketing plan. Each Outdoor Systems market has a general manager who is actively engaged in sales. In addition, the Company seeks to attract and retain advertisers through creative advertising layouts, timely installation and rotation of displays and rapid response to customer needs.

- Optimal Inventory Management. The Company seeks to balance advertising rate growth with optimal occupancy of its displays in order to maximize revenues. The Company's variety of outdoor advertising displays in its geographically diverse markets permits flexibility in pricing and packaging its display inventory.

- Centralized Administration. Outdoor Systems has historically consolidated substantially all of its administration, accounting, sales management and leasing management functions at its Phoenix headquarters and plans to consolidate a significant amount of these functions relating to the business of Gannett Outdoor into its Phoenix headquarters and four regional markets. This centralization allows the Company to focus local efforts on customer service and sales and to exercise greater control over administrative costs and expenditures, resulting in general and administrative expenses for Outdoor Systems of 6.3% and 6.1% of net revenues for the year ended December 31, 1995 and the six months ended June 30, 1996, respectively. For the year ended December 31, 1995 and the six months ended June 30, 1996, Gannett Outdoor's general and administrative expenses were 13.4% and 14.6%, respectively, of net revenues. The Company believes that it will be able to significantly reduce the general and administrative expenses of Gannett Outdoor as part of the integration of Gannett Outdoor's business with Outdoor Systems' operations.

- Strategic Acquisitions. Although the Company's focus in the near term will be the consolidation and integration of the Acquisition and the promotion of internal growth of both new and existing properties, the Company will continue to pursue strategic acquisitions in existing and new markets to achieve increased operating efficiencies, greater geographic diversification and increased market penetration. The Company is primarily interested in further expansion in the 50 largest United States markets, because these markets typically generate greater outdoor market revenues, readily attract national advertisers, provide a better basis for regional advertising, attract quality management and offer opportunities to gain a larger market share from competitive media.

MARKETS

     The Company's markets generally possess demographic characteristics that are attractive to national advertisers, allowing the Company to package displays in several of its markets in a single contract for advertisers in national and regional campaigns. Each market also has unique local industries, businesses, sports franchises and special events that are frequent users of outdoor advertising. The following table sets forth, as of June 30, 1996 or for the year ended December 31, 1995, certain information with respect to the Company's outdoor markets after giving effect to the Acquisition and the Denver Disposition (dollars in thousands):

                                                   PERCENTAGE
                                       1995         OF 1995                                       MALL AND              TOTAL
                          MARKET    PRO FORMA      PRO FORMA                 30-SHEET   8-SHEET   AIRPORT              DISPLAY
         MARKET            RANK    NET REVENUES   NET REVENUES   BULLETINS   POSTERS    POSTERS   POSTERS    TRANSIT    FACES
------------------------  ------   ------------   ------------   ---------   --------   -------   --------   -------   -------
UNITED STATES:
New York/
  New Jersey(1).........      1      $ 53,188          16.9%         579       2,730       125         --     3,507     6,941
Los Angeles.............      2        41,739          13.3          785       2,962        --         --     2,804     6,551
Chicago.................      3         6,499           2.1          155          --       638         --        --       793
Philadelphia............      4         1,941           0.6           --          --        --         --       690       690
San Francisco...........      5        18,679           5.9          202         972       571         --     1,346     3,091
Detroit.................      9        20,264           6.4          438       1,340       104         --       800     2,682
Houston(2)..............     10         5,480           1.7          377          --        --         --        --       377
Atlanta.................     11        21,654           6.9          748       1,910        --         --        --     2,658
Sacramento(3)...........     17            --            --           60         291        --         --        --       351
Phoenix.................     18        16,745           5.4          605       1,530       677         --     1,418     4,230
St. Louis...............     19         8,010           2.6          268         852        --         --        --     1,120
Denver..................     21         7,975           2.5          163         775        --         --     5,300     6,238
San Diego...............     22         5,349           1.7          114         540        --         --       668     1,322
New Haven(4)............     26         5,496           1.8          149         835        --         --        --       984
Kansas City.............     33         6,988           2.2          198         849        --         --        --     1,047
Grand Rapids............     38         4,339           1.4          110         550        --         --        80       740
New Orleans.............     40         9,532           3.0          346       1,053       481         --       213     2,093
Louisville..............     49         8,002           2.6          320       1,067       264         --        --     1,651
Flint...................     59         2,705           0.9           93         450        20         --        --       563
Rochester...............     72           308           0.1           --          --        --         --       240       240
Tucson..................     81         1,700           0.5          112           6       345         --        --       463
Columbus, GA............    127         2,596           0.8          180         422       100         --        --       702
CANADA:
Toronto.................      1        39,280          12.5          303       1,834        --        418     2,474     5,029
Montreal................      2        12,045           3.8          134         770        --        322     1,794     3,020
Ottawa..................      6         1,691           0.5           23         214        --         68        --       305
Winnipeg................      7         4,959           1.6          154         415        --         77       406     1,052
Quebec City.............      8         3,530           1.1           71         782        --        194       296     1,343
Hamilton(5).............      9            --            --           36         288        --         80       576       980
Halifax.................     14         1,612           0.5           11         122        --         26       214       373
Other...................    N/A         2,080           0.7           24         108        --        108        94       334
                                   ------------       -----      ---------   --------   -------   --------   -------   -------
    Total...............             $314,386         100.0%       6,758      23,667     3,325      1,293    22,920    57,963
                                   ============   ============   ========    ========   =======   ========   ======    =======

---------------
(1) All of the Company's bulletins and posters are located in New Jersey.
(2) Includes only Outdoor Systems' existing Houston operations. The Company has the right to acquire Gannett Outdoor's Houston operations pursuant to the Houston Option. See "The Transactions -- The Houston Option."
(3) Net revenues are included with San Francisco.
(4) Includes advertising display faces in New Haven, as well as other areas of Connecticut.
(5) Net revenues are included with Toronto.

INVENTORY

     The Company operates four standard types of outdoor advertising billboards and displays:

- Bulletins generally are 14 feet high and 48 feet wide (672 square feet) and consist of panels on which advertising copy is displayed. The advertising copy is either hand painted onto the panels at the facilities of the outdoor advertising company in accordance with design specifications supplied by the advertiser and attached to the outdoor advertising structure, or is printed with computer-generated graphics on a single sheet of vinyl that is "wrapped" around the structure. On occasion, to attract more attention, some of the panels may extend beyond the linear edges of the display face and may include three-dimensional embellishments. Because of their greater impact and higher cost, bulletins are usually located on major highways.

- 30-sheet posters generally are 12 feet high by 25 feet wide (300 square feet) and are the most common type of billboard. Advertising copy for 30-sheet posters consists of lithographed or silk-screened paper sheets supplied by the advertiser that are pasted and applied like wallpaper to the face of the display, or single sheets of vinyl with computer-generated advertising copy that are wrapped around the structure. 30-sheet posters are concentrated on major traffic arteries.

- Junior (8-sheet) posters usually are 6 feet high by 12 feet wide (72 square feet). Displays are prepared and mounted in the same manner as 30-sheet posters, except that vinyl sheets are not typically used on junior posters. Most junior posters, because of their smaller size, are concentrated on city streets and target pedestrian traffic.

- Transit displays include displays on bus shelters, subways and bus benches. Bus shelters and benches are usually constructed, owned and maintained by the outdoor advertising company under a contract with the municipality or transit authority which receives a share of the shelter's advertising revenues. Bus shelter displays are enclosed within glassed, backlighted cases on sides of a pedestrian shelter at an urban bus stop on city easements or sidewalks. Subway displays are located within subway stations and walkways as well as in subway trains. Advertisements appear on lithographed or silk-screened posters supplied in a single sheet by the advertiser. Transit displays are an attractive medium to advertisers using "vertical" advertising copy, such as magazines and movie posters, because the advertising copy is easily adapted for use in transit shelters.

     Billboards generally are mounted on structures owned by the outdoor advertising company and located on sites that are either owned or leased by it or on which it has acquired a permanent easement. Billboard structures, bus shelters and benches are durable, have long useful lives and do not require substantial maintenance. When disassembled, they typically can be moved and relocated at new sites.

SALES AND SERVICE

     The Company devotes considerable time and resources to recruiting, training and coordinating the activities of its sales force. Sales personnel are compensated primarily on a commission basis to maximize the incentive to perform. Messrs. Moreno and Kelly, the Company's two principal officers responsible for day-to-day operations, have an aggregate of 40 years of experience in the outdoor advertising industry, virtually all of which has been spent in sales and management positions. The industry experience of Mr. Moreno and other members of Outdoor Systems' management team includes significant prior experience with Gannett Outdoor. Outdoor Systems' general managers in its existing markets have an average of nearly 14 years of experience in the outdoor advertising industry.

CUSTOMERS

     Advertisers usually contract for outdoor displays through advertising agencies, which are responsible for the artistic design and written content of the advertising as well as the choice of media and the planning and implementation of the overall campaign. The Company pays commissions to the agencies for advertising contracts that are procured by or through those agencies. Advertising rates are based on a particular display's exposure (or number of "impressions" delivered) in relation to the demographics of the particular market and its location within that market. The number of "impressions" delivered by a display is measured by the number of vehicles passing the site during a defined period and is weighted to give effect to such factors as its proximity to other displays, the speed and viewing angle of approaching traffic, the national average of adults riding in vehicles and whether the display is illuminated. The number of impressions delivered by a display is verified by independent auditing companies.

     The size and geographic diversity of the Company's markets expanded significantly with the completion of the Acquisition, which the Company expects will strengthen its ability to attract national advertisers by providing the opportunity to package displays in several of its markets in a single contract to allow a national advertiser to simplify its purchasing process and present its message in several markets. National advertisers generally seek wide exposure in major markets and therefore tend to make larger purchases. The Company competes for national advertisers primarily on the basis of price, availability and service.

     The Company also focuses its efforts on local sales, and approximately 65.3% of the Company's pro forma gross revenues in 1995 were generated from local advertisers. Local advertisers tend to have smaller advertising budgets and require greater assistance from the Company's production and creative personnel to design and produce advertising copy. In local sales, the Company often expends more sales efforts on educating customers regarding the benefits of outdoor media and helping potential customers develop an advertising strategy using outdoor advertising. While price and availability are important competitive factors, service and customer relationships are also critical components of local sales.

     Tobacco revenues have historically accounted for a significant portion of outdoor advertising revenues. In the 1990s, due to a declining population of smokers, societal pressures, consolidation in the tobacco industry and price competition from generic brands, the leading tobacco companies substantially reduced their expenditures for outdoor advertising. Because tobacco advertisers often utilized some of the industry's prime inventory, the decline in tobacco-related advertising expenditures made this space available for other advertisers, including those that had not traditionally utilized outdoor advertising. As a result of this decline in tobacco-related advertising revenues and the increased use of outdoor advertising by other advertisers, the range of the Company's advertisers has become quite diverse, with no single category of advertisers accounting for more than 23% of pro forma net revenues in 1995. The following table illustrates the diversity of the Company's advertising base:

                    1995 PRO FORMA NET REVENUES BY CATEGORY

                                                                             PERCENTAGE OF
                                                                             NET REVENUES
                                                                            ---------------
    Retail/Consumer products............................................          22.8%
    Travel and Entertainment............................................          22.6
    Tobacco.............................................................           9.6
    Liquor..............................................................           6.7
    Media...............................................................           6.1
    Banking.............................................................           6.1
    Restaurants.........................................................           4.5
    Health..............................................................           4.4
    Automotive..........................................................           2.8
    Beer................................................................           1.3
    Home Building.......................................................           1.1
    Miscellaneous.......................................................          12.0
                                                                                 -----
              Total.....................................................         100.0%
                                                                                 =====

PRODUCTION

     The Company has internal production facilities and staff to perform the full range of activities required to develop, create and install outdoor advertising. Production work includes creating the advertising copy design and layout, painting the design or coordinating its printing and installing the designs on its displays. The Company usually provides its full range of production services to local advertisers and to advertisers that are not represented by advertising agencies, since national advertisers and advertisers represented by advertising agencies often use preprinted designs that require only installation. However, the Company's creative and production personnel frequently are involved in production activities even when advertisers are represented by agencies by developing new designs or adapting copy from other media for use on billboards. The Company's artists also assist in the development of marketing presentations, demonstrations and strategies to attract new advertisers.

     With the increased use of vinyl and pre-printed advertising copy furnished to the outdoor advertising company by the advertiser or its agency, outdoor advertising companies are becoming less responsible for labor-intensive production work since vinyl and pre-printed copy is typically produced by the advertiser or its agency and can be installed quickly. The Company believes that this trend over time will reduce operating expenses associated with production activities.

COMPETITION

     The Company competes in each of its markets with other outdoor advertisers as well as other media, including broadcast and cable television, radio, print media and direct mail marketers. In addition, the Company also competes with a wide variety of "out-of-home" media, including advertising in shopping centers and malls, airports, stadiums, movie theaters and supermarkets, as well as on taxis, trains, buses and subways. Advertisers compare relative costs of available media and cost-per-thousand impressions, particularly when delivering a message to customers with distinct demographic characteristics. In competing with other media, outdoor advertising relies on its low cost per-thousand impressions and its ability to reach a broad segment of the population in a specific market or to target a particular geographic area or population with a particular set of demographic characteristics within that market.

     The outdoor advertising industry is highly fragmented, consisting of several large outdoor advertising and media companies with operations in multiple markets as well as smaller and local companies operating a limited number of structures in single or a few local markets. Although some consolidation has occurred over the past few years, according to the OAAA there are approximately 1,000 companies in the outdoor advertising industry operating approximately 396,000 billboard displays. In several of its markets, the Company encounters direct competition from other major outdoor media companies. The Company believes that its strong emphasis on sales and customer service and its position as a major provider of advertising services in each of its markets enable it to compete effectively with the other outdoor advertising companies, as well as other media, within those markets. See, however, "Risk
Factors -- Competition."

GOVERNMENT REGULATION

     U.S. Regulations. The outdoor advertising industry is subject to governmental regulation at the federal, state and local level. Federal law, principally the Highway Beautification Act of 1965, encourages states, by the threat of withholding 10% of the federal appropriations for the construction and improvement of highways within such states, to implement legislation to prohibit billboards located within 660 feet of, or visible from, interstate and primary highways except in commercial or industrial areas where off-site signage is permitted provided it meets spacing and size restrictions. All of the states have implemented regulations at least as restrictive as the Highway Beautification Act, including the prohibition on the construction of new billboards adjacent to federally-aided highways and the removal at the owner's expense and without any compensation of any illegal signs on such highways. The Highway Beautification Act, and the various state statutes implementing it, require the payment of just compensation whenever governmental authorities require legally erected and maintained billboards to be removed from areas adjacent to federally-aided highways.

     The states and local jurisdictions have, in some cases, passed additional and more restrictive regulations on the construction, repair, upgrading, height, size and location of outdoor advertising structures adjacent to federally-aided highways and other thoroughfares. Such regulations, often in the form of municipal building, sign or zoning ordinances, specify minimum standards for the height, size and location of billboards. In some cases, the construction of new billboards or relocation of existing billboards is prohibited. Some jurisdictions also have restricted the ability to enlarge or upgrade existing billboards, such as converting from wood to steel or from nonilluminated to illuminated structures, and/or restrict the reconstruction of billboards which are substantially destroyed as a result of storms or other causes. From time to time governmental authorities order the removal of billboards by the exercise of eminent domain. Thus far, the Company believes it has been able to obtain satisfactory compensation for any of its structures removed at the direction of governmental authorities, although there is no assurance that it will be able to continue to do so in the future.

     Amortization of billboards has also been adopted in varying forms in certain jurisdictions. In theory, amortization permits the billboard owner to operate its billboard as a non-conforming use for a specified period of time until it has recouped its investment, after which it must remove or otherwise conform its billboard to the applicable regulations at its own cost without any compensation. Amortization and other regulations requiring the removal of billboards without compensation have been subject to vigorous litigation in the state and federal courts and cases have reached differing conclusions as to the constitutionality of these regulations. Several municipalities in the Company's markets, including municipalities or townships in Houston, Kansas City and St. Louis, currently have amortization ordinances or regulations. In Houston, litigation is pending over the amortization and other provisions of the Houston Sign Code, and the city is currently not enforcing its amortization requirements. In other cities, amortization ordinances or regulations are not being enforced or have been held unconstitutional. There can be no assurance, however, that these ordinances or regulations will not be enforced in the future.

     In recent years, there have been movements to restrict billboard advertising of certain products, including tobacco and alcohol. Congress has passed no legislation at the federal level except legislation requiring health hazard warnings similar to those on cigarette packages and print advertisements. However, the Food and Drug Administration recently promulgated rules which, among other things, prohibit tobacco companies from advertising on billboards located within 1,000 feet of schools and playgrounds and limit other billboards which advertise tobacco products to black-and-white, text only formats, eliminating the use of color and images. Certain states in which the Company operates have historically prohibited the outdoor advertising of distilled spirits. In California, transit shelter advertising posters are maintained on public right of way, and most of the contracts prohibit tobacco and/or alcohol advertising. San Francisco has adopted an ordinance banning all tobacco and alcohol advertising on public property, but has "grandfathered" Gannett Outdoor's existing contract through 2002. For each of the past three years, the California legislature has considered proposed legislation which would ban, or substantially limit, all tobacco advertising on outdoor advertising. While that legislation has not been passed, the proponents have publicly stated they will continue to attempt to have such bans/limitations enacted. It is uncertain whether additional legislation of this type will be enacted on the national level or in any of the Company's markets.

     Canadian Regulations. Outdoor advertising in Canada is subject to regulation at the federal, provincial and municipal levels. These regulations may prohibit outdoor signs advertising certain products in certain locations. For example, in Ontario, billboards and posters advertising liquor may not be placed within 200 meters of a primary or secondary school. A Federal Canadian law banning tobacco advertising was recently overturned by the courts. However, it is anticipated that new legislation may be introduced to regulate or restrict tobacco advertising. Currently the tobacco industry is operating under a voluntary advertising code. The placement of outdoor billboards and posters is primarily regulated at the provincial and local level. For example, Quebec regulates the placement of advertising adjacent to highways, as well as the language of outdoor signs.

     General. To date, regulations in the Company's markets have not materially adversely affected its operations. However, the outdoor advertising industry is heavily regulated and at various times and in various markets can be expected to be subject to varying degrees of regulatory pressure affecting the operation of advertising displays. Accordingly, although the Company's experience to date is that the regulatory environment can be managed, no assurance can be given that existing or future laws or regulations will not materially adversely affect the Company.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The executive officers and directors of the Company are as follows:

                                                                                          YEARS
                                                                                          WITH
              NAME                 AGE                      POSITION                     COMPANY
---------------------------------  ---   ----------------------------------------------  -------
William S. Levine................  64    Chairman of the Board and Director                 16
Arthur R. Moreno.................  50    President, Chief Executive Officer and             12
                                         Director
Wally C. Kelly...................  39    Senior Vice President                              12
Bill M. Beverage.................  46    Treasurer, Secretary, Chief Financial Officer       6
Brian J. O'Connor................  39    Director                                            3
Stephen F. Butterfield...........  43    Director                                           --

     Mr. Levine, a founder and principal stockholder of the Company, has been Chairman of the Board and a director of the Company since its formation. Mr. Levine has 16 years of experience in the outdoor advertising industry. He is an owner and officer of numerous privately-owned firms and commercial real estate operations. Since 1990, Mr. Levine has dedicated a substantial portion of his time to the Company's affairs.

     Mr. Moreno has served as the Company's President and Chief Executive Officer and has been a director of the Company since April 1984. Mr. Moreno has 23 years of experience in the outdoor advertising industry. From 1981 to 1984, Mr. Moreno served as President and General Manager of Gannett Outdoor of New Jersey. From 1979 to 1981, he was President and General Manager of Gannett Outdoor of Kansas City (Missouri). From 1973 to 1981, Mr. Moreno worked in Phoenix as a Vice President of Sales for Gannett Outdoor and its predecessor company.

     Mr. Kelly has been the Company's Senior Vice President since 1984. Mr. Kelly has 17 years of experience in the outdoor advertising business. From 1979 to 1984, Mr. Kelly worked for Whiteco Metrocom, Inc. in Tucson (1979 to 1981) as Sales Manager and in Chicago as Vice President of National Sales (1982 to 1984).

     Mr. Beverage has served as the Company's controller since 1992, its Treasurer and Secretary since May 1993, and its Chief Financial Officer since October 1995. Mr. Beverage has 16 years of experience in the accounting departments of various outdoor advertising companies. From 1990 to 1992, he served as the Company's Atlanta real estate manager. From 1988 until 1990, he worked for Outdoor Today, Inc. in Atlanta (which was acquired by the Company in 1990) as a consultant and as its accounting manager. Prior to 1988, he worked for five years for Turner Outdoor Advertising in Atlanta and for four years for Creative Displays in Atlanta. From 1976 to 1979, he was an auditor for Arthur Young & Co. (now known as Ernst & Young).

     Mr. O'Connor has been a Senior Vice President and financial principal of Alden Capital Markets, Inc., which underwrites and trades securities for various local governments in Arizona and the western United States, since 1990. From 1988 to 1990, he was a Senior Vice President with Capital Markets Corporation, a financial advisor and underwriter of tax exempt securities for state and local governments. From 1987 to 1988, he was a Vice President for Security Pacific Merchant Bank in Phoenix. From 1983 to 1987, Mr. O'Connor was with Boettcher & Company, Inc., a regional investment banking firm specializing in municipal finance. Mr. O'Connor has been a director of the Company since 1993.

     Mr. Butterfield has been President of Student Loan Acquisition Authority of Arizona, a not-for-profit firm which participates in the secondary market for student loans, since 1991. From 1988 to 1991, Mr. Butterfield served as President of Western Loan Marketing Association. From 1987 to 1988, Mr. Butterfield served as Vice President of Security Pacific Merchant Bank, and from 1983 to 1987 he was a partner of Boettcher & Company, Inc., a regional investment banking firm specializing in municipal finance.

From 1974 to 1983, Mr. Butterfield served in various positions with Young Smith & Peacock, an Arizona-based municipal bond house. Mr. Butterfield was elected a director of the Company in April 1996.

     The Company instituted a classified Board of Directors on April 17, 1996. Upon the completion of their initial terms, which vary from one to three years, all directors of the Company hold office for three year terms until the next annual meeting of stockholders of the Company and until their successors are duly elected and qualified. Executive officers of the Company are elected by the Board of Directors on an annual basis and serve at the discretion of the Board of Directors.

COMMITTEES OF THE BOARD OF DIRECTORS

     The Board of Directors formed an Audit Committee on April 15, 1996, which will be responsible for reviewing the Company's accounting controls and recommending to the Board of Directors the engagement of the Company's outside auditors. The members of the Company's Audit Committee are Messrs. O'Connor and Butterfield.

     The Board of Directors formed a Compensation Committee on April 15, 1996, which will be responsible for reviewing and approving the amount and type of consideration to be paid to senior management and for administering the Company's stock option plans. The members of the Company's Compensation Committee are Messrs. Levine, O'Connor and Butterfield.

EXECUTIVE COMPENSATION

     The following table sets forth certain information regarding the compensation paid to the Company's Chief Executive Officer and the two other executive officers whose total annual salary and bonus exceeded $100,000 for the fiscal year ended December 31, 1995:

                           SUMMARY COMPENSATION TABLE

                                                                       LONG TERM
                                                                      COMPENSATION
                                    ANNUAL COMPENSATION               ------------
         NAME AND            ----------------------------------        RESTRICTED         ALL OTHER
    PRINCIPAL POSITION       YEAR      SALARY           BONUS         STOCK AWARDS     COMPENSATION(1)
---------------------------  ----     --------         --------       ------------     ---------------
Arthur R. Moreno...........  1995     $375,000(2)      $311,614(3)            --           $ 1,305
  President and Chief        1994      275,000          283,163(3)            --             1,349
  Executive Officer          1993      275,000          268,239(3)            --             1,309
William S. Levine..........  1995     $350,000(2)(4)         --               --                --
  Chairman of the Board      1994      250,000(4)            --               --                --
                             1993      351,000(4)            --               --                --
Wally C. Kelly.............  1995     $283,987               --               --               330
  Senior Vice President      1994      244,890               --               --                --
                             1993      239,231               --         $ 15,000(5)             --

---------------
(1) Represents contributions made by the Company on behalf of the named executive officers to a 401(k) plan.
(2) Reflects an increase in annual salary as of July 1, 1995. In 1996, Mr. Moreno's salary will be $475,000 and Mr. Levine's salary will be $450,000.
(3) Earned and paid in the current year in an amount determined by reference to operating results for the prior year. Based upon an understanding between the Company and Mr. Moreno, for so long as Mr. Moreno is the Chief Executive Officer and President of the Company, Mr. Moreno may be awarded an annual bonus in an amount equal to 1.25% of the Company's EBITDA for the immediately preceding fiscal year as reported in the Company's audited financial statements. The bonus will be awarded at the discretion of the Board of Directors following a review by the Compensation Committee, and will be made after the audited financial statements for the previous fiscal year have been released by the Company's auditors. The bonus is paid to Mr. Moreno in the year awarded. Based upon this formula, the amount of bonus paid to Mr. Moreno in 1996 upon the approval of the Compensation Committee was $378,185 (1.25% of EBITDA for 1995), and would have been approximately $1.4 million based upon pro forma EBITDA for 1995.

(4) Mr. Levine received no salary, bonus or other compensation from the Company in 1995, 1994 or 1993 for his services as Chairman of the Board. However, in 1995, 1994 and 1993 the Company agreed to pay an aggregate of $350,000,

    $250,000 and $351,000, respectively, to two entities controlled by Mr. Levine as a management fee for providing Mr. Levine's services to the Company. The Company intends to continue to compensate Mr. Levine through these entities pursuant to this arrangement at an annual rate of $450,000. See Note 10 to the Consolidated Financial Statements.

(5) Represents the value of Incentive Units awarded to Mr. Kelly pursuant to the Incentive Plan as of the date of grant. Mr. Kelly received awards under the Incentive Plan in prior years, which have increased in value pursuant to the terms of the Plan. As of January 1, 1996, the total value of Mr. Kelly's Incentive Units was $646,000. Mr. Kelly may elect to have the value of his Incentive Units settled in cash or up to 51,595 shares of the Company's Common Stock. The award in 1993 represents 1,198 of the total shares of Common Stock that could ultimately be issued to Mr. Kelly in settlement of his account.

                             PRINCIPAL STOCKHOLDERS

     The table below sets forth the number and percentage of outstanding shares of Common Stock beneficially owned by (i) each director of the Company, (ii) each executive officer identified under "Management -- Executive Compensation,"
(iii) all directors and executive officers of the Company as a group, and (iv) each person known by the Company to own beneficially more than 5% of the outstanding shares of Common Stock. The Company believes that each individual or entity named has sole investment and voting power with respect to shares of Common Stock indicated as beneficially owned by such stockholder, except as otherwise noted.

                                                                           NUMBER        PERCENT
                       NAME OF BENEFICIAL OWNER                          OF SHARES      OF CLASS
-----------------------------------------------------------------------  ----------     ---------
William S. Levine......................................................   9,877,660(1)     36.9%
  1702 E. Highland, Suite 310
  Phoenix, Arizona 85016
Arthur R. Moreno.......................................................   7,973,275(2)     27.1%
  2502 N. Black Canyon Highway
  Phoenix, Arizona 85009
Stephen J. Haberkorn...................................................   3,674,410(3)     13.7%
  1702 E. Highland, Suite 310
  Phoenix, Arizona 85016
Putnam Investments, Inc................................................   1,869,150(4)      7.0%
  One Post Office Square
  Boston, Massachusetts 02109
Wally C. Kelly.........................................................   251,758(5)       *
Stephen J. Butterfield.................................................      30,000        *
Brian J. O'Connor......................................................      10,500        *
All directors and executive officers as a group (6 persons)............  14,468,783        48.8%

---------------
  * Represents less than 1% of the number of outstanding shares of Common Stock.

(1) Includes 3,674,410 shares of Common Stock owned by M-K Link Investments Limited Partnership ("M-K Link") over which Mr. Levine shares voting control with Mr. Moreno and over which Messrs. Levine and Moreno have certain rights of first refusal with respect to certain private sales; of those 3,674,410 shares, 201,005 shares are subject to an option granted to Mr. Levine (now held by Mr. Levine's family partnership) and 1,328,945 shares are subject to an option granted to Mr. Moreno (see Note 2 below). Mr. Levine disclaims beneficial ownership of the shares owned by M-K Link except to the extent of the 201,005 shares subject to the options granted to Mr. Levine. The options for the 201,005 shares of Common Stock of M-K Link and the remaining 6,203,250 shares of Common Stock attributed to Mr. Levine are owned by Levine Investments Limited Partnership, 1702 E. Highland, Suite 310, Phoenix, Arizona 85016. Mr. Levine is the sole general partner of Levine Investments Limited Partnership; Mr. Levine, his wife and children are the limited partners. Mr. Levine disclaims beneficial ownership of such shares and options except in his capacity as general partner to the extent of his interest.

(2) Includes 3,674,410 shares of Common Stock owned by M-K Link over which Mr. Moreno shares voting control with Mr. Levine and over which Messrs. Levine and Moreno have certain rights of first refusal with respect to certain private sales. Of those 3,674,410 shares, 1,328,945 shares are subject to an option granted to Mr. Moreno and 201,005 shares are subject to an option granted to Mr. Levine now held by Mr. Levine's family partnership (see Note 1 above). Mr. Moreno disclaims beneficial ownership of those shares owned by M-K Link except to the extent of the 1,328,945 shares subject to the options granted to Mr. Moreno. Also includes (i) 2,632,377 shares of Common Stock that may be purchased by Mr. Moreno pursuant to options granted by the Company; (ii) 852,422 shares of Common Stock held directly by Mr. Moreno, all of which are subject to a pledge in favor of Mr. Haberkorn securing a note payable to Mr. Haberkorn; and (iii) 814,077 shares held by BRN Properties Limited Partnership, an Arizona limited partnership, of which Mr. Moreno and his wife are the sole general partners and his children are limited partners, over which shares Mr. Moreno retains voting and dispositive power. Does not include 457,524 shares of Common Stock subject to options under the Omnibus Plan that vest ratably over four years.

(3) This number represents shares owned by M-K Link, 1,529,950 of which shares are subject to options granted to Levine Investments Limited Partnership and to Mr. Moreno. Mr. Haberkorn disclaims beneficial ownership of shares owned by his family partnership, except to the extent of his interest therein, and both he and his family partnership disclaim beneficial ownership of shares subject to options in favor of Messrs. Levine and Moreno. Messrs. Levine and Moreno hold certain voting and rights of refusal power as to shares owned by M-K Link. See Notes 1 and 2 above.

(4) Based on Schedule 13G filed by the indicated person with the Securities and Exchange Commission reporting beneficial ownership as of July 10, 1996. Each of Putnam Investment Management, Inc. and the Putnam Advisory Company, Inc., wholly-owned registered investment advisors of Putnam Investments, Inc. having the same address, also filed a Schedule 13G with the Commission reporting beneficial ownership of 1,591,350 shares and 277,800 shares, respectively.

(5) Represents an option to purchase shares of Common Stock from the Company. Does not include any shares of Common Stock that Mr. Kelly may receive in settlement of his Incentive Unit Awards or 225,000 shares of Common Stock subject to options under the Omnibus Plan that vest ratably over four years.

                     DESCRIPTION OF SENIOR CREDIT FACILITY

     The following summary of certain provisions of the Senior Credit Facility is qualified in its entirety by reference to the Credit Agreement relating to the Senior Credit Facility, a copy of which is incorporated by reference in the Registration Statement of which this Prospectus is a part. See "Available Information." Capitalized terms used below and not defined have the meanings set forth in the Credit Agreement relating to the Senior Credit Facility.

     The Senior Credit Facility has been made available to the Company and the Canadian Subsidiary (as defined herein) pursuant to the Third Amended and Restated Credit Agreement dated as of August 22, 1996 among the Company, the Canadian Subsidiary, the several banks and other financial institutions (collectively, the "Lenders") from time to time parties thereto and Canadian Imperial Bank of Commerce ("CIBC"), through its New York Agency, as United States administrative agent for the Lenders, and CIBC, as Canadian administrative agent for the Lenders. The term "Canadian Subsidiary" refers to the entity that was formed by the Company in connection with the Acquisition through an amalgamation of 3284085 Canada Inc., a wholly owned subsidiary of the Company, and Mediacom Inc. The Senior Credit Facility provides for revolving credit loans, letters of credit and term loans to the Company (the "US Facility") payable in United States currency ("US Currency" or "$") and for revolving credit loans, letters of credit, bankers' acceptances, and term loans to the Canadian Subsidiary (the "Canadian Facility"), payable in Canadian currency ("Canadian Currency" or "cdn$") or with respect to certain term loans payable in US Currency. The Company and the Lenders are currently negotiating amendments to certain of the provisions of the terms of the Senior Credit Facility (the "Proposed Amendments") which are expected to become effective concurrently with or shortly after the consummation of the Offering. The following summary includes a description of certain of the changes to the Senior Credit Facility which are expected to be made by the Proposed Amendments. However, there can be no assurance that the Proposed Amendments will be executed in the current form.

US FACILITY

     Revolving Credit Loans. The US Facility currently provides for revolving credit loans of up to $40 million prior to consummation of the acquisition of Gannett of Texas' outdoor operations in Houston, Texas pursuant to the Houston Option and $50 million upon and after consummation of such acquisition (see "The Transactions -- The Houston Option"). The US revolving credit loan commitment currently reduces automatically each year commencing in 1998 and continuing through 2001.


     The US Facility under the Proposed Amendments will provide for a revolving credit loan commitment of up to $125 million, with such commitment automatically reducing each year commencing in 1998 and continuing through 2002.


     Term Loans. The US Facility currently provides for term loans in the aggregate amount of $380 million, payable in quarterly installments commencing in 1997 with a final installment due in 2003.

     Under the terms of the Proposed Amendments, the US Facility will provide for term loans in an aggregate amount of $350 million, payable in quarterly installments commencing in 1997 with the final installment due in 2003.

     Letters of Credit. The US Lenders have agreed to issue letters of credit under the US Facility for the account of the Company during the US revolving credit commitment period up to the letter of credit commitment amount of $30 million (but only to the extent there is available US revolving credit commitment which is not being utilized). The Company is required to pay fees in connection with the US letter of credit commitment and to reimburse amounts drawn thereunder. Interest is payable on the amounts drawn until reimbursed at the rate which would be payable on any outstanding and overdue ABR Loan.

     US Facility Interest. The US revolving credit loans and US term loans may be, at the option of the Company, Eurodollar Loans, ABR Loans, or a contribution thereof. Eurodollar Loans bear interest at a rate per annum equal to the Eurodollar rate (as hereinafter described) plus an applicable margin. The "Eurodollar rate" is a rate per annum determined by CIBC, as administrative agent, based upon the rates at which U.S. dollar deposits with a term comparable to the interest period applicable to the Eurodollar Loan being made are offered by leading banks in the London interbank deposit market (adjusted for maximum reserves). ABR Loans bear interest at a rate per annum equal to the ABR (as defined below) plus an applicable margin. "ABR" means, on a particular date, a rate per annum equal to the highest of (a) the rate of interest most recently announced by CIBC as its Base Rate, (b) the rate of interest for such date offered in the interbank market to CIBC, as administrative agent, as the overnight Federal Funds Rate, plus 1%, and (c) the rate determined by CIBC, as administrative agent, based on the latest 3-week moving average of daily secondary market morning offering rates in the United States for 3-month certificates of deposit of major United States money market lenders as published by the Federal Reserve Bank of New York (as adjusted for reserves and assessments), plus 1%.

     Security. The obligations of the Company under the Senior Credit Facility are secured by a security interest in substantially all of the Company's assets, including, with certain exceptions, both real and personal property.

CANADIAN FACILITY

     Revolving Credit Loans. The Canadian Facility currently provides for a revolving credit loan commitment to the Canadian Subsidiary of up to cdn$35 million (the equivalent of $25 million), which commitment reduces automatically each year commencing in 1998 to 2001. Under the terms of the Proposed Amendments, the Canadian revolving credit loan commitment will be extended to 2002.

     Term Loans. The Canadian Facility currently provides for term loans to the Canadian Subsidiary payable in Canadian Currency in the aggregate amount of cdn$48 million (the equivalent of $35 million) and payable in US Currency in the aggregate amount of $40 million. The Canadian Currency term loans are currently payable in quarterly installments commencing in 1997 with the final installment due in 2000 (which is expected to be extended to 2002 by the Proposed Amendments). The US Currency term loans are payable in quarterly installments commencing in 1997 with the final installment due in 2003.

     Bankers' Acceptances. The Canadian Subsidiary is allowed to effect revolving credit loan borrowings and certain term loan borrowings through the issuance of bankers' acceptances in a minimum aggregate face amount of cdn$4 million and for a term of 30, 60, 90 or 180 days. Bankers' acceptances are purchased by the Lenders from the Canadian Subsidiary at the applicable discount rate which is the per annum rate of interest appearing on "Reuters Screen CDOR Page" applicable to cdn$ bankers' acceptances of certain Canadian banks with a term equivalent to the term of the bankers' acceptances being issued by the Canadian Subsidiary.

     Canadian Letters of Credit. The Lenders have agreed to purchase participation interests in letters of credit issued by CIBC under the Canadian Facility for the account of the Canadian Subsidiary during the Canadian revolving credit commitment period up to the Canadian letter of credit commitment amount of cdn$7 million (but only to the extent there is available Canadian revolving credit commitment which is not being utilized). Interest is payable on amounts drawn until reimbursed at the rate which would be payable on any outstanding and overdue cdn$ Prime Loans. See "-- Canadian Facility Interest" below.

     Canadian Facility Interest. The Canadian revolving credit loans and the Canadian Currency term loans may be, at the option of the Canadian Subsidiary, cdn$ Prime Loans, bankers' acceptances or a combination thereof. Cdn$ Prime Loans bear interest at a rate per annum equal to the cdn$ Prime Rate (as hereinafter described) plus an applicable margin. The cdn$ Prime Rate is a rate per annum equal to the greater of (i) the CIBC reference rate and (ii) the sum of 0.50% plus the per annum rate of interest appearing on "Reuters Screen CDOR Page" applicable to 30 day cdn$ bankers' acceptances of certain Canadian banks. Bankers' acceptance are priced as described under "-- Bankers' Acceptances" above. The US Currency term loans may be at the option of the Canadian Subsidiary, Eurodollar Loans, ABR Loans or a combination thereof. See "-- US Facility -- US Facility Interest".

     Security. The obligations of the Canadian Subsidiary under the Senior Credit Facility are secured by a security interest in substantially all of the assets of the Canadian Subsidiary, including, with certain exceptions, both real and personal property.

GENERAL TERMS

     The US Facility and the Canadian Facility are subject to the following terms:

     Covenants. The Senior Credit Facility limits the ability of the Company and its subsidiaries to, among other things: (i) incur indebtedness; (ii) incur liens or guarantee obligations; (iii) enter into mergers, consolidations or amalgamations or liquidate, wind up or otherwise dispose of all or substantially all of its property, or make any material change in its method of conducting business; (iv) with certain exceptions, sell or otherwise dispose of property, business or assets; (v) declare or pay dividends or distributions or purchase or redeem any shares of capital stock of the Company, or pay interest on subordinated indebtedness in cash at a rate per annum greater than 15% or in any other form at a rate per annum greater than 20%; (vi) make capital expenditures;
(vii) make loans or investments; (viii) make optional payments or prepay or redeem indebtedness or amend or modify payment terms or interest on indebtedness; (ix) enter into transactions with affiliates; (x) enter into sale and leaseback arrangements; (xi) enter into any business except for the business in which the Company and its subsidiaries were engaged on the date of the Senior Credit Facility or which are directly related thereto; and (xii) enter into agreements prohibiting or limiting the ability of the Company or any of its subsidiaries to create liens upon its assets or revenues to secure the obligations under the Senior Credit Facility. The Senior Credit Facility also requires the Company and its subsidiaries to maintain a total leverage ratio and a senior leverage ratio at certain levels and to maintain certain interest expense coverage and fixed charges coverage. The Senior Credit Facility contains various affirmative covenants including, without limitation, a covenant to enter into hedging arrangements to provide interest rate protection in respect of a portion of the Company's indebtedness.

     Events of Default and Restrictions. The Senior Credit Facility contains customary events of default, including, without limitation, the following: (i) the Company's failure to pay principal or interest when due; (ii) the Company's material breach of any covenant, representation or warranty; (iii) customary cross-default provisions; (iv) certain events of bankruptcy, insolvency or reorganization of the Company or its subsidiaries; (v) certain adverse events under ERISA plans of the Company or its subsidiaries; (vi) the levy of certain judgments against the Company or any of its subsidiaries; (vii) any of the agreements or liens securing payment of the obligations of the Company or the Subsidiary Guarantors under the Senior Credit Facility cease to be enforceable or (viii) the destruction or loss without replacement of a certain percentage of the total number of signs owned by the Company during a 12-month period. In addition, the following events constitute events of default under the Senior Credit Facility: (i) except for the Designated Holders (as defined below), any person or group (within the meaning of Section 13(d) or 14(d) of the Securities Exchange Act of 1934, as amended) (A) acquires beneficial ownership of 20% or more of any outstanding class of capital stock having ordinary voting power in the election of directors of the Company or (B) obtains the power to elect a majority of the Company's directors; or (ii) the aggregate amount of capital stock having ordinary voting power in the election of directors of the Company held by the Designated Holders no longer constitutes 40% (or 25% under certain circumstances) of the issued and outstanding capital stock having such voting power; or (iii) either of the Designated Holders owns fewer than 60% of the shares of capital stock of the Company of any class held by them on the date of the closing of the Acquisition Financing; or (iv) a Change of Control, as defined in the Indenture, occurs; or (v) the Board of Directors of the Company does not consist of a majority of Continuing Directors. The term "Continuing Directors" means the directors of the Company on the Closing Date and each other director, if such other director's nomination for election to the Board of Directors is recommended by a majority of the then Continuing Directors. The term "Designated Holders" means William S. Levine and Arthur R. Moreno or any trust solely for the benefit of Mr. Levine or his immediate family members or Mr. Moreno or his immediate family members, as the case may be, or any partnership all of the ownership interests in which are beneficially owned or controlled by any of the foregoing; provided that with respect to any such trust or partnership Mr. Levine or Mr. Moreno, as the case may be, has the power to direct the voting of the shares of capital stock held by such trust or partnership. The occurrence of an event of default permits the Lenders to terminate the commitments and accelerate the indebtedness under the Senior Credit Facility.

     Mandatory Prepayments and Reduction in Revolving Credit Commitments. The Senior Credit Facility requires with certain exceptions that net cash proceeds from certain sales or transfers of assets of the Company or its subsidiaries or from the issuance, sale or other disposition of capital stock or debt securities by the Company or its subsidiaries be applied first, to payment of outstanding term loans and second, to the permanent reduction of the revolving credit loan commitment then in effect. However, if certain conditions are met, such net cash proceeds may be applied by the Company to refinancing of subordinated indebtedness. In addition, in certain events cash flow of the Company in excess of certain amounts is also required to be applied first, to payment of outstanding term loans and second, to the permanent reduction of the revolving credit loan commitments.

     US Guarantee and Collateral Agreement. The Company's obligations under the Senior Credit Facility are guaranteed by the Guarantors pursuant to a Guaranty and Collateral Agreement in favor of CIBC, as US administrative agent for the Lenders, and the Lenders. The Canadian Subsidiary's obligations under the Senior Credit Facility are also guaranteed by the Company, the subsidiaries of the Canadian Subsidiary and the Guarantors pursuant to the Guaranty and Collateral Agreement. Each guarantor's obligations under the Guaranty and Collateral Agreement is secured by a security interest in certain property of such guarantor and certain pledged securities.

                            DESCRIPTION OF THE NOTES

     The Notes will be issued under an Indenture, dated as of           , 1996
(the "Indenture") among the Company, the Guarantors and The Bank of New York, as trustee (the "Trustee"). The terms of the Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"), as in effect on the date of the Indenture. The Notes are subject to all such terms, and holders of the Notes are referred to the Indenture and the Trust Indenture Act for a statement of them. The following is a summary of the material terms and provisions of the Notes. This summary does not purport to be a complete description of the Notes and is subject to the detailed provisions of, and qualified in its entirety by reference to, the Notes and the Indenture (including the definitions contained therein). A copy of the form of Indenture has been filed as an exhibit to the Registration Statement of which this Prospectus is a part. The definitions of certain capitalized terms are set forth under "-- Certain Definitions" and throughout this description. Capitalized terms that are used but not otherwise defined herein have the meanings assigned to them in the Indenture and such definitions are incorporated herein by reference. For purposes of this section, references to the "Company" include only the Company and not its Subsidiaries.

GENERAL

     The Notes will be limited in aggregate principal amount to $150 million. The Notes will be general unsecured obligations of the Company, subordinated in right of payment to Senior Indebtedness of the Company and senior in right of payment to any current or future subordinated indebtedness of the Company.

     The Notes will be unconditionally guaranteed, on a senior subordinated basis, as to payment of principal, premium, if any, and interest, jointly and severally, by the Guarantors (together with each other Restricted Subsidiary which guarantees payment of the Notes pursuant to the covenant described under "Guarantees of Certain Indebtedness").

MATURITY, INTEREST AND PRINCIPAL

     The Notes will mature on           , 2006. The Notes will bear interest at
a rate of    % per annum from the date of original issuance until maturity.
Interest is payable semi-annually in arrears on           and
commencing           , 1997, to holders of record of the Notes at the close of
business on the immediately preceding                     , and
                    , respectively.

OPTIONAL REDEMPTION

     The Notes will be redeemable at the option of the Company, in whole or in
part, at any time on or after                     , 2001 at the following
redemption prices (expressed as a percentage of principal amount), together, in each case, with accrued and unpaid interest to the redemption date, if redeemed
during the twelve-month period beginning on                     , of each year
listed below:

                               YEAR                      PERCENTAGE
-------------------------------------------------------  ----------
2001...................................................          %
2002...................................................          %
2003...................................................          %
2004 and thereafter....................................          %

     Notwithstanding the foregoing, the Company may redeem in the aggregate up to 35% of the original principal amount of Notes at any time and from time to
time prior to               , 1999 at a redemption price equal to 110% of the
aggregate principal amount so redeemed, plus accrued interest to the redemption date out of the Net Proceeds of one or more Public Equity Offerings; provided that at least $97.5 million of the principal amount of Notes originally issued remain outstanding immediately after the occurrence of any such redemption and that any such redemption occurs within 60 days following the closing of any such Public Equity Offering.

     In the event of redemption of fewer than all of the Notes, the Trustee shall select by lot or in such other manner as it shall deem fair and equitable the Notes to be redeemed; provided, however, that if a partial redemption is made with the proceeds of a Public Equity Offering, selection of the Notes for redemption shall be made by the Trustee only on a pro rata basis, unless such method is otherwise prohibited. The Notes will be redeemable in whole or in part upon not less than 30 nor more than 60 days' prior written notice, mailed by first class mail to a holder's last address as it shall appear on the register maintained by the Registrar of the Notes. On and after any redemption date, interest will cease to accrue on the Notes or portions thereof called for redemption unless the Company shall fail to redeem any such Note.

SUBORDINATION

     The indebtedness represented by the Notes is, to the extent and in the manner provided in the Indenture, subordinated in right of payment to the prior payment and satisfaction in full in cash or cash equivalents of all existing and future Senior Indebtedness of the Company. As of June 30, 1996, after giving pro forma effect to the Transactions, the Offering and the application of the net proceeds of the Offering, the principal amount of outstanding Senior Indebtedness of the Company, on a consolidated basis, would have been approximately $455.9 million.

     In the event of any insolvency or bankruptcy case or proceeding, or any receivership, liquidation, arrangement, reorganization or other similar case or proceeding in connection therewith, relative to the Company or to its creditors, as such, or to its assets, whether voluntary or involuntary, or any liquidation, dissolution or other winding-up of the Company, whether voluntary or involuntary and whether or not involving insolvency or bankruptcy, or any general assignment for the benefit of creditors or other marshalling of assets or liabilities of the Company (except in connection with the merger or consolidation of the Company or its liquidation or dissolution following the transfer of substantially all of its assets, upon the terms and conditions permitted under the circumstances described under "-- Merger, Consolidation or Sale of Assets") (all of the foregoing referred to herein individually as a "Bankruptcy Proceeding" and collectively as "Bankruptcy Proceedings"), the holders of Senior Indebtedness of the Company will be entitled to receive payment and satisfaction in full in cash or cash equivalents of all amounts due on or in respect of all Senior Indebtedness of the Company before the holders of the Notes are entitled to receive or retain any payment or distribution of any kind on account of the Notes. In the event that, notwithstanding the foregoing, the Trustee or any holder of Notes receives any payment or distribution of assets of the Company of any kind, whether in cash, property or securities, including, without limitation, by way of set-off or otherwise, in respect of the Notes before all Senior Indebtedness of the Company is paid and satisfied in full in cash, then such payment or distribution will be held by the recipient in trust for the benefit of holders of Senior Indebtedness and will be immediately paid over or delivered to the holders of Senior Indebtedness or their representative or representatives to the extent necessary to make payment in full in cash or cash equivalents of all Senior Indebtedness remaining unpaid, after giving effect to any concurrent payment or distribution, or provision therefor, to or for the holders of Senior Indebtedness. By reason of such subordination, in the event of liquidation or insolvency, creditors of the Company who are holders of Senior Indebtedness may recover more, ratably, than other creditors of the Company, and creditors of the Company who are not holders of Senior Indebtedness or of the Notes may recover more, ratably, than the holders of the Notes.

     No payment or distribution of any assets or securities of the Company or any Restricted Subsidiary of any kind or character (including, without limitation, cash, property and any payment or distribution which may be payable or deliverable by reason of the payment of any other Indebtedness of the Company being subordinated to the payment of the Notes by the Company) may be made by or on behalf of the Company or any Restricted Subsidiary, including, without limitation, by way of set-off or otherwise, for or on account of the Notes, or for or on account of the purchase, redemption or other acquisition of the Notes, and neither the Trustee nor any holder or owner of any Notes shall take or receive from the Company or any Restricted Subsidiary, directly or indirectly in any manner, payment in respect of all or any portion of Notes following the delivery by the representative of the holders of Designated Senior Indebtedness under or in respect of the Senior Credit Facility, for so long as there shall exist any Designated Senior Indebtedness under or in respect of the Senior Credit Facility, and thereafter, the holders of Designated Senior Indebtedness (in either such case, the

"Representative") to the Trustee of written notice of (i) the occurrence of a Payment Default or (ii) the occurrence of a Non-Payment Event of Default on Designated Senior Indebtedness and the acceleration of the maturity of such Designated Senior Indebtedness in accordance with its terms, and in any such event, such prohibition shall continue until such Payment Default is cured, waived in writing or ceases to exist or such acceleration has been rescinded or otherwise cured. At such time as the prohibition set forth in the preceding sentence shall no longer be in effect, subject to the provisions of the following paragraph, the Company shall resume making any and all required payments in respect of the Notes, including any missed payments.

     Upon the occurrence of a Non-Payment Event of Default on Designated Senior Indebtedness, no payment or distribution of any assets of the Company of any kind or character (including, without limitation, cash, property and any payment or distribution which may be payable or deliverable by reason of the payment of any other Indebtedness of the Company being subordinated to the payment of the Notes by the Company) may be made by the Company, including, without limitation, by way of set-off or otherwise, for or on account of the Notes, or for or on account of the purchase, redemption, defeasance or other acquisition of Notes, and neither the Trustee nor any holder or owner of any Notes shall take or receive from the Company, directly or indirectly in any manner, payment in respect of all or any portion of the Notes, for a period (a "Payment Blockage Period") commencing on the date of receipt by the Trustee of written notice from the Representative of such Non-Payment Event of Default unless and until (subject to any blockage of payments that may then be in effect under the preceding paragraph) the earliest of (x) more than 179 days shall have elapsed since receipt of such written notice by the Trustee, (y) such Non-Payment Event of Default shall have been cured or waived in writing or shall have ceased to exist or such Designated Senior Indebtedness shall have been paid in full or (z) such Payment Blockage Period shall have been terminated by written notice to the Company or the Trustee from such Representative, after which, in the case of clause (x), (y) or (z), the Company shall resume making any and all required payments in respect of the Notes, including any missed payments. Notwithstanding any other provision of the Indenture, in no event shall a Payment Blockage Period commenced in accordance with the provisions of the Indenture described in this paragraph extend beyond 179 days from the date of the receipt by the Trustee of the notice referred to above (the "Initial Blockage Period"). Any number of additional Payment Blockage Periods may be commenced during the Initial Blockage Period; provided, however, that no such additional Payment Blockage Period shall extend beyond the Initial Blockage Period. After the expiration of the Initial Blockage Period, no Payment Blockage Period may be commenced until at least 180 consecutive days have elapsed from the last day of the Initial Blockage Period. Notwithstanding any other provision of the Indenture, no event of default with respect to Designated Senior Indebtedness (other than a Payment Default) which existed or was continuing on the date of the commencement of any Payment Blockage Period initiated by the Representative shall be, or be made, the basis for the commencement of a second Payment Blockage Period initiated by the Representative, whether or not within the Initial Blockage Period, unless such event of default shall have been cured or waived for a period of not less than 90 consecutive days.

     Each Guarantee will, to the extent set forth in the Indenture, be subordinated in right of payment to the prior payment in full of all Senior Indebtedness of the respective Guarantor, including obligations of such Guarantor with respect to the Senior Credit Facility (including any guarantee thereof), and will be subject to the rights of holders of Designated Senior Indebtedness of such Guarantor to initiate blockage periods, upon terms substantially comparable to the subordination of the Notes to all Senior Indebtedness of the Company.

     If the Company or any Guarantor fails to make any payment on the Notes or any Guarantee, as the case may be, when due or within any applicable grace period, whether or not on account of payment blockage provisions, such failure would constitute an Event of Default under the Indenture and would enable the holders of the Notes to accelerate the maturity thereof. See "Events of Default."

     A holder of Notes by his acceptance of Notes agrees to be bound by such provisions and authorizes and expressly directs the Trustee, on his behalf, to take such action as may be necessary or appropriate to effectuate the subordination provided for in the Indenture and appoints the Trustee his attorney-in-fact for such purpose.

CERTAIN COVENANTS

     The Indenture will contain, among others, the following covenants.

  Limitation on Additional Indebtedness

     The Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly, incur (as defined) any Indebtedness (including Acquired Indebtedness) unless (a) after giving effect to the incurrence of such Indebtedness and the receipt and application of the proceeds thereof, the Company's Leverage Ratio is less than (i) 6.50 to 1 if such Indebtedness is
incurred on or prior to             , 1999, (ii) 6.25 to 1 if such Indebtedness
is incurred after             , 1999 and on or prior to                     ,
2001 and (iii) 6.00 to 1 if such Indebtedness is incurred thereafter, and (b) no Default or Event of Default shall have occurred and be continuing at the time or as a consequence of the incurrence of such Indebtedness.

     Notwithstanding the foregoing, the Company and the Restricted Subsidiaries may incur Permitted Indebtedness; provided that the Company will not incur any Permitted Indebtedness that ranks junior in right of payment to the Notes that has a maturity or mandatory sinking fund payment prior to the maturity of the Notes.

  Limitation on Restricted Payments

     The Company will not make, and will not permit any of the Restricted Subsidiaries to, directly or indirectly, make, any Restricted Payment, unless:

          (a) no Default or Event of Default shall have occurred and be continuing at the time of or immediately after giving effect to such Restricted Payment;

          (b) immediately after giving pro forma effect to such Restricted Payment, the Company could incur $1.00 of additional Indebtedness (other than Permitted Indebtedness) under the covenant set forth under "Limitation on Additional Indebtedness"; and

          (c) immediately after giving effect to such Restricted Payment, the aggregate of all Restricted Payments declared or made after the Issue Date does not exceed the sum of (1) 100% of the Company's Cumulative EBITDA minus 1.4 times the Company's Cumulative Consolidated Interest Expense, plus (2) 100% of the aggregate Net Proceeds and the fair market value of securities or other property received by the Company from the issue or sale, after the Issue Date, of Capital Stock (other than Disqualified Capital Stock or Capital Stock of the Company issued to any Subsidiary of the Company) of the Company or any Indebtedness or other securities of the Company convertible into or exercisable or exchangeable for Capital Stock (other than Disqualified Capital Stock) of the Company which has been so converted or exercised or exchanged, as the case may be, plus (3) $10 million. For purposes of determining under this clause (c) the amount expended for Restricted Payments, cash distributed shall be valued at the face amount thereof and property other than cash shall be valued at its fair market value.

     The provisions of this covenant shall not prohibit (i) the payment of any distribution within 60 days after the date of declaration thereof, if at such date of declaration such payment would comply with the provisions of the Indenture, (ii) the retirement of any shares of Capital Stock of the Company or subordinated Indebtedness by conversion into, or by or in exchange for, shares of Capital Stock (other than Disqualified Capital Stock), or out of, the Net Proceeds of the substantially concurrent sale (other than to a Subsidiary of the Company) of other shares of Capital Stock of the Company (other than Disqualified Capital Stock), (iii) the redemption or retirement of Indebtedness of the Company subordinated to the Notes in exchange for, by conversion into, or out of the Net Proceeds of, a substantially concurrent sale or incurrence of Indebtedness (other than any Indebtedness owed to a Subsidiary of the Company) of the Company that is contractually subordinated in right of payment to the Notes to at least the same extent as the subordinated Indebtedness being redeemed or retired, (iv) the retirement of any shares of Disqualified Capital Stock by conversion into, or by exchange for, shares of Disqualified Capital Stock, or out of the Net Proceeds of the substantially concurrent sale (other than to a Subsidiary of the Company) of other shares of Disqualified Capital Stock, (v) the repurchase, redemption or other acquisition or retirement for value of any shares of Capital Stock of the Company (other than Disqualified Capital Stock) solely out of the proceeds of any policy of insurance maintained to provide funds for such purpose, (vi) the purchase, redemption or other acquisition for value of shares of Capital Stock of the Company (other than Disqualified Capital Stock) or options on such shares held by the Company's or the Restricted Subsidiaries' officers or employees or former officers or employees (or their estates or beneficiaries under their estates) upon the death, disability, retirement or termination of employment of such current or former officers or employees pursuant to the terms of an employee benefit plan or any other agreement pursuant to which such shares of Capital Stock or options were issued or pursuant to a severance, buy-sell or right of first refusal agreement with such current or former officer or employee; provided that the aggregate cash consideration paid, or distributions made, pursuant to this clause (vi) do not in any one fiscal year exceed $2 million, (vii) the making of Investments in Unrestricted Subsidiaries and joint ventures; provided that the Net Investment therein shall not exceed an aggregate of $10 million; provided, however, that the Company or the Restricted Subsidiaries may make additional Investments pursuant to this clause (vii) up to an additional Net Investment therein of $20 million if the Company is able, at the time of any such Investment and immediately after giving effect thereto, to incur at least $1.00 of additional Indebtedness (other than Permitted Indebtedness) in compliance with the "Limitation on Additional Indebtedness" covenant; provided, further, that in calculating the aggregate amount of Restricted Payments made subsequent to the Issue Date for purposes of clause (c) of the immediately preceding paragraph, the amount of Net Investment made pursuant to clause (vii) shall be included in the calculation.

     Not later than the date of making any Restricted Payment, the Company shall deliver to the Trustee an Officers' Certificate stating that such Restricted Payment is permitted and setting forth the basis upon which the calculations required by the covenant "Limitation on Restricted Payments" were computed, which calculations may be based upon the Company's latest available financial statements, and that no Default or Event of Default exists and is continuing and no Default or Event of Default will occur immediately after giving effect to any Restricted Payments.

  Limitation on Other Senior Subordinated Debt

     The Company will not, and will not permit any of the Restricted Subsidiaries to, directly or indirectly, incur, contingently or otherwise, any Indebtedness (other than the Notes and the Guarantees, as the case may be) that is both (i) subordinate in right of payment to any Senior Indebtedness of the Company or any of the Subsidiary Guarantors, as the case may be, and (ii) senior in right of payment to the Notes or any of the Guarantees, as the case may be. For purposes of this covenant, Indebtedness is deemed to be senior in right of payment to the Notes and the Guarantees, as the case may be, if it is not explicitly subordinate in right of payment to Senior Indebtedness at least to the same extent as the Notes and the Guarantees, as the case may be, are subordinate to Senior Indebtedness.

  Limitations on Investments

     The Company will not, and will not permit any of the Restricted Subsidiaries to, make any Investment other than (i) a Permitted Investment or
(ii) an Investment that is made as a Restricted Payment in compliance with the "Limitation on Restricted Payments" covenant after the Issue Date.

  Limitations on Liens

     The Company will not, and will not permit any of the Restricted Subsidiaries to, create, incur or otherwise cause or suffer to exist or become effective any Liens of any kind (other than Permitted Liens) upon any Property of the Company or any Restricted Subsidiary or any shares of stock or debt of any Restricted Subsidiary which owns Property, now owned or hereafter acquired, unless (i) if such Lien secures Indebtedness which is pari passu with the Notes, then the Notes are secured on an equal and ratable basis with the obligations so secured until such time as such obligation is no longer secured by a Lien or
(ii) if such Lien secures Indebtedness which is subordinated to the Notes, any such Lien shall be subordinated to the Lien granted to the Holders of the Notes in the same collateral as that securing such Lien to the same extent as such subordinated Indebtedness is subordinated to the Notes.

  Limitation on Transactions with Affiliates

     The Company will not, and will not permit any of the Restricted Subsidiaries to, directly or indirectly, enter into or suffer to exist any transaction or series of related transactions (including, without limitation, the sale, purchase, exchange or lease of assets, property or services) with any Affiliate (including entities in which the Company or any of the Restricted Subsidiaries own a minority interest) or holder of 10% or more of the Company's Common Stock (each of the foregoing, an "Affiliate Transaction") or extend, renew, waive or otherwise modify the terms of any Affiliate Transaction entered into prior to the Issue Date unless (i) such Affiliate Transaction is between or among the Company and/or Wholly-Owned Restricted Subsidiaries; or (ii) the terms of such Affiliate Transaction are fair and reasonable to the Company or such Restricted Subsidiary, as the case may be, and the terms of such Affiliate Transaction are at least as favorable as the terms which could be obtained by the Company or such Restricted Subsidiary, as the case may be, in a comparable transaction made on an arm's-length basis between unaffiliated parties. In any Affiliate Transaction involving an amount or having a value in excess of $1 million which is not permitted under clause (i) above, the Company must obtain a resolution of the board of directors approved by a majority of the members of the board of directors (and a majority of the disinterested members of the board of directors) certifying that such Affiliate Transaction complies with clause
(ii) above. In transactions with a value in excess of $5 million which are not permitted under clause (i) above, the Company must obtain a written opinion as to the fairness of such a transaction from an independent investment banking firm of nationally recognized standing.

     The foregoing provisions will not apply to (i) any Restricted Payment that is not prohibited by the provisions described under "Limitations on Restricted Payments" contained herein, (ii) any transaction, approved by the Board of Directors of the Company, with an officer or director of the Company or of any Restricted Subsidiary in his or her capacity as officer or director entered into in the ordinary course of business, including compensation and employee benefit arrangements with any officer or director of the Company or of any Restricted Subsidiary, or (iii) any Affiliate Transaction entered into prior to the Issue Date.

  Limitation on Creation of Subsidiaries

     The Company shall not create or acquire, or permit any of the Restricted Subsidiaries to create or acquire, any Subsidiary other than (i) a Restricted Subsidiary existing as of the date of the Indenture, (ii) a Restricted Subsidiary conducting a business similar or reasonably related to the business of the Company and its Subsidiaries as conducted on the Issue Date or (iii) an Unrestricted Subsidiary.

  Guarantees of Certain Indebtedness

     The Company will not permit any of the domestic Restricted Subsidiaries (other than the Guarantors) to (a) incur, guarantee or secure through the granting of Liens the payment of any Indebtedness under the Senior Credit Facility or any refinancings thereof or (b) pledge any intercompany notes representing obligations of any of the Restricted Subsidiaries to secure the payment of any Indebtedness under the Senior Credit Facility or any refinancings thereof, in each case unless such Restricted Subsidiary, the Company and the Trustee execute and deliver a supplemental indenture evidencing such Restricted Subsidiary's Guarantee under the Indenture. Thereafter, such Restricted Subsidiary shall be a Guarantor for all purposes of the Indenture. As of the Issue Date, the Company will have no domestic Subsidiaries, other than the Guarantors. Mediacom, Inc., a Canadian corporation, which is a Restricted Subsidiary, will not execute a Guarantee of the Company's obligations under the Notes. See "Description of the Notes -- General."

  Limitation on Dividends and Other Payment Restrictions Affecting Subsidiaries

     The Company will not, and will not permit any of the Restricted Subsidiaries to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any consensual encumbrance or restriction of any kind on the ability of any Restricted Subsidiary to (a) pay dividends or make any other distributions to the Company or any Restricted Subsidiary on its Capital Stock, (b) pay any Indebtedness owed to the Company or any Restricted Subsidiary, (c) make loans or advances to the Company or any Restricted Subsidiary, (d) transfer any of its properties or assets to the Company or any Restricted Subsidiary, (e) grant liens or security interests on the assets of the Company or the Restricted Subsidiaries in favor of the holders of the Notes, or (f) guarantee the Notes or any renewals or refinancings thereof, except for Permitted Dividend Encumbrances.

  Limitation on Certain Asset Sales

     The Company will not, and will not permit any of the Restricted Subsidiaries to, consummate an Asset Sale unless (i) the Company or such Restricted Subsidiary, as the case may be, receives consideration at the time of such sale or other disposition at least equal to the fair market value thereof (as determined in good faith by the Company's board of directors, and evidenced by a board resolution); (ii) not less than 85% of the consideration received by the Company or such Restricted Subsidiary, as the case may be, is in the form of cash or cash equivalents (those equivalents allowed under "Temporary Cash Investments"), provided, however, that the amount of (x) any liabilities of the Company or any Restricted Subsidiaries that are assumed by the transferee of such assets, including any Indebtedness of a Restricted Subsidiary whose stock is purchased by the transferee and (y) any notes or other securities received by the Company or any such Restricted Subsidiary which are converted into cash within 180 days of such Asset Sale (to the extent of cash received) shall be deemed to be cash for purposes of this provision; provided further that the Company or such Restricted Subsidiary will not be required to comply with this clause (ii) with respect to a Permitted Asset Swap or a Houston Disposition; and
(iii) the Asset Sale Proceeds received by the Company or such Restricted Subsidiary are applied (a) first, to the extent the Company elects, or is required, to prepay, repay or purchase debt under any then existing Senior Indebtedness of the Company or any Restricted Subsidiary within 270 days following the receipt of the Asset Sale Proceeds from any Asset Sale; provided that any such repayment shall result in a permanent reduction of the commitments thereunder in an amount equal to the principal amount so repaid; (b) second, to the extent of the balance of Asset Sale Proceeds after application as described above, to the extent the Company elects, to an investment in assets (including Capital Stock or other securities purchased in connection with the acquisition of Capital Stock or property of another Person) used or useful in businesses similar or ancillary to the business of the Company and the Restricted Subsidiaries as conducted at the time of such Asset Sale, provided that such investment occurs and such Asset Sale Proceeds are so applied within 270 days following the receipt of such Asset Sale Proceeds (the "Reinvestment Date"); and
(c) third, if on the Reinvestment Date with respect to any Asset Sale, the Available Asset Sale Proceeds exceed $10 million, the Company shall apply an amount equal to such Available Asset Sale Proceeds to an offer to repurchase the Notes, at a purchase price in cash equal to 100% of the principal amount thereof plus accrued and unpaid interest, if any, to the date of repurchase (an "Excess Proceeds Offer"). If an Excess Proceeds Offer is not fully subscribed, the Company may retain the portion of the Available Asset Sale Proceeds not required to repurchase Notes.

     If the Company is required to make an Excess Proceeds Offer, the Company shall mail, within 30 days following the Reinvestment Date, a notice to the Holders stating, among other things: (1) that such Holders have the right to require the Company to apply the Available Asset Sale Proceeds to repurchase such Notes at a purchase price in cash equal to 100% of the principal amount thereof plus accrued and unpaid interest, if any, to the date of purchase; (2) the purchase date, which shall be no earlier than 30 days and not later than 60 days from the date such notice is mailed; (3) the instructions, determined by the Company, that each Holder must follow in order to have such Notes repurchased; and (4) the calculations used in determining the amount of Available Asset Sale Proceeds to be applied to the repurchase of such Notes.

  Limitation on Capital Stock of Restricted Subsidiaries

     The Company will not (i) sell, pledge, hypothecate or otherwise convey or dispose of any Capital Stock of a Restricted Subsidiary (other than under the Senior Credit Facility or under the terms of any Designated Senior Indebtedness) or (ii) permit any Restricted Subsidiary to issue any Capital Stock, other than to the Company or a Wholly-Owned Restricted Subsidiary. The foregoing restrictions shall not apply to an Asset Sale made in compliance with "Limitation on Certain Asset Sales."

  Limitation on Sale and Lease-Back Transactions

     The Company will not, and will not permit any Restricted Subsidiary to, enter into any Sale and Lease-Back Transaction unless (i) the consideration received in such Sale and Lease-Back Transaction is at least equal to the fair market value of the property sold, as determined by a board resolution of the Company and (ii) the Company could incur the Attributable Indebtedness in respect of such Sale and Lease-Back Transaction in compliance with the covenant described under "Limitation on Additional Indebtedness."

  Line of Business

     The Company will not, and will not permit any of the Restricted Subsidiaries to, engage in any business other than the business of out-of-home advertising or a substantially similar business.

  Payments for Consent

     Neither the Company nor any of its Subsidiaries shall, directly or indirectly, pay or cause to be paid any consideration, whether by way of interest, fee or otherwise, to any holder of any Notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the Indenture or the Notes unless such consideration is offered to be paid or agreed to be paid to all holders of the Notes which so consent, waive or agree to amend in the time frame set forth in solicitation documents relating to such consent, waiver or agreement.

CHANGE OF CONTROL OFFER

     Within 30 days of the occurrence of a Change of Control, the Company shall notify the Trustee in writing of such occurrence and shall make an offer to purchase (the "Change of Control Offer") the outstanding Notes at a purchase price equal to 101% of the principal amount thereof plus any accrued and unpaid interest thereon to the Change of Control Payment Date (as hereinafter defined) (such applicable purchase price being hereinafter referred to as the "Change of Control Purchase Price") in accordance with the procedures set forth in this covenant.

     Within 30 days of the occurrence of a Change of Control, the Company also shall (i) cause a notice of the Change of Control Offer to be sent at least once to the Dow Jones News Service or similar business news service in the United States and (ii) send by first-class mail, postage prepaid, to the Trustee and to each holder of the Notes, at the address appearing in the register maintained by the Registrar of the Notes, a notice stating:

          (1) that the Change of Control Offer is being made pursuant to this covenant and that all Notes tendered will be accepted for payment, and otherwise subject to the terms and conditions set forth herein;

          (2) the Change of Control Purchase Price and the purchase date (which shall be a business day no earlier than 30 business days nor later than 60 business days from the date such notice is mailed (the "Change of Control Payment Date"));

          (3) that any Note not tendered will continue to accrue interest;

          (4) that, unless the Company defaults in the payment of the Change of Control Purchase Price, any Notes accepted for payment pursuant to the Change of Control Offer shall cease to accrue interest after the Change of Control Payment Date;

          (5) that holders accepting the offer to have their Notes purchased pursuant to a Change of Control Offer will be required to surrender the Notes to the Paying Agent at the address specified in the notice prior to the close of business on the business day preceding the Change of Control Payment Date;

          (6) that holders will be entitled to withdraw their acceptance if the Paying Agent receives, not later than the close of business on the third Business Day preceding the Change of Control Payment Date, a telegram, telex, facsimile transmission or letter setting forth the name of the holder, the principal amount of the Notes delivered for purchase, and a statement that such holder is withdrawing his election to have such Notes purchased;

          (7) that holders whose Notes are being purchased only in part will be issued new Notes equal in principal amount to the unpurchased portion of the Notes surrendered, provided that each Note purchased and each such new
     Note issued shall be in an original principal amount in denominations of $1,000 and integral multiples thereof;

          (8) any other procedures that a holder must follow to accept a Change of Control Offer or effect withdrawal of such acceptance; and

          (9) the name and address of the Paying Agent.

     On the Change of Control Payment Date, the Company shall, to the extent lawful, (i) accept for payment Notes or portions thereof tendered pursuant to the Change of Control Offer, (ii) deposit with the Paying Agent money sufficient to pay the purchase price of all Notes or portions thereof so tendered and (iii) deliver or cause to be delivered to the Trustee Notes so accepted together with an Officers' Certificate stating the Notes or portions thereof tendered to the Company. The Paying Agent shall promptly mail to each holder of Notes so accepted payment in an amount equal to the purchase price for such Notes, and the Company shall execute and issue, and the Trustee shall promptly authenticate and mail to such holder, a new Note equal in principal amount to any unpurchased portion of the Notes surrendered; provided that each such new Note shall be issued in an original principal amount in denominations of $1,000 and integral multiples thereof.

     The Indenture requires that if the Senior Credit Facility is in effect, or any amounts are owing thereunder or in respect thereof, at the time of the occurrence of a Change of Control, prior to the mailing of the notice to holders described in the second preceding paragraph, but in any event within 30 days following any Change of Control, the Company covenants to (i) repay in full all obligations under or in respect of the Senior Credit Facility or offer to repay in full all obligations under or in respect of the Senior Credit Facility and repay the obligations under or in respect of the Senior Credit Facility of each lender who has accepted such offer or (ii) obtain the requisite consent under the Senior Credit Facility to permit the repurchase of the Notes as described above. The Company must first comply with the covenant described in the preceding sentence before it shall be required to purchase Notes in the event of a Change of Control; provided that the Company's failure to comply with the covenant described in the preceding sentence constitutes an Event of Default described in clause (c) under "Events of Default" below if not cured within 60 days after the notice required by such clause. As a result of the foregoing, a holder of the Notes may not be able to compel the Company to purchase the Notes unless the Company is able at the time to refinance all of the obligations under or in respect of the Senior Credit Facility or obtain requisite consents under the Senior Credit Facility. Failure by the Company to make a Change of Control Offer when required by the Indenture constitutes a default under the Indenture and, if not cured within 60 days after notice, constitutes an Event of Default.

     The Indenture will provide that, (A) if the Company or any Restricted Subsidiary has issued any outstanding Indebtedness that is subordinated in right of payment to the Notes or the Guarantee of such Restricted Subsidiary or the Company has issued any Preferred Stock, and the Company or such Restricted Subsidiary is required to make a Change of Control Offer or to make a distribution with respect to such subordinated Indebtedness or Preferred Stock in the event of a change of control, the Company or such Restricted Subsidiary shall not consummate any such offer or distribution with respect to such subordinated Indebtedness or Preferred Stock until such time as the Company shall have paid the Change of Control Purchase Price in full to the holders of Notes that have accepted the Company's Change of Control Offer and shall otherwise have consummated the Change of Control Offer made to holders of the Notes and (B) the Company or any Restricted Subsidiary will not issue Indebtedness that is subordinated in right of payment to the Notes or the Guarantee of such Restricted Subsidiary and the Company will not issue Preferred Stock with change of control provisions requiring the payment of such Indebtedness or Preferred Stock prior to the payment of the Notes in the event of a Change of Control under the Indenture.

     In the event that a Change of Control occurs and the holders of Notes exercise their right to require the Company to purchase Notes, if such purchase constitutes a "tender offer" for purposes of Rule 14e-1 under the Exchange Act at that time, the Company will comply with the requirements of Rule 14e-1 as then in effect with respect to such repurchase.

MERGER, CONSOLIDATION OR SALE OF ASSETS

     The Company will not and will not permit any Guarantor to consolidate with, merge with or into, or transfer all or substantially all of its assets (as an entirety or substantially as an entirety in one transaction or a series of related transactions), to any Person unless: (i) the Company or the Guarantor, as the case may be, shall be the continuing Person, or the Person (if other than the Company or the Guarantor) formed by such consolidation or into which the Company or the Guarantor, as the case may be, is merged or to which the properties and assets of the Company or the Guarantor, as the case may be, are transferred shall be a corporation organized and existing under the laws of the United States or any State thereof or the District of Columbia and shall expressly assume, by a supplemental indenture, executed and delivered to the Trustee, in form satisfactory to the Trustee, all of the obligations of the Company or the Guarantor, as the case may be, under the Notes or the Guarantee of such Guarantor, as the case may be, and the Indenture, and the obligations under the Indenture shall remain in full force and effect; (ii) immediately before and immediately after giving effect to such transaction, no Default or Event of Default shall have occurred and be continuing; and (iii) immediately after giving effect to such transaction on a pro forma basis the Company or such Person could incur at least $1.00 of additional Indebtedness (other than Permitted Indebtedness) under the covenant set forth under "Limitation on Additional Indebtedness," provided that a Person that is a Guarantor may merge into the Company or another Person that is a Guarantor without complying with this clause (iii).

     In connection with any consolidation, merger or transfer of assets contemplated by this provision, the Company shall deliver, or cause to be delivered, to the Trustee, in form and substance reasonably satisfactory to the Trustee, an Officers' Certificate and an opinion of counsel, each stating that such consolidation, merger or transfer and the supplemental indenture in respect thereto comply with this provision and that all conditions precedent herein provided for relating to such transaction or transactions have been complied with.

GUARANTEES

     The Notes are guaranteed on a senior subordinated basis by the Guarantors. All payments pursuant to the Guarantees by the Guarantors are subordinated in right of payment to the prior payment in full of all Senior Indebtedness of the Guarantor, to the same extent and in the same manner that all payments pursuant to the Notes are subordinated in right of payment to the prior payment in full of all Senior Indebtedness of the Company.

     The obligations of each Guarantor are limited to the maximum amount as will, after giving effect to all other contingent and fixed liabilities of such Guarantor (including, without limitation, any guarantees of Senior Indebtedness) and after giving effect to any collections from or payments made by or on behalf of any other Guarantor in respect of the obligations of such other Guarantor under its Guarantee or pursuant to its contribution obligations under the Indenture, result in the obligations of such Guarantor under the Guarantee not constituting a fraudulent conveyance or fraudulent transfer under federal or state law. Each Guarantor that makes a payment or distribution under a Guarantee shall be entitled to a contribution from each other Guarantor in a pro rata amount based on the Adjusted Net Assets of each Guarantor.

     A Guarantor shall be released from all of its obligations under its Guarantee if all or substantially all of its assets are sold or all of its Capital Stock is sold, in each case in a transaction in compliance with the covenant described under "Limitation on Certain Asset Sales," or the Guarantor merges with or into or consolidates with, or transfers all or substantially all of its assets to, the Company or another Guarantor in a transaction in compliance with "Merger, Consolidation or Sale of Assets," and such Guarantor has delivered to the Trustee an officers' certificate and an opinion of counsel, each stating that all conditions precedent herein provided for relating to such transaction have been complied with.

EVENTS OF DEFAULT

     The following events are defined in the Indenture as "Events of Default":

          (a) default in payment of any principal of, or premium, if any, on the Notes;

          (b) default for 30 days in payment of any interest on the Notes;

          (c) default by the Company or any Guarantor in the observance or performance of any other covenant in the Notes or the Indenture for 60 days after written notice from the Trustee or the holders of not less than 25% in aggregate principal amount of the Notes then outstanding;

          (d) default in the payment at final maturity of principal in an aggregate amount of $10 million or more with respect to any Indebtedness of the Company or any Restricted Subsidiary which default shall not be cured, waived or postponed pursuant to an agreement with the holders of such Indebtedness within 60 days after written notice, or the acceleration of any such Indebtedness aggregating $10 million or more which acceleration shall not be rescinded or annulled within 20 days after written notice as provided in the Indenture;

          (e) any final judgment or judgments which can no longer be appealed for the payment of money in excess of $10 million (not covered by insurance) shall be rendered against the Company or any Restricted Subsidiary and shall not be discharged for any period of 60 consecutive days during which a stay of enforcement shall not be in effect; and

          (f) certain events involving bankruptcy, insolvency or reorganization of the Company or any Restricted Subsidiary.

     The Indenture provides that the Trustee may withhold notice to the holders of the Notes of any default (except in payment of principal or premium, if any, or interest on the Notes) if the Trustee considers it to be in the best interest of the holders of the Notes to do so.

     The Indenture will provide that if an Event of Default (other than an Event of Default resulting from certain events of bankruptcy, insolvency or reorganization) shall have occurred and be continuing, then the Trustee or the holders of not less than 25% in aggregate principal amount of the Notes then outstanding may declare to be immediately due and payable the entire principal amount of all the Notes then outstanding plus accrued interest to the date of acceleration and (i) such amounts shall become immediately due and payable or
(ii) if there are any amounts outstanding under or in respect of the Senior Credit Facility, such amounts shall become due and payable upon the first to occur of an acceleration of amounts outstanding under or in respect of the Senior Credit Facility or five business days after receipt by the Company and the Representative of the holders of Senior Indebtedness under or in respect of the Senior Credit Facility of notice of the acceleration of the Notes; provided, however, that after such acceleration but before a judgment or decree based on acceleration is obtained by the Trustee, the holders of a majority in aggregate principal amount of outstanding Notes may, under certain circumstances, rescind and annul such acceleration if all Events of Default, other than nonpayment of accelerated principal, premium or interest, have been cured or waived as provided in the Indenture. In case an Event of Default resulting from certain events of bankruptcy, insolvency or reorganization with respect to the Company shall occur, the principal, premium and interest amount with respect to all of the Notes shall be due and payable immediately without any declaration or other act on the part of the Trustee or the holders of the Notes.

     The holders of a majority in principal amount of the Notes then outstanding shall have the right to waive any existing default or compliance with any provision of the Indenture or the Notes and to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, subject to certain limitations specified in the Indenture.

     No holder of any Note will have any right to institute any proceeding with respect to the Indenture or for any remedy thereunder, unless such holder shall have previously given to the Trustee written notice of a continuing Event of Default and unless also the holders of at least 25% in aggregate principal amount of the outstanding Notes shall have made written request and offered reasonable indemnity to the Trustee to institute such proceeding as a trustee, and unless the Trustee shall not have received from the holders of a majority in aggregate principal amount of the outstanding Notes a direction inconsistent with such request and shall have failed to institute such proceeding within 60 days. However, such limitations do not apply to a suit instituted on such Note on or after the respective due dates expressed in such Note.

DEFEASANCE AND COVENANT DEFEASANCE

     The Indenture provides the Company may elect either (a) to defease and be discharged from any and all obligations with respect to the Notes (except for the obligations to register the transfer or exchange of such Notes, to replace temporary or mutilated, destroyed, lost or stolen Notes, to maintain an office or agency in respect of the Notes and to hold monies for payment in trust) ("defeasance") or (b) to be released from their obligations with respect to the Notes under certain covenants contained in the Indenture and described above under "Covenants" ("covenant defeasance"), upon the deposit with the Trustee (or other qualifying trustee), in trust for such purpose, of money and/or U.S. Government Obligations (as defined in the Indenture) which through the payment of principal and interest in accordance with their terms will provide money, in an amount sufficient to pay the principal of, premium, if any, and interest on the Notes, on the scheduled due dates therefor or on a selected date of redemption in accordance with the terms of the Indenture. Such a trust may only be established if, among other things, the Company has delivered to the Trustee an opinion of counsel (as specified in the Indenture) (i) to the effect that neither the trust nor the Trustee will be required to register as an investment company under the Investment Company Act of 1940, as amended, and (ii) describing either a private ruling concerning the Notes or a published ruling of the Internal Revenue Service, to the effect that holders of the Notes or persons in their positions will not recognize income, gain or loss for federal income tax purposes as a result of such deposit, defeasance and discharge and will be subject to federal income tax on the same amount and in the same manner and at the same times, as would have been the case if such deposit, defeasance and discharge had not occurred.

MODIFICATION OF INDENTURE

     From time to time, the Company, the Guarantors and the Trustee may, without the consent of holders of the Notes, amend the Indenture or the Notes or supplement the Indenture for certain specified purposes, including providing for uncertificated Notes in addition to certificated Notes, and curing any ambiguity, defect or inconsistency, or making any other change that does not materially and adversely affect the rights of any holder. The Indenture contains provisions permitting the Company, the Guarantors and the Trustee, with the consent of holders of at least a majority in principal amount of the outstanding Notes, to modify or supplement the Indenture or the Notes, except that no such modification shall, without the consent of each holder affected thereby, (i) reduce the amount of Notes whose holders must consent to an amendment, supplement, or waiver to the Indenture or the Notes, (ii) reduce the rate of or change the time for payment of interest on any Note, (iii) reduce the principal of or premium on or change the stated maturity of any Note, (iv) make any Note payable in money other than that stated in the Note, (v) change the amount or time of any payment required by the Notes or reduce the premium payable upon any redemption of Notes, or change the time before which no such redemption may be made, (vi) waive a default on the payment of the principal of, interest on, or redemption payment with respect to any Note, (vii) amend, alter, change or modify the obligation of the Company to make and consummate a Change of Control Offer in the event of a Change of Control or make and consummate an Excess Proceeds Offer after such obligation has arisen, or waive any Default in the performance of any such offers or modify any of the provisions or definitions with respect to any such offers or (viii) take any other action otherwise prohibited by the Indenture to be taken without the consent of each holder affected thereby.

REPORTS TO HOLDERS

     So long as the Company is subject to the periodic reporting requirements of the Exchange Act, it will continue to furnish the information required thereby to the Commission and to the holders of the Notes. The Indenture provides that even if the Company is entitled under the Exchange Act not to furnish such information to the Commission or to the holders of the Notes, they will nonetheless continue to furnish such information to the Commission and holders of the Notes.

COMPLIANCE CERTIFICATE

     The Company will deliver to the Trustee on or before 100 days after the end of the Company's fiscal year and on or before 50 days after the end of each of the first, second and third fiscal quarters in each year an Officers' Certificate stating whether or not the signers know of any Default or Event of Default that has occurred. If they do, the certificate will describe the Default or Event of Default and its status.

THE TRUSTEE

     The Trustee under the Indenture will be the Registrar and Paying Agent with regard to the Notes. The Indenture provides that, except during the continuance of an Event of Default, the Trustee will perform only such duties as are specifically set forth in the Indenture. During the existence of an Event of Default, the Trustee will exercise such rights and powers vested in it under the Indenture and use the same degree of care and skill in its exercise as a prudent person would exercise under the circumstances in the conduct of such person's own affairs.

TRANSFER AND EXCHANGE

     Holders of the Notes may transfer or exchange Notes in accordance with the Indenture. The Registrar under such Indenture may require a holder, among other things, to furnish appropriate endorsements and transfer documents, and to pay any taxes and fees required by law or permitted by the Indentures. The Registrar is not required to transfer or exchange any Note selected for redemption. Also, the Registrar is not required to transfer or exchange any Note for a period of 15 days before selection of the Notes to be redeemed.

     The registered holder of a Note may be treated as the owner of it for all purposes.

CERTAIN DEFINITIONS

     Set forth below is a summary of certain of the defined terms used in the covenants contained in the Indenture. Reference is made to the Indenture for the full definition of all such terms as well as any other capitalized terms used herein for which no definition is provided.

     "Acquired Indebtedness" means Indebtedness of a Person (including an Unrestricted Subsidiary) existing at the time such Person becomes a Restricted Subsidiary or assumed in connection with the acquisition of assets from such Person.

     "Adjusted Net Assets" of a Guarantor at any date shall mean the lesser of the amount by which (x) the fair value of the property of such Guarantor exceeds the total amount of liabilities, including, without limitation, contingent liabilities (after giving effect to all other fixed and contingent liabilities), but excluding liabilities under the Guarantee, of such Guarantor at such date and (y) the present fair salable value of the assets of such Guarantor at such date exceeds the amount that will be required to pay the probable liability of such Guarantor on its debts (after giving effect to all other fixed and contingent liabilities and after giving effect to any collection from any Subsidiary of such Guarantor in respect of the obligations of such Subsidiary under the Guarantee), excluding Indebtedness in respect of the Guarantee, as they become absolute and matured.

     "Advertising Displays" mean all posters, signs, billboards and other outdoor advertising displays and related sites therefor owned or leased (as lessee) by the Company and the Restricted Subsidiaries.

     "Affiliate" of any specified Person means any other Person which directly or indirectly through one or more intermediaries controls, or is controlled by, or is under common control with, such specified Person. For the purposes of this definition, "control" (including, with correlative meanings, the terms "controlling," "controlled by," and "under common control with"), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise.

     "Asset Acquisition" means (i) an Investment by the Company or any Restricted Subsidiary in any other Person pursuant to which such Person shall become a Restricted Subsidiary or shall be consolidated or merged with the Company or any Restricted Subsidiary or (ii) the acquisition by the Company or any Restricted Subsidiary of assets of any Person comprising a division or line of business of such Person.

     "Asset Sale" means the sale, transfer or other disposition (other than to the Company or any of its Restricted Subsidiaries) in any single transaction or series of related transactions having a fair market value in excess of $1 million of (a) any Capital Stock of or other equity interest in any Restricted Subsidiary, (b) all or substantially all of the assets of the Company or of any Restricted Subsidiary, (c) real property or (d) all or substantially all of the assets of any business owned by the Company or any Restricted Subsidiary or a division, line of business or comparable business segment of the Company or any Restricted Subsidiary thereof; provided that Asset Sales shall not include sales, leases, conveyances, transfers or other dispositions to the Company or to a Restricted Subsidiary or to any other Person if after giving effect to such sale, lease, conveyance, transfer or other disposition such other Person becomes a Restricted Subsidiary.

     "Asset Sale Proceeds" means, with respect to any Asset Sale, (i) cash received by the Company or any Restricted Subsidiary from such Asset Sale (including cash received as consideration for the assumption of liabilities incurred in connection with or in anticipation of such Asset Sale), after (a) provision for all income or other taxes measured by or resulting from such Asset Sale, (b) payment of all brokerage commissions, underwriting and other fees and expenses related to such Asset Sale, (c) provision for minority interest holders in any Restricted Subsidiary as a result of such Asset Sale and (d) deduction of appropriate amounts to be provided by the Company or such Restricted Subsidiary as a reserve, in accordance with GAAP, against any liabilities associated with the assets sold or disposed of in such Asset Sale and retained by the Company or such Restricted Subsidiary after such Asset Sale, including, without limitation, pension and other post employment benefit liabilities and liabilities related to environmental matters or against any indemnification obligations associated with the assets sold or disposed of in such Asset Sale, and (ii) promissory notes and other noncash consideration received by the Company or any Restricted Subsidiary from such Asset Sale or other disposition upon the liquidation or conversion of such notes or noncash consideration into cash.

     "Attributable Indebtedness" under the Indenture in respect of a Sale and Lease-Back Transaction means, as at the time of determination, the greater of
(i) the fair value of the property subject to such arrangement (as determined by the board of directors of the Company) and (ii) the present value of the notes (discounted at the rate of interest implicit in such transaction) of the total obligations of the lessee for rental payments during the remaining term of the lease included in such Sale and Lease-Back Transaction (including any period for which such lease has been extended).

     "Available Asset Sale Proceeds" means, with respect to any Asset Sale, the aggregate Asset Sale Proceeds from such Asset Sale that have not been applied in accordance with clauses (iii)(a) or (iii)(b), and which have not yet been the basis for an Excess Proceeds Offer in accordance with clause (iii)(c) of the first paragraph of "Certain Covenants -- Limitation on Certain Asset Sales."

     "Capital Stock" means, with respect to any Person, any and all shares or other equivalents (however designated) of capital stock, partnership interests or any other participation, right or other interest in the nature of an equity interest in such Person or any option, warrant or other security convertible into any of the foregoing.

     "Capitalized Lease Obligations" means Indebtedness represented by obligations under a lease that is required to be capitalized for financial reporting purposes in accordance with GAAP, and the amount of such Indebtedness shall be the capitalized amount of such obligations determined in accordance with GAAP.

     "Change of Control" means the occurrence of one or more of the following events: (i) any sale, lease, exchange or other transfer (in one transaction or a series of related transactions) of all or substantially all of the assets of the Company to any Person or group of related Persons for purposes of Section 13(d) of the Exchange Act (a "Group"), together with any Affiliates thereof; (ii) the approval by the holders of Capital

Stock of the Company of any plan or proposal for the liquidation or dissolution of the Company; (iii) the Permitted Holders, individually or in the aggregate, shall cease to beneficially own (within the meaning of Rule 13d-3 under the Exchange Act), directly or indirectly, Voting Stock representing at least 25% of the total voting power of all Voting Stock of the Company; (iv) any Person or Group (other than the Permitted Holders) shall become the owner, directly or indirectly, beneficially or of record, of Voting Stock representing more than 30% of the total voting power of all Voting Stock of the Company; or (v) the replacement of a majority of the board of directors of the Company over a two-year period from the directors who constituted the board of directors of the Company at the beginning of such period, and such replacement shall not have been approved by a vote of at least two-thirds of the board of directors of the Company then still in office who either were members of such board of directors at the beginning of such period or whose election as a member of such board of directors was previously so approved.

     "Common Stock" of any Person means all Capital Stock of such Person that is generally entitled to (i) vote in the election of directors of such Person or
(ii) if such Person is not a corporation, vote or otherwise participate in the selection of the governing body, partners, managers or others that will control the management and policies of such Person.

     "Consolidated Interest Expense" means, with respect to any Person, for any period, the aggregate amount of interest which, in conformity with GAAP, would be set forth opposite the caption "interest expense" or any like caption on an income statement for such Person and its Subsidiaries (Restricted Subsidiaries in the case of the Company) on a consolidated basis (including, but not limited to, imputed interest included in Capitalized Lease Obligations, all commissions, discounts and other fees and charges owed with respect to letters of credit and bankers' acceptance financing, the net costs associated with hedging obligations, the interest portion of any deferred payment obligation, amortization of discount or premium, if any, and all other non-cash interest expense (other than interest amortized to cost of sales)) plus, without duplication, all net capitalized interest for such period and all interest incurred or paid under any guarantee of Indebtedness (including a guarantee of principal, interest or any combination thereof) of any Person, plus the amount of all dividends or distributions paid on Disqualified Capital Stock (other than dividends paid or payable in shares of Capital Stock of the Company); provided, however, that, solely for purposes of the calculation of 1.4 times the Company's Cumulative Consolidated Interest Expense in clause (c) of the "Limitation on Restricted Payments" covenant, "Consolidated Interest Expense" shall exclude the amortization of deferred financing fees.

     "Consolidated Net Income" means, with respect to any Person, for any period, the aggregate of the Net Income of such Person and its Subsidiaries (Restricted Subsidiaries in the case of the Company) for such period, on a consolidated basis, determined in accordance with GAAP; provided, however, that
(a) the Net Income of any Person (the "other Person") in which the Person in question or any of its Subsidiaries (Restricted Subsidiaries in the case of the Company) has less than a 100% interest (which interest does not cause the net income of such other Person to be consolidated into the net income of the Person in question in accordance with GAAP) shall be included only to the extent of the amount of dividends or distributions paid to the Person in question or such Subsidiary, (b) the Net Income of any Subsidiary (Restricted Subsidiary in the case of the Company) of the Person in question that is subject to any restriction or limitation on the payment of dividends or the making of other distributions (other than pursuant to the Notes or the Indenture) shall be excluded to the extent of such restriction or limitation, (c)(i) the Net Income of any Person acquired in a pooling of interests transaction for any period prior to the date of such acquisition and (ii) any net gain (but not loss) resulting from an Asset Sale by the Person in question or any of its Subsidiaries other than in the ordinary course of business shall be excluded, and (d) extraordinary gains and losses shall be excluded.

     "Cumulative Consolidated Interest Expense" means, as of any date of determination, Consolidated Interest Expense of the Company from the Issue Date to the end of the Company's most recently ended full fiscal quarter prior to such date, taken as a single accounting period.

     "Cumulative EBITDA" means, as of any date of determination, EBITDA of the Company from the Issue Date to the end of the Company's most recently ended full fiscal quarter prior to such date, taken as a single accounting period.

     "Designated Senior Indebtedness," as to the Company or any Guarantor, as the case may be, means any Senior Indebtedness (a) under or in respect of the Senior Credit Facility, or (b) which at the time of determination exceeds $50 million in aggregate principal amount (or accreted value in the case of Indebtedness issued at a discount) outstanding or available under a committed facility, and (i) which is specifically designated in the instrument evidencing such Senior Indebtedness as "Designated Senior Indebtedness" by such Person and
(ii) as to which the Trustee has been given written notice of such designation.

     "Disqualified Capital Stock" means any Capital Stock of the Company or any Restricted Subsidiary which, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable at the option of the holder), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or is redeemable at the option of the holder thereof, in whole or in part, on or prior to the maturity date of the Notes, for cash or securities constituting Indebtedness. Without limitation of the foregoing, Disqualified Capital Stock shall be deemed to include any Preferred Stock of the Company with respect to which, under the terms of such Preferred Stock, by agreement or otherwise, the Company is obligated to pay current dividends or distributions in cash during the period prior to the maturity date of the Notes; provided, however, that Preferred Stock that is issued with the benefit of provisions requiring a change of control offer to be made for such Preferred Stock in the event of a change of control of the Company, which provisions have substantially the same effect as the provisions of the Indenture described under "Change of Control," shall not be deemed to be Disqualified Capital Stock solely by virtue of such provisions.

     "EBITDA" means, for any Person, for any period, an amount equal to (a) the sum of, without duplication, (i) Consolidated Net Income for such period, plus
(ii) the provision for taxes for such period based on income or profits to the extent such income or profits were included in computing Consolidated Net Income and any provision for taxes utilized in computing net loss under clause (i) hereof, plus (iii) Consolidated Interest Expense for such period (but only including Redeemable Dividends in the calculation of such Consolidated Interest Expense to the extent that such Redeemable Dividends have not been excluded in the calculation of Consolidated Net Income), plus (iv) depreciation for such period on a consolidated basis, plus (v) amortization of intangibles for such period on a consolidated basis, plus (vi) any other non-cash items reducing Consolidated Net Income for such period, minus (b) all non-cash items increasing Consolidated Net Income for such period, all for such Person and its Subsidiaries determined in accordance with GAAP, except that with respect to the Company each of the foregoing items shall be determined on a consolidated basis with respect to the Company and the Restricted Subsidiaries only; and provided, however, that, for purposes of calculating EBITDA during any fiscal quarter, cash income from a particular Investment of such Person shall be included only
(x) if cash income has been received by such Person with respect to such Investment during each of the previous four fiscal quarters, or (y) if the cash income derived from such Investment is attributable to Temporary Cash Investments.

     "Exchange Act" means the Securities Exchange Act of 1934, as amended.

     "GAAP" means generally accepted accounting principles consistently applied as in effect in the United States from time to time.

     "Houston Disposition" means the sale by the Company of any or all of the assets representing outdoor advertising assets serving the Houston, Texas market.

     "incur" means, with respect to any Indebtedness or other obligation of any Person, to create, issue, incur (by conversion, exchange or otherwise), assume, guarantee or otherwise become liable in respect of such Indebtedness or other obligation or the recording, as required pursuant to GAAP or otherwise, of any such Indebtedness or other obligation on the balance sheet of such person (and "incurrence," "incurred," "incurable," and "incurring" shall have meanings correlative to the foregoing); provided that a change in GAAP that results in an obligation of such Person that exists at such time becoming Indebtedness shall not be deemed an incurrence of such Indebtedness.

     "Indebtedness" means (without duplication), with respect to any Person, any indebtedness at any time outstanding, secured or unsecured, contingent or otherwise, which is for borrowed money (whether or not the recourse of the lender is to the whole of the assets of such Person or only to a portion thereof), or evidenced by bonds, notes, debentures or similar instruments or representing the balance deferred and unpaid of the purchase price of any property (excluding, without limitation, any balances that constitute accounts payable or trade payables, and other accrued liabilities arising in the ordinary course of business) if and to the extent any of the foregoing indebtedness would appear as a liability upon a balance sheet of such Person prepared in accordance with GAAP, and shall also include, to the extent not otherwise included (i) any Capitalized Lease Obligations, (ii) obligations secured by a lien to which the property or assets owned or held by such Person is subject, whether or not the obligation or obligations secured thereby shall have been assumed, (iii) guarantees of items of other Persons which would be included within this definition for such other Persons (whether or not such items would appear upon the balance sheet of the guarantor), (iv) all obligations for the reimbursement of any obligor on any banker's acceptance or for reimbursement of any obligor on any letter of credit with respect to drawings made thereunder and not yet reimbursed, (v) in the case of the Company, Disqualified Capital Stock of the Company or any Restricted Subsidiary, and (vi) obligations of any such Person under any Interest Rate Agreement applicable to any of the foregoing (if and to the extent such Interest Rate Agreement obligations would appear as a liability upon a balance sheet of such Person prepared in accordance with GAAP). The amount of Indebtedness of any Person at any date shall be the outstanding balance at such date of all unconditional obligations as described above, provided (i) that the amount outstanding at any time of any Indebtedness issued with original issue discount, including the Notes, is the principal amount of such Indebtedness less the remaining unamortized portion of the original issue discount of such Indebtedness at such time as determined in conformity with GAAP and (ii) that Indebtedness shall not include any liability for federal, state, local or other taxes. Notwithstanding any other provision of the foregoing definition, any trade payable arising from the purchase of goods or materials or for services obtained in the ordinary course of business shall not be deemed to be "Indebtedness" of the Company or any of the Restricted Subsidiaries for purposes of this definition. Furthermore, guarantees of (or obligations with respect to letters of credit supporting) Indebtedness otherwise included in the determination of such amount shall not also be included.

     "Interest Rate Agreement" means, for any Person, any interest rate swap agreement, interest rate cap agreement, interest rate collar agreement or other similar agreement designed to protect the party indicated therein against fluctuations in interest rates.

     "Investments" means, directly or indirectly, any advance, account receivable (other than an account receivable arising in the ordinary course of business), loan or capital contribution to (by means of transfers of property to others, payments for property or services for the account or use of others or otherwise), the purchase of any stock, bonds, notes, debentures, partnership or joint venture interests or other securities of, the acquisition, by purchase or otherwise, of all or substantially all of the business or assets or stock or other evidence of beneficial ownership of, any Person. Investments shall exclude extensions of trade credit on commercially reasonable terms in accordance with normal trade practices.

     "Issue Date" means the date the Notes are first issued by the Company and authenticated by the Trustee under the Indenture.

     "Leverage Ratio" means the ratio of (i) the sum of the aggregate outstanding amount of Indebtedness of the Company and the Restricted Subsidiaries as of the date of calculation on a consolidated basis in accordance with GAAP to (ii) the Company's EBITDA for the four full fiscal quarters (the "Four Quarter Period") ending on or prior to the date of determination for which financial statements are available. For purposes of this definition, the Company's "EBITDA" shall be calculated on a pro forma basis after giving effect to any Asset Sales or Asset Acquisitions (including, without limitation, any Asset Acquisition giving rise to the need to make such calculation as a result of the Company or one of the Restricted Subsidiaries (including any Person who becomes a Restricted Subsidiary as a result of such Asset Acquisition) incurring, assuming or otherwise becoming liable for Indebtedness) at any time on or subsequent to the first day of the Four Quarter Period and on or prior to the date of determination, as if such Asset Sale or Asset Acquisition (including any EBITDA associated with such Asset Acquisition and including any pro forma expense and cost reductions determined in accordance with Article 11 of Regulation S-X relating to such Asset Acquisition) occurred on the first day of the Four Quarter Period.

     "Lien" means with respect to any property or assets of any Person, any mortgage or deed of trust, pledge, hypothecation, assignment, deposit arrangement, security interest, lien, charge, easement, encumbrance, preference, priority, or other security agreement or preferential arrangement of any kind or nature whatsoever on or with respect to such property or assets (including without limitation, any Capitalized Lease Obligation, conditional sales, or other title retention agreement having substantially the same economic effect as any of the foregoing).

     "Net Income" means, with respect to any Person for any period, the net income (loss) of such Person determined in accordance with GAAP.

     "Net Investment" means the excess of (i) the aggregate amount of all Investments in Unrestricted Subsidiaries and joint ventures made by the Company and the Restricted Subsidiaries on or after the Issue Date (in the case of an Investment made other than in cash, the amount shall be the fair market value of such Investment as determined in good faith by the board of directors of the Company) over (ii) the sum of (A) the aggregate amount returned in cash on such Investments whether through interest payments, principal payments, dividends or other distributions, (B) the net cash proceeds received by the Company or any Restricted Subsidiary from the disposition of all or any portion of such Investments (other than to a Subsidiary of the Company) and (C) the fair market value (as determined in good faith by the board of directors of the Company) of any Unrestricted Subsidiary that subsequently becomes a Wholly-Owned Restricted Subsidiary; provided, however, that with respect to all Investments made in any Unrestricted Subsidiary or any joint venture, the sum of clauses (A), (B) and
(C) above with respect to such Investments shall not exceed the aggregate amount of all such Investments made in such Unrestricted Subsidiary or such joint venture, as the case may be.

     "Net Proceeds" means (a) in the case of any sale of Capital Stock by the Company, the aggregate net proceeds received by the Company, after payment of expenses, commissions and the like incurred in connection therewith, whether such proceeds are in cash or in property (valued at the fair market value thereof, as determined in good faith by the board of directors, at the time of receipt) and (b) in the case of any exchange, exercise, conversion or surrender of outstanding securities of any kind for or into shares of Capital Stock of the Company which is not Disqualified Capital Stock, the net book value of such outstanding securities on the date of such exchange, exercise, conversion or surrender (plus any additional amount required to be paid by the holder to the Company upon such exchange, exercise, conversion or surrender, less any and all payments made to the holders, e.g., on account of fractional shares and less all expenses incurred by the Company in connection therewith).

     "Non-Payment Event of Default" means any event (other than a Payment Default) the occurrence of which entitles one or more Persons to accelerate the maturity of any Designated Senior Indebtedness.

     "Officers' Certificate" means, with respect to any Person, a certificate signed by the Chief Executive Officer, the President or any Vice President and the Chief Financial Officer or any Treasurer of such Person that shall comply with applicable provisions of the Indenture.

     "Payment Default" means any default, whether or not any requirement for the giving of notice, the lapse of time or both, or any other condition to such default becoming an event of default has occurred, in the payment of principal of (or premium, if any) or interest on or any other amount payable in connection with Designated Senior Indebtedness.

     "Permitted Asset Swap" means the exchange, in the ordinary course of the outdoor advertising business, of any interest of the Company or any of the Restricted Subsidiaries in any Advertising Display or Displays for a similar interest in an Advertising Display or Displays of a Person other than the Company or such Restricted Subsidiary; provided that (i) the aggregate fair market value (as determined in good faith by the board of directors of the Company) of the Advertising Display or Displays being transferred by the Company or such Restricted Subsidiary is not greater than the aggregate fair market value (as determined in good faith by the board of directors of the Company) of the Advertising Display or Displays received by the Company or such

Restricted Subsidiary in such exchange and (ii) the aggregate fair market value (as determined in good faith by the board of directors of the Company) of all Advertising Displays transferred by the Company and the Restricted Subsidiaries in connection with exchanges in any period of twelve consecutive months shall not exceed $10 million.

     "Permitted Dividend Encumbrances" means encumbrances or restrictions (a) existing on the Issue Date, (b) arising by reason of Acquired Indebtedness of any Restricted Subsidiary existing at the time such Person became a Restricted Subsidiary; provided that in the case of clause (b) above such encumbrances or restrictions were not created in anticipation of such Person becoming a Restricted Subsidiary and are not applicable to the Company or any of the other Restricted Subsidiaries, (c) arising under the Senior Credit Facility is in effect on the Issue Date, and refinancings thereof; provided that the encumbrances and restrictions contained in any such refinancing agreement are no less favorable to the Holders of Notes than those contained in the Senior Credit Facility as in effect on the Issue Date, (d) arising under Refinancing Indebtedness; provided that the terms and conditions of any such restrictions are no less favorable to the Holders of Notes than those under the Indebtedness being refinanced and (e) customary provisions restricting the assignment of any contract or interest of the Company or any Restricted Subsidiary.

     "Permitted Holders" means William S. Levine, Arthur R. Moreno, any trust solely for the benefit of Messrs. Levine and Moreno or their respective immediate family members, or any partnership all the ownership interests in which are beneficially owned or controlled by any of the foregoing; provided that with respect to any such trust or partnership either Mr. Levine or Mr. Moreno (or in the event of the death or incapacity of Mr. Levine or Mr. Moreno, as the case may be, an immediate family member or the legal representative) shall at all times have the exclusive power to direct the voting of the shares of Voting Stock of the Company held by such trust or partnership.

     "Permitted Indebtedness" means:


          (i) Indebtedness of the Company or any Restricted Subsidiary pursuant to the Senior Credit Facility in an amount not to exceed an aggregate of $515 million plus cdn$83 million (which at the option of the Company may be $60 million) minus the amount of any such Indebtedness permanently retired with the Asset Sale Proceeds from any Asset Sale;


          (ii) Indebtedness under the Notes and the Guarantees;

          (iii) Indebtedness not covered by any other clause of this definition which is outstanding on the date of the Indenture;

          (iv) Indebtedness of the Company to any Wholly-Owned Restricted Subsidiary and Indebtedness of any Restricted Subsidiary to the Company or another Restricted Subsidiary;

          (v) Purchase Money Indebtedness and Capitalized Lease Obligations incurred to acquire property in the ordinary course of business which Purchase Money Indebtedness and Capitalized Lease Obligations do not in the aggregate exceed 5% of the Company's consolidated total assets;

          (vi) Interest Rate Agreements and any guarantees thereof;

          (vii) additional Indebtedness of the Company not to exceed $40 million in principal amount outstanding at any time; and

          (viii) Refinancing Indebtedness.

     "Permitted Investments" means, for any Person, Investments made on or after the date of the Indenture consisting of:

          a) Investments by the Company or by a Restricted Subsidiary in the Company or a Wholly-Owned Restricted Subsidiary;

          b) Temporary Cash Investments;

          c) Investments by the Company or by a Restricted Subsidiary in a Person, if as a result of such Investment (a) such Person becomes a Restricted Subsidiary or (b) such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, the Company or a Restricted Subsidiary;

          d) reasonable and customary loans made to employees in connection with their relocation not to exceed $2 million in the aggregate at any one time outstanding; and

          e) an Investment that is made by the Company or a Restricted Subsidiary in the form of any stock, bonds, notes, debentures, partnership or joint venture interests or other securities that are issued by a third party to the Company or such Restricted Subsidiary solely as partial consideration for the consummation of an Asset Sale that is otherwise permitted under the covenant described under "Limitation on Certain Asset Sales."

     "Permitted Liens" means (i) Liens existing on the Issue Date, (ii) Liens on property or assets of, or any shares of stock of or secured debt of, any corporation existing at the time such corporation becomes a Restricted Subsidiary or at the time such corporation is merged into the Company or any of the Restricted Subsidiaries; provided that such Liens are not incurred in connection with, or in contemplation of, such corporation becoming a Restricted Subsidiary or merging into the Company or any of the Restricted Subsidiaries,
(iii) Liens securing Refinancing Indebtedness; provided that any such Lien does not extend to or cover any Property, shares or debt other than the Property, shares or debt securing the Indebtedness so refunded, refinanced or extended,
(iv) Liens in favor of the Company or any of the Restricted Subsidiaries, (v) Liens to secure Purchase Money Indebtedness that is otherwise permitted under the Indenture; provided that (a) any such Lien is created solely for the purpose of securing Indebtedness representing, or incurred to finance, refinance or refund, the cost (including sales and excise taxes, installation and delivery charges and other direct costs of, and other direct expenses paid or charged in connection with, such purchase or construction) of such Property, (b) the principal amount of the Indebtedness secured by such Lien does not exceed 100% of such costs, and (c) such Lien does not extend to or cover any Property other than such item of Property and any improvements on such item, (vi) statutory liens or landlords', carriers', warehouseman's, mechanics', suppliers', materialmen's, repairmen's or other like Liens arising in the ordinary course of business which do not secure any Indebtedness and with respect to amounts not yet delinquent or being contested in good faith by appropriate proceedings, if a reserve or other appropriate provision, if any, as shall be required in conformity with GAAP shall have been made therefor, (vii) other Liens securing obligations incurred in the ordinary course of business which obligations do not exceed $5 million in the aggregate at any one time outstanding, (viii) any extensions, substitutions, replacements or renewals of the foregoing, (ix) Liens for taxes, assessments or governmental charges that are being contested in good faith by appropriate proceedings, (x) Liens securing Capitalized Lease Obligations permitted to be incurred under clause (v) of the definition of "Permitted Indebtedness," provided that any such Lien does not extend to any property other than that subject to the underlying lease and (xi) Liens securing Senior Indebtedness and Guarantor Senior Indebtedness.

     "Person" means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization or government (including any agency or political subdivision thereof).

     "Preferred Stock" means any Capital Stock of a Person, however designated, which entitles the holder thereof to a preference with respect to dividends, distributions or liquidation proceeds of such Person over the holders of other Capital Stock issued by such Person.

     "Property" of any Person means all types of real, personal, tangible, intangible or mixed property owned by such Person whether or not included in the most recent consolidated balance sheet of such Person and its Subsidiaries (Restricted Subsidiaries in the case of the Company) under GAAP.

     "Public Equity Offering" means a public offering by the Company of shares of its common stock (however designated and whether voting or non-voting) and any and all rights, warrants or options to acquire such common stock pursuant to a registration statement registered pursuant to the Act.

     "Purchase Money Indebtedness" means any Indebtedness incurred in the ordinary course of business by a Person to finance the cost (including the cost of construction) of an item of property, the principal amount of which Indebtedness does not exceed the sum of (i) 100% of such cost and (ii) reasonable fees and expenses of such Person incurred in connection therewith.

     "Redeemable Dividend" means, for any dividend or distribution with regard to Disqualified Capital Stock, the quotient of the dividend or distribution divided by the difference between one and the maximum statutory federal income tax rate (expressed as a decimal number between 1 and 0) then applicable to the issuer of such Disqualified Capital Stock.

     "Refinancing Indebtedness" means Indebtedness that refunds, refinances or extends any Indebtedness of the Company or the Restricted Subsidiaries outstanding on the Issue Date or other Indebtedness permitted to be incurred by the Company or the Restricted Subsidiaries pursuant to the terms of the Indenture (other than pursuant to clauses (iv), (v), (vi) and (vii) of the definition of Permitted Indebtedness), but only to the extent that (i) the Refinancing Indebtedness is subordinated to the Notes to at least the same extent as the Indebtedness being refunded, refinanced or extended, if at all,
(ii) the Refinancing Indebtedness is scheduled to mature either (a) no earlier than the Indebtedness being refunded, refinanced or extended, or (b) after the maturity date of the Notes, (iii) the portion, if any, of the Refinancing Indebtedness that is scheduled to mature on or prior to the maturity date of the Notes has a weighted average life to maturity at the time such Refinancing Indebtedness is incurred that is equal to or greater than the weighted average life to maturity of the portion of the Indebtedness being refunded, refinanced or extended that is scheduled to mature on or prior to the maturity date of the Notes, (iv) such Refinancing Indebtedness is in an aggregate principal amount that is equal to or less than the sum of (a) the aggregate principal amount then outstanding under the Indebtedness being refunded, refinanced or extended, (b) the amount of accrued and unpaid interest, if any, and premiums owed, if any, not in excess of preexisting prepayment provisions on such Indebtedness being refunded, refinanced or extended and (c) the amount of customary fees, expenses and costs related to the incurrence of such Refinancing Indebtedness, and (v) such Refinancing Indebtedness is incurred by the same Person that initially incurred the Indebtedness being refunded, refinanced or extended, except that the Company may incur Refinancing Indebtedness to refund, refinance or extend Indebtedness of any Wholly-Owned Restricted Subsidiary.

     "Restricted Payment" means any of the following: (i) the declaration or payment of any dividend or any other distribution or payment on Capital Stock of the Company or any Restricted Subsidiary of the Company or any payment made to the direct or indirect holders (in their capacities as such) of Capital Stock of the Company or any Restricted Subsidiary (other than (x) dividends or distributions payable solely in Capital Stock (other than Disqualified Stock) or in options, warrants or other rights to purchase Capital Stock (other than Disqualified Stock), and (y) in the case of Restricted Subsidiaries of the Company, dividends or distributions payable to the Company or to a Wholly-Owned Restricted Subsidiary), (ii) the purchase, redemption or other acquisition or retirement for value of any Capital Stock of the Company or any of the Restricted Subsidiaries (other than Capital Stock owned by the Company or a Wholly-Owned Restricted Subsidiary), (iii) the making of any principal payment on, or the purchase, defeasance, repurchase, redemption or other acquisition or retirement for value, prior to any scheduled maturity, scheduled repayment or scheduled sinking fund payment, of any Indebtedness which is subordinated in right of payment to the Notes other than subordinated Indebtedness acquired in anticipation of satisfying a scheduled sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of acquisition), (iv) the making of any Investment or guarantee of any Investment in any Person other than a Permitted Investment, (v) any designation of a Restricted Subsidiary as an Unrestricted Subsidiary on the basis of the Investment by the Company therein and (vi) forgiveness of any Indebtedness of an Affiliate of the Company (other than a Wholly-Owned Restricted Subsidiary) to the Company or a Restricted Subsidiary. For purposes of determining the amount expended for Restricted Payments, cash distributed or invested shall be valued at the face amount thereof and property other than cash shall be valued at its fair market value.

     "Restricted Subsidiary" means a Subsidiary of the Company other than an Unrestricted Subsidiary and includes all of the Subsidiaries of the Company existing as of the Issue Date. The board of directors of the Company may designate any Unrestricted Subsidiary or any Person that is to become a Subsidiary of the

Company as a Restricted Subsidiary if immediately after giving effect to such action (and treating any Acquired Indebtedness as having been incurred at the time of such action), the Company could have incurred at least $1.00 of additional Indebtedness (other than Permitted Indebtedness) pursuant to the "Limitation on Additional Indebtedness" covenant.

     "Sale and Lease-Back Transaction" means any arrangement with any Person providing for the leasing by the Company or any Restricted Subsidiary of any real or tangible personal property, which property has been or is to be sold or transferred by the Company or such Restricted Subsidiary to such Person in contemplation of such leasing.

     "Senior Credit Facility" means the Third Amended and Restated Credit Agreement dated as of August 22, 1996 among the Company, 3284085 Canada, Inc., the several lenders from time to time parties thereto and Canadian Imperial Bank of Commerce, as administrative agent, together with the documents related thereto (including, without limitation, any guarantee agreements and security documents), in each case as such agreements may be amended (including any amendment and restatement thereof), supplemented or otherwise modified from time to time, including any agreement extending the maturity of, refinancing, replacing or otherwise restructuring (including adding Subsidiaries of the Company as additional borrowers or guarantors thereunder) all or any portion of the Indebtedness under such agreement or any successor or replacement agreement and whether by the same or any other agent, lender or group of lenders.

     "Senior Indebtedness" means the principal of and premium, if any, and interest (including, without limitation, interest accruing or that would have accrued but for the filing of a bankruptcy, reorganization or other insolvency proceeding whether or not such interest constitutes an allowable claim in such proceeding) on, and any and all other fees, charges, expense reimbursement obligations and other amounts due pursuant to the terms of all agreements, documents and instruments providing for, creating, securing or evidencing or otherwise entered into in connection with (a) all obligations of the Company owed to lenders under the Senior Credit Facility, (b) all obligations of the Company with respect to any Interest Rate Agreement, (c) all obligations of the Company to reimburse any bank or other person in respect of amounts paid under letters of credit, acceptances or other similar instruments, (d) all other current or future Indebtedness of the Company which does not provide that it is to rank pari passu with or subordinate to the Notes and (e) all deferrals, renewals, extensions and refundings of, and amendments, modifications and supplements to, any of the Senior Indebtedness described above. Notwithstanding anything to the contrary in the foregoing, Senior Indebtedness will not include
(i) Indebtedness of the Company to any of its Subsidiaries, (ii) Indebtedness represented by the Notes, (iii) any Indebtedness which by the express terms of the agreement or instrument creating, evidencing or governing the same is junior or subordinate in right of payment to any item of Senior Indebtedness, (iv) any trade payable arising from the purchase of goods or materials or for services obtained in the ordinary course of business, or (v) that portion of any Indebtedness (other than Indebtedness described in clause (a) of the immediately preceding sentence of this definition which relates to reimbursement obligations (whether in the form of loans or otherwise) under letters of credit with respect to drawings made thereunder and not yet reimbursed) which is incurred in violation of the Indenture.

     "Subsidiary" of any specified Person means any corporation, partnership, joint venture, association or other business entity, whether now existing or hereafter organized or acquired, (i) in the case of a corporation, of which more than 50% of the total voting power of the Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, officers or trustees thereof is held by such first-named Person or any of its Subsidiaries; or (ii) in the case of a partnership, joint venture, association or other business entity, with respect to which such first-named Person or any of its Subsidiaries has the power to direct or cause the direction of the management and policies of such entity by contract or otherwise or if in accordance with GAAP such entity is consolidated with the first-named Person for financial statement purposes.

     "Temporary Cash Investments" means (i) Investments in marketable, direct obligations issued or guaranteed by the United States of America, or of any governmental agency or political subdivision thereof, maturing within 365 days of the date of purchase; (ii) Investments in certificates of deposit issued by a bank organized under the laws of the United States of America or any state thereof or the District of Columbia, in each case having capital, surplus and undivided profits totaling more than $500,000,000 and rated at least A by Standard & Poor's Corporation and A-2 by Moody's Investors Service, Inc., maturing within 365 days of purchase; or (iii) Investments not exceeding 365 days in duration in money market funds that invest substantially all of such funds' assets in the Investments described in the preceding clauses (i) and (ii).

     "Unrestricted Subsidiary" means (a) any Subsidiary of an Unrestricted Subsidiary and (b) any Subsidiary of the Company which is classified after the Issue Date as an Unrestricted Subsidiary by a resolution adopted by the board of directors of the Company; provided that a Subsidiary of the Company organized or acquired after the Issue Date may be so classified as an Unrestricted Subsidiary only if such classification is in compliance with the covenant set forth under "Limitation on Restricted Payments." The Trustee shall be given prompt notice by the Company of each resolution adopted by the board of directors of the Company under this provision, together with a copy of each such resolution adopted.

     "Voting Stock" means, with respect to any Person, securities of any class or classes of Capital Stock in such Person entitling the holders thereof to vote under ordinary circumstances in the election of members of the board of directors or other governing body of such Person.

     "Wholly-Owned Restricted Subsidiary" means any Restricted Subsidiary, all of the outstanding voting securities (other than directors' qualifying shares) of which are owned, directly or indirectly, by the Company.

                                  UNDERWRITING

     Upon the terms and subject to the conditions stated in the Underwriting Agreement dated the date hereof, each of CIBC Wood Gundy Securities Corp. ("CIBC Wood Gundy") and Alex. Brown & Sons Incorporated ("Alex. Brown" and collectively the "Underwriters") has agreed severally, and not jointly, to purchase, and the Company has agreed to sell, that principal amount of the Notes offered hereby set forth opposite its name below.

                                                                           PRINCIPAL AMOUNT
                                UNDERWRITERS                                 OF THE NOTES
    ---------------------------------------------------------------------  ----------------
    CIBC Wood Gundy Securities Corp. ....................................    $
    Alex. Brown & Sons Incorporated......................................
                                                                           ----------------
              Total......................................................    $150,000,000
                                                                            =============

     The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the Notes are subject to approval of certain legal matters by counsel and to certain other conditions. The Underwriting Agreement also provides that the Company and the Guarantors will indemnify the Underwriters and their controlling persons against certain liabilities and expenses, including liabilities under the Securities Act. The Underwriters are obligated to take and pay for all of the Notes offered hereby if any such Notes are taken.

     The Underwriters propose to offer the Notes directly to the public initially at the public offering price set forth on the cover page of this Prospectus. After the initial public offering of the Notes, the offering price and other selling terms may be changed by the Underwriters.

     Prior to the Offering, there has been no public market for the Notes. The Company does not intend to list any of the Notes on a national securities exchange or to seek admission thereof for trading in the National Association of Securities Dealers Automated Quotation System. The Underwriters have advised the Company that they currently intend to make a market in the Notes, but are not obligated to do so and may discontinue any such market making at any time without notice. Accordingly, there can be no assurance as to the liquidity of, or that an active trading market will develop for, the Notes.

     The Underwriters have advised the Company that they will not confirm sales to discretionary accounts.

     Under the Conduct Rules of the National Association of Securities Dealers, Inc. (the "NASD"), no member of the NASD or an affiliate of a member shall participate in the distribution of a public offering of debt securities issued by a company if the member and/or its affiliates have a conflict of interest (as defined) with the company unless the yield at which such debt securities are to be distributed to the public is not lower than that recommended by a "qualified independent underwriter" meeting certain standards. As defined by the NASD, a "conflict of interest" exists when a member and/or its affiliates in the aggregate beneficially own 10% or more of the equity or subordinated debt of a company or when more than 10% of the net offering proceeds are intended to be paid to a member participating in the distribution and/or its affiliated persons.

     CIBC Wood Gundy is an affiliate of CIBC which is the administrative agent and a lender under the Senior Credit Facility and the agent under the Subordinated Credit Facility. CIBC, Inc., an affiliate of CIBC Wood Gundy, holds approximately $72 million in aggregate principal amount of the loans outstanding under the Subordinated Credit Facility. The proceeds of the Offering will be used to repay the amounts outstanding under the Subordinated Credit Facility and, to the extent any proceeds remain, to repay a portion of the amounts outstanding under the Senior Credit Facility. CIBC Wood Gundy acted as dealer manager in connection with the Debt Tender Offer for which it was reimbursed for its costs and expenses and also provided the Company with financial advisory services in connection with the Acquisition for which it received customary fees. The Underwriters also participated as underwriters in the Common Stock Offering.

     Alex. Brown will act as a qualified independent underwriter in connection with the Offering and the yield at which the Notes will be distributed to the public will be no less than that recommended by it. Alex. Brown will participate in the preparation of this Prospectus and the Registration Statement of which this Prospectus is a part and will exercise the usual standards of due diligence with respect thereto. Alex. Brown will receive no additional fees in connection with acting as qualified independent underwriter. The Company and the

Guarantors will indemnify Alex. Brown for acting as qualified independent underwriter against certain liabilities, including liabilities under the Securities Act.

                                 LEGAL MATTERS

     The validity of the Notes offered hereby will be passed upon for the Company by Powell, Goldstein, Frazer & Murphy, Atlanta, Georgia. Certain legal matters will be passed upon for the Underwriters by Cahill Gordon & Reindel (a partnership including a professional corporation), New York, New York.

                                    EXPERTS

     The Consolidated Financial Statements of the Company as of December 31, 1995 and 1994 and for each of the three years in the period ended December 31, 1995 included in this Prospectus and the Registration Statement of which it is a part have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing elsewhere herein and in the Registration Statement, and have been so included in reliance upon such reports given upon their authority as experts in accounting and auditing.

     The Consolidated Statement of Operations of Capitol Outdoor Advertising, Inc. and Subsidiary and its predecessor company, Creative Outdoor Advertising of Atlanta, Inc. for the seven month period ended July 31, 1993, the five month period ended December 31, 1993 and the nine month period ended September 30, 1994, included in this Prospectus and Registration Statement of which it is a part have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing elsewhere herein and in the Registration Statement and have been so included in reliance upon such reports given upon their authority as experts in accounting and auditing.

     The Gannett Outdoor Combined Statement of Net Assets to be Acquired by Outdoor Systems, Inc. as of December 31, 1994 and 1995 and the Gannett Outdoor Combined Statements of Revenues and Direct Expenses of Net Assets to be Acquired by Outdoor Systems, Inc. for the years ended December 31, 1993, 1994 and 1995 included in this Prospectus and Registration Statement of which it is a part have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing elsewhere herein and in the Registration Statement, and have been so included in reliance upon such reports given upon their authority as experts in accounting and auditing.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and, in accordance therewith, files reports and other information with the Securities and Exchange Commission (the "Commission").

     The Company has filed with the Commission a Registration Statement (which term shall include all amendments thereto) on Form S-3 under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Notes offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. Statements contained in this Prospectus as to the contents of any contract, agreement or other document referred to herein are not necessarily complete.

     With respect to each report or other information filed with the Commission pursuant to the Exchange Act, and such contract, agreement or document filed as an exhibit to the Registration Statement, reference is made to such exhibit for a more complete description, and each such statement is deemed to be qualified in all respects by such reference. The Registration Statement may be inspected, without charge, at the offices of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and at its regional offices at Seven World Trade Center, New York, New York 10048, and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials may be obtained from the public reference section of the Commission at its Washington address upon payment of the prescribed fee.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The Company's (i) Annual Report on Form 10-K for the fiscal year ended December 31, 1995, as amended by Form 10-K/A and Form 10-K/A2, (ii) Quarterly Reports on Form 10-Q for the quarters ended March 31, 1996 and June 30, 1996, and (iii) Current Report on Form 8-K dated May 22, 1996, Current Report on Form 8-K dated July 16, 1996, as amended by Form 8-K/A dated July 18, 1996 and Form 8-K/A2 dated July 30, 1996, and Current Report on Form 8-K dated August 27, 1996 have been filed with the Commission and are incorporated in this Prospectus by reference and made a part hereof.

     All documents filed by the Company pursuant to Section 13(a), 13(c), 14 and 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the Offering shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the respective dates of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document incorporated or deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this Prospectus.

     The Company undertakes to provide without charge to each person, including any beneficial owner of Common Stock, to whom a copy of this Prospectus has been delivered, upon written or oral request, a copy of any or all information incorporated by reference in this Prospectus (not including exhibits to such information, unless such exhibits are specifically incorporated by reference into such information). Such requests should be directed to Outdoor Systems, Inc., Attention: Bill M. Beverage, Chief Financial Officer, Treasurer and Secretary, at 2502 North Black Canyon Highway, Phoenix, Arizona 85009, telephone number (602) 246-9569.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                PAGE
                                                                                ----
        THE COMPANY:
        Independent Auditors' Report..........................................   F-2
        Consolidated Balance Sheets as of December 31, 1994 and 1995 and June
          30, 1996............................................................   F-3
        Consolidated Statements of Operations for the years ended December 31,
          1993, 1994 and 1995 and the six months ended June 30, 1995 and
          1996................................................................   F-4
        Consolidated Statements of Common Stockholders' Equity (Deficiency)
          for the years ended December 31, 1993, 1994 and 1995 and the six
          months ended June 30, 1996..........................................   F-5
        Consolidated Statements of Cash Flows for the years ended December 31,
          1993, 1994 and 1995 and the six months ended June 30, 1995 and
          1996................................................................   F-6
        Notes to Consolidated Financial Statements............................   F-7
        CAPITOL OUTDOOR ADVERTISING, INC. AND SUBSIDIARY:
        Independent Auditors' Report..........................................  F-18
        Consolidated Statements of Operations for the Periods ended July 30,
          1993, December 31, 1993 and September 30, 1994......................  F-19
        Notes to Consolidated Statements of Operations........................  F-20
        GANNETT OUTDOOR:
        Independent Auditors' Report..........................................  F-23
        Combined Statements of Net Assets to be Acquired as of December 31,
          1994 and 1995 and June 30, 1996.....................................  F-24
        Combined Statements of Revenues and Direct Expenses of Net Assets to
          be Acquired for the years ended December 31, 1993, 1994 and 1995 and six months ended June 30, 1995 and 1996.............................  F-25
        Notes to Combined Financial Statements................................  F-26

                          INDEPENDENT AUDITORS' REPORT

Board of Directors
Outdoor Systems, Inc.
Phoenix, Arizona

     We have audited the accompanying consolidated balance sheets of Outdoor Systems, Inc. and subsidiaries (the "Company") as of December 31, 1995 and 1994, and the related consolidated statements of operations, common stockholders' equity (deficiency) and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Outdoor Systems, Inc. and subsidiaries at December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995 in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE LLP
Phoenix, Arizona
January 31, 1996, except as to Note 12, the date of which is April 17, 1996 and as to Note 13, the date of which is July 22, 1996

                     OUTDOOR SYSTEMS, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                     ASSETS

                                                                              DECEMBER 31,
                                                                           -------------------    JUNE 30,
                                                                             1994       1995        1996
                                                                           --------   --------   -----------
                                                                                                 (UNAUDITED)
CURRENT ASSETS:
  Cash and cash equivalents..............................................  $  3,658   $  1,739    $   2,655
  Accounts receivable, less allowance for doubtful accounts of $1,016,
    $1,010 and $1,057....................................................    16,271     10,971        9,649
  Other current assets, principally prepaid land leases, including
    amounts due from related parties of $59, $62 and $36 (Note 10).......     3,691      2,304        2,351
  Deferred income taxes (Note 8).........................................       421        415          415
                                                                           --------   --------     --------
         Total current assets............................................    24,041     15,429       15,070
PROPERTY AND EQUIPMENT -- Net (Notes 3 and 4)............................   114,923    111,729      112,457
PERPETUAL LAND EASEMENT LEASED TO OUTDOOR ADVERTISING COMPANIES (Note
  13)....................................................................                            23,674
PREPAID LAND LEASES AND OTHER ASSETS.....................................     1,545      1,525        1,597
DEFERRED FINANCING COSTS -- Net..........................................     5,411      4,275        3,920
DEFERRED INCOME TAXES (Note 8)...........................................     5,340      5,255        3,827
                                                                           --------   --------     --------
                                                                           $151,260   $138,213    $ 160,545
                                                                           ========   ========     ========
                          LIABILITIES AND COMMON STOCKHOLDERS' EQUITY (DEFICIENCY)
CURRENT LIABILITIES:
  Accounts payable.......................................................  $  1,338   $    642    $     193
  Accrued interest.......................................................     4,927      4,843        4,714
  Accrued commissions....................................................     1,489        483          413
  Unearned revenue.......................................................        --         --          739
  Accrued expenses and other liabilities.................................     1,139        690          956
  Current maturities of long-term debt (Note 4)..........................       126        550          173
                                                                           --------   --------     --------
         Total current liabilities.......................................     9,019      7,208        7,188
LONG-TERM DEBT (Note 4)..................................................   155,078    141,719      138,460
OTHER LONG-TERM OBLIGATIONS (Notes 7 and 12).............................       757        984        4,473
                                                                           --------   --------     --------
         Total liabilities...............................................   164,854    149,911      150,121
                                                                           --------   --------     --------
COMMON STOCK -- Subject to put option (estimated redemption value $4,758
  in 1998) (Notes 9 and 12)..............................................     2,756      3,420           --
                                                                           --------   --------     --------
COMMITMENTS AND CONTINGENCIES (Notes 7 and 9):
REDEEMABLE PREFERRED STOCK (Notes 2, 5 and 12):
  Exchangeable preferred stock -- 10% cumulative, $1 par value, authorized, issued and outstanding, 24,235 shares (redemption value
    $4,000)..............................................................     3,422      3,504           --
  Class A preferred stock -- $1 par value, authorized, issued and
    outstanding, 40,000 shares (redemption value $8,000).................     4,683      5,526           --
  Class B preferred stock -- 9% cumulative, $1 par value, authorized
    5,000 shares; issued and outstanding, 4,619 shares...................     4,619      4,619           --
                                                                           --------   --------     --------
         Total redeemable preferred stock................................    12,724     13,649           --
                                                                           --------   --------     --------
COMMON STOCKHOLDERS' EQUITY (DEFICIENCY) (Notes 2, 4,
  5, 6 and 13):
  Common stock -- $.01 par value, authorized, 60,000,000 shares; issued,
    21,714,566 shares; outstanding, 14,064,269 (1994 and 1995)...........         4          4          180
  Additional Paid in Capital.............................................        --         --       33,987
  Accumulated deficit....................................................   (25,025)   (24,718)     (19,690)
  Treasury stock at cost, 5,100,198 shares...............................    (4,053)    (4,053)      (4,053)
                                                                           --------   --------     --------
         Total common stockholders' equity (deficiency)..................   (29,074)   (28,767)      10,424
                                                                           --------   --------     --------
                                                                           $151,260   $138,213    $ 160,545
                                                                           ========   ========     ========

                See notes to consolidated financial statements.

                     OUTDOOR SYSTEMS, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                     SIX MONTHS ENDED
                                                 YEAR ENDED DECEMBER 31,                 JUNE 30,
                                           ------------------------------------   -----------------------
                                              1993         1994         1995         1995         1996
                                           ----------   ----------   ----------   ----------   ----------
                                                                                        (UNAUDITED)
REVENUES:
  Outdoor advertising....................  $   56,622   $   59,150   $   74,690   $   34,209   $   41,929
  Less agency commissions................       7,471        8,073       10,294        4,471        5,700
                                           ----------   ----------   ----------   ----------   ----------
                                               49,151       51,077       64,396       29,738       36,229
  Other income (Note 11).................          --        1,000          417           --          298
                                           ----------   ----------   ----------   ----------   ----------
          Net revenues...................      49,151       52,077       64,813       29,738       36,527
                                           ----------   ----------   ----------   ----------   ----------
OPERATING EXPENSES:
  Direct advertising, including $140,
     $139, $139, $70 and $70 to related
     parties (Note 10)...................      23,721       24,433       30,462       14,596       16,151
  General and administrative, including
     $34, $59, $261, $124 and $225 to
     related parties
     (Note 10)...........................       2,777        3,357        4,096        2,007        2,213
  Depreciation and amortization..........      10,421        9,165        9,970        4,958        5,259
                                           ----------   ----------   ----------   ----------   ----------
          Total operating expenses.......      36,919       36,955       44,528       21,561       23,623
                                           ----------   ----------   ----------   ----------   ----------
GAIN ON 1994 DISPOSAL (Notes 2 and 13)...          --        4,325           --           --           --
                                           ----------   ----------   ----------   ----------   ----------
OPERATING INCOME.........................      12,232       19,447       20,285        8,177       12,904
INTEREST EXPENSE.........................      11,894       16,393       17,199        9,017        7,929
                                           ----------   ----------   ----------   ----------   ----------
INCOME (LOSS) BEFORE ITEMS SET FORTH
  BELOW..................................         338        3,054        3,086         (840)       4,975
INCOME TAX PROVISION
  (Note 8)...............................         227        1,721          318           --        1,990
                                           ----------   ----------   ----------   ----------   ----------
INCOME (LOSS)BEFORE EXTRAORDINARY LOSS...         111        1,333        2,768         (840)       2,985
EXTRAORDINARY LOSS (Note 2)..............       3,287           --           --           --          844
                                           ----------   ----------   ----------   ----------   ----------
NET INCOME (LOSS)........................  $   (3,176)  $    1,333   $    2,768   $     (840)  $    2,141
                                           ==========   ==========   ==========   ==========   ==========
LESS STOCK DIVIDENDS, ACCRETIONS AND
  DISCOUNTS ON REDEMPTION (Note 13)......       2,572        1,596        2,461        1,195        3,461
                                           ----------   ----------   ----------   ----------   ----------
NET INCOME (LOSS) ATTRIBUTABLE TO COMMON
  STOCKHOLDERS...........................  $   (5,748)  $     (263)  $      307   $   (2,035)  $   (1,320)
                                           ==========   ==========   ==========   ==========   ==========
NET INCOME (LOSS) PER COMMON AND
  EQUIVALENT SHARE
  (Notes 1 and 13)
  Income (loss) before extraordinary
     loss................................  $     (.17)  $     (.02)  $      .02   $     (.12)  $     (.03)
  Extraordinary loss.....................        (.22)          --           --           --         (.05)
                                           ----------   ----------   ----------   ----------   ----------
  Net income (loss) per common share.....  $     (.39)  $     (.02)  $      .02   $     (.12)  $     (.08)
                                           ==========   ==========   ==========   ==========   ==========
  Weighted average number of
     shares..............................  14,819,223   14,064,269   16,949,385   16,834,464   15,573,117
                                           ==========   ==========   ==========   ==========   ==========

                See notes to consolidated financial statements.

                     OUTDOOR SYSTEMS, INC. AND SUBSIDIARIES

      CONSOLIDATED STATEMENTS OF COMMON STOCKHOLDERS' EQUITY (DEFICIENCY)
                             (DOLLARS IN THOUSANDS)

                                                         YEAR ENDED DECEMBER 31,            SIX MONTHS
                                                    ----------------------------------         ENDED
                                                      1993         1994         1995       JUNE 30, 1996
                                                    --------     --------     --------     -------------
                                                                                            (UNAUDITED)
COMMON STOCK:
  Balance, beginning of year......................  $      1     $      4     $      4        $     4
  Additional common shares issued in stock
     exchange (Note 2)............................         3           --           --             --
  Stock split.....................................        --           --           --            150
  Initial public offering.........................        --           --           --             26
                                                    --------     --------     --------       --------
  Balance, end of year............................         4            4            4            180
                                                    --------     --------     --------       --------
ADDITIONAL PAID IN CAPITAL:
  Balance, beginning of year......................        --           --           --             --
  Stock split.....................................        --           --           --           (150)
  Initial public offering.........................        --           --           --         36,616
  Preferred stock accretion and discount on
     redemption (Note 13).........................        --           --           --         (2,479)
                                                    --------     --------     --------       --------
  Balance, end of year............................        --           --           --         33,987
                                                    --------     --------     --------       --------
ACCUMULATED DEFICIT:
  Balance, beginning of year......................   (19,717)     (24,762)     (25,025)       (24,718)
  Net income (loss)...............................    (3,176)       1,333        2,768          2,141
  Common and preferred stock accretion (Notes 2, 5
     and 9).......................................      (545)        (714)      (1,507)          (689)
  Redemption of warrants, increasing rate
     redeemable preferred stock and exchange of
     common stock in connection with refinancing
     (Notes 2, 5 and 9)...........................       703           --           --             --
  Preferred stock dividends.......................    (2,027)        (882)        (954)          (293)
  Redemption of common stock subject to put
     option.......................................        --           --           --          3,869
                                                    --------     --------     --------       --------
  Balance, end of year............................   (24,762)     (25,025)     (24,718)       (19,690)
                                                    --------     --------     --------       --------
COMMON STOCK IN TREASURY:
  Balance, beginning of year......................    (4,053)      (4,053)      (4,053)        (4,053)
                                                    --------     --------     --------       --------
  Balance, end of year............................    (4,053)      (4,053)      (4,053)        (4,053)
                                                    --------     --------     --------       --------
TOTAL COMMON STOCKHOLDERS' EQUITY (DEFICIENCY)....  $(28,811)    $(29,074)    $(28,767)       $10,424
                                                    ========     ========     ========       ========

                See notes to consolidated financial statements.

                     OUTDOOR SYSTEMS, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (DOLLARS IN THOUSANDS)

                                                                                                               SIX MONTHS ENDED
                                                                             YEAR ENDED DECEMBER 31,               JUNE 30,
                                                                        ---------------------------------    --------------------
                                                                          1993         1994        1995        1995        1996
                                                                        ---------    --------    --------    --------    --------
                                                                                                                 (UNAUDITED)
OPERATING ACTIVITIES:
  Net income (loss)...................................................  $  (3,176)   $  1,333    $  2,768    $   (840)   $  2,141
  Gain on sale of land................................................         --          --        (417)         --          --
  Gain on 1994 Disposal...............................................         --      (4,325)         --          --          --
  Extraordinary loss..................................................      3,287          --          --          --         844
  Decrease in deferred taxes..........................................         --       1,324          90          --       1,428
  Amortization of discounts on notes payable..........................        420         383         363         177         912
  Increase in obligations under warrants..............................        133          --          --          --          --
  Depreciation and amortization.......................................     10,421       9,165       9,970       4,958       5,259
  Changes in assets and liabilities, net of effects from acquisitions and disposal (Note 2):
  (Increase) decrease in accounts receivable..........................     (3,247)      1,884       5,300       3,697       1,322
  Decrease in prepaid expenses and other..............................        668         704       2,486         196         210
  Increase (decrease) in accrued interest.............................      3,028         187         (84)          7        (123)
  Increase (decrease) in accounts payable and other liabilities.......        350         850      (1,924)     (1,078)        566
  Decrease in due to related parties..................................       (351)         --          --          --          --
                                                                        ---------    --------    --------    --------    --------
        Net cash provided by operating activities.....................     11,533      11,505      18,552       7,117      12,559
                                                                        ---------    --------    --------    --------    --------
INVESTING ACTIVITIES:
  Investment in bus benches...........................................         --          --          --          --      (1,817)
  Capital expenditures................................................     (4,387)     (4,924)     (7,070)     (4,251)     (2,891)
  Proceeds from sale of land..........................................         --          --         769          --          --
  Payments for 1994 Acquisition.......................................         --     (44,347)         --          --          --
  Net Proceeds from 1994 Disposal.....................................         --      21,715          --          --          --
  Acquisition of perpetual easements..................................         --          --          --          --     (21,525)
                                                                        ---------    --------    --------    --------    --------
        Net cash (used in) investing activities.......................     (4,387)    (27,556)     (6,301)     (4,251)    (26,233)
                                                                        ---------    --------    --------    --------    --------
FINANCING ACTIVITIES:
  Proceeds from long-term debt........................................    125,935      39,252      10,679       5,500      28,353
  Principal payments on long-term debt and capital leases.............   (104,948)    (20,051)    (23,977)    (10,011)    (33,744)
  Principal payments on short-term debt...............................         --        (675)         --          --          --
  Redemption of preferred stock and common stock warrants.............    (21,328)         --          --          --          --
  Cash dividends paid on preferred stock..............................       (282)       (800)       (872)       (416)       (293)
  Transaction fees and expenses relating to refinancing...............     (5,408)         --          --          --          --
  Redemption of preferred and exchangeable preferred stock............         --          --          --          --     (16,369)
  Initial public offering.............................................         --          --          --          --      36,643
                                                                        ---------    --------    --------    --------    --------
        Net cash (used in) provided by financing activities...........     (6,031)     17,726     (14,170)     (4,927)     14,590
                                                                        ---------    --------    --------    --------    --------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS..................      1,115       1,675      (1,919)     (2,061)        916
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD........................        868       1,983       3,658       3,658       1,739
                                                                        ---------    --------    --------    --------    --------
CASH AND CASH EQUIVALENTS, END OF PERIOD..............................  $   1,983    $  3,658    $  1,739    $  1,597    $  2,655
                                                                        =========    ========    ========    ========    ========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION --
  Cash paid for interest..............................................  $   7,346    $ 14,095    $ 16,162    $  8,479    $  7,616
                                                                        =========    ========    ========    ========    ========
  Cash paid for income taxes..........................................  $     254    $    343    $    227    $    158    $    244
                                                                        =========    ========    ========    ========    ========
SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES:
  In conjunction with acquisitions described in Note 2, liabilities were
    assumed as follows:
  Fair value of assets acquired.......................................  $      --    $ 45,696    $     --          --       -- --
  Cash paid...........................................................         --     (42,636)         --          --          --
                                                                        ---------    --------    --------    --------    --------
  Liabilities assumed and incurred and issuance of notes payable......  $      --    $  3,060    $     --          --          --
                                                                        =========    ========    ========    ========    ========
  Accretion of common and preferred stock (Notes 2, 5 and 9)..........  $     545    $    714    $  1,507          --    $    689
                                                                        =========    ========    ========    ========    ========
  Accrued dividends on exchangeable preferred stock...................  $      31    $     82    $     82          94          --
                                                                        =========    ========    ========    ========    ========
  Increasing rate redeemable preferred stock dividends
    (Note 5)..........................................................  $   1,714    $     --    $     --          --          --
                                                                        =========    ========    ========    ========    ========
  Forgiveness of dividends on increasing rate redeemable preferred
    stock (Note 5)....................................................  $   2,719    $     --    $     --          --          --
                                                                        =========    ========    ========    ========    ========
  Exchange of common stock for Class B preferred stock, charged
    to accumulated stockholders capital deficiency (Note 2)...........  $   1,900    $     --    $     --          --          --
                                                                        =========    ========    ========    ========    ========
  Additional obligation on CSX transaction (Note 13)..................  $      --    $     --    $     --          --    $  2,198
                                                                        =========    ========    ========    ========    ========

                See notes to consolidated financial statements.

                     OUTDOOR SYSTEMS, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Organization -- Outdoor Systems, Inc. was incorporated on February 22, 1980, and is engaged principally in the rental of advertising space on outdoor advertising structures in Houston, Atlanta, Phoenix, Denver, New Orleans, Louisville, Tucson and Columbus, Ga.

     Principles of Consolidation -- The consolidated financial statements include the accounts of Outdoor Systems, Inc. and its subsidiaries (collectively, the "Company"). All significant intercompany accounts and transactions have been eliminated in consolidation.

     Significant accounting policies are as follows:

          a. Cash and cash equivalents -- For purposes of the consolidated statements of cash flows, the Company considers all highly liquid investments with an initial maturity of three months or less to be cash equivalents.

          b. Property and equipment are recorded at cost. Normal maintenance and repair costs are expensed. Improvements which extend the life or usefulness of an asset are capitalized. Depreciation is computed principally on a straight-line method based upon the following useful lives:

            Buildings.............................................   25 to 32 years
            Advertising structures................................    5 to 15 years
            Vehicles..............................................     3 to 5 years
            Furniture and fixtures................................          5 years

          c. Deferred financing costs are amortized using the effective interest method over the terms of the related loans.

          d. Intangibles include the excess purchase price over net assets acquired and are amortized over a 15 year period. Amortization expense was $435, $47, and $47 in 1993, 1994 and 1995, respectively.

          e. Revenue recognition -- The Company recognizes revenue from advertising contracts when billed, which is on a straight-line pro rata monthly basis in accordance with contract terms. Costs associated with providing service for specific contracts are expensed as incurred, although such contracts generally extend beyond one month.

          f. Net income (loss) per share -- Primary income (loss) per common and common equivalent share is computed on the weighted average number of common shares outstanding during each year and includes shares issuable upon exercise of stock options when the effect of such issuance is dilutive. Such amounts have been adjusted to reflect the 36.4535-for-1 stock split as discussed in Note 12 and the three for two stock split discussed in Note 13.

          g. New accounting pronouncements -- In March 1995, the Financial Accounting Standards Board issued SFAS No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." The Company has not completed the process of evaluating the impact that will result from adopting this Statement. However, management does not believe the adoption will have a significant impact on the Company's financial position and results of operations. SFAS No. 121 is required to be adopted in the first quarter of 1996. In October 1995, the Financial Accounting Standards Board issued SFAS No. 123 "Accounting for Stock Based Compensation". The Company has determined that it will not change to the fair value method and will continue to use Accounting Principles Board Opinion No. 25 for measurement and recognition of employee stock based compensation. SFAS No. 123 will require additional disclosures in the 1996 financial statements.

                     OUTDOOR SYSTEMS, INC. AND SUBSIDIARIES

          h. Use of Estimates -- The preparation of financial statements in conformity with generally accepted accounting principles necessarily requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from these estimates.

2. REFINANCING, ACQUISITIONS AND DISPOSALS

1994 ACQUISITION

     On December 19, 1994, the Company acquired the assets of Capitol Outdoor Advertising, Inc. (the "1994 Acquisition") located in Atlanta, Georgia. This acquisition has been accounted for using the purchase method of accounting, and the results of operations have been included in the consolidated financial statements subsequent to the acquisition. Consideration for this transaction consisted of the following:

    Cash paid..................................................................   $42,636
    Liabilities assumed........................................................     1,345
                                                                                  -------
              Total............................................................    43,981
    Acquisition costs..........................................................     1,715
                                                                                  -------
              Total cost of acquisition........................................   $45,696
                                                                                  =======
    The Company has recorded the assets acquired as shown below:
      Current assets...........................................................   $ 2,789
      Property and equipment, principally advertising structures...............    42,626
      Other long-term assets...................................................       281
                                                                                  -------
              Total............................................................   $45,696
                                                                                  =======

1994 DISPOSAL

     As a condition of allowing the 1994 Acquisition, the United States Justice Department required the Company to sell substantially all the operating assets of its business then operating in Atlanta (the "1994 Disposal"). This disposal was effective December 19, 1994. Assets sold included billboards, certain other depreciable assets and certain non-cash current assets. These assets were sold for $22,000 plus a short-term note receivable of $1,355 for the non-cash current assets. The resulting gain on sale of $4,325 is included in income for 1994.

     The following table summarizes unaudited pro forma operating results for the Company for the two years in the two-year period ended December 31, 1994, assuming that the 1994 Acquisition and 1994 Disposal had occurred at the beginning of the applicable year and after giving effect to financing costs and purchase accounting adjustments.

                                                                          1993       1994
                                                                         -------    -------
    Consolidated gross revenues.......................................   $66,704    $70,324
                                                                         =======    =======
    Income (loss) before extraordinary loss...........................   $   308    $  (563)
                                                                         =======    =======
    Net income (loss).................................................   $   185    $  (338)
                                                                         =======    =======

REFINANCING

     On August 17, 1993, the Company issued $115.0 million of Senior Notes due 2003 (the "Senior Notes"). The Company used the net proceeds of the Senior Notes and borrowings under a New Credit Facility (Note 4) (which under certain circumstances may be up to $40.0 million), to (i) repay all

                     OUTDOOR SYSTEMS, INC. AND SUBSIDIARIES
outstanding borrowings under the Revolving Credit Agreement, (ii) redeem all outstanding shares of the Company's Increasing Rate Redeemable Preferred Stock,
(iii) retire the 10% Subordinated Notes and purchase all of the Warrants related thereto and (iv) pay associated transaction fees and expenses. The redemption of the Increasing Rate Redeemable Preferred Stock resulted in the Company issuing shares of a new series of redeemable preferred stock designated Class B Preferred Stock (Note 5) for 50% of the accrued and unpaid dividends. The balance of the accrued and unpaid dividends have been credited to accumulated deficit. The Class B Preferred Stock will be redeemable on December 31, 2003 and will pay dividends at the rate of 9.0% per annum. In connection with the refinancing the Company: (i) issued Class B Preferred Stock in exchange for certain shares of Common Stock owned by one stockholder; (ii) exchanged a portion of the Junior Subordinated Exchange Notes for Exchangeable Preferred Stock (Note 4), the redemption date of which will be July 1, 2004; (iii) modified the 1990 Subordinated Notes to extend their respective maturities to December 31, 2003, to accrue interest at 7.9% until March 2000 and at 18.0% thereafter and to amend certain covenants relating thereto; (iv) amended the terms of its Series A Preferred Stock (which was redesignated as "Class A Preferred Stock"); and (v) issued to the holders of Common Stock approximately 353 shares of Common Stock for every share of outstanding Common Stock.

     Deferred financing costs of $3,287, associated with borrowings which were retired or redeemed, have been charged as an extraordinary loss as of December 31, 1993.

3. PROPERTY AND EQUIPMENT

     Property and equipment consist of the following at December 31:

                                                                       1994         1995
                                                                     --------     --------
    Advertising structures.........................................  $148,107     $153,080
    Vehicles.......................................................     1,560        1,832
    Furniture and fixtures.........................................     2,406        2,654
    Buildings......................................................     4,674        4,747
    Other..........................................................       148          481
    Land...........................................................     5,834        6,628
                                                                     --------     --------
              Total................................................   162,729      169,422
    Less accumulated depreciation..................................    47,806       57,693
                                                                     --------     --------
      Property and equipment -- net................................  $114,923     $111,729
                                                                     ========     ========

     The Company has granted a security interest in substantially all of its assets to lenders in connection with its existing credit facility.

                     OUTDOOR SYSTEMS, INC. AND SUBSIDIARIES

4. LONG-TERM DEBT

     Long-term debt consists of the following at December 31:

                                                                       1994         1995
                                                                     --------     --------
    10.75% Senior Notes............................................  $115,000     $114,670
    Credit Facility, interest at 8.75% as of December 31, 1995.....    33,777       21,000
    1990 Subordinated Notes, due through December, 2003, net of
      unamortized discount of $816 and $517, respectively..........     5,184        5,483
    Junior subordinated exchange notes, net of unamortized discount
      of $348 and $284, respectively...............................       877          941
    Other notes payable, interest at 9.5% as of December 31,
      1995.........................................................       366          175
                                                                     --------     --------
              Total................................................   155,204      142,269
      Less current maturities......................................       126          550
                                                                     --------     --------
              Total long-term debt -- net..........................  $155,078     $141,719
                                                                     ========     ========

     Future maturities of long-term debt as of December 31 are as follows:

                                                                              1995
                                                                            --------
        1996..............................................................  $    550
        1997..............................................................       750
        1998..............................................................     6,598
        1999..............................................................    16,750
        2000..............................................................        --
        Thereafter........................................................   117,621
                                                                            --------
                  Total...................................................  $142,269
                                                                            ========

     At December 31, 1995, the Company was in compliance with the covenants of its debt agreements.

10.75% SENIOR NOTES

     In connection with the refinancing discussed in Note 2, on August 17, 1993, the Company issued the Senior Notes which mature on August 17, 2003. The Senior Notes are senior, unsecured obligations of the Company ranking pari passu with all other present and future indebtedness of the Company and prior in right of payment to all present subordinated indebtedness of the Company and any future indebtedness of the Company that by its terms is subordinated in right of payment to the Senior Notes. The Company's obligations under the Credit Facility (discussed below) are secured by substantially all the Company's assets and, as a consequence thereof, the holders of such indebtedness will have a prior claim upon those assets.

     The Senior Notes require the Company to comply with certain restrictive covenants which limit, among other things, the amount of additional indebtedness the Company or any of its subsidiaries may incur and the payment of dividends and include other payment restrictions affecting subsidiaries, and prohibits the Company from incurring transactions with affiliates which are less favorable to the Company than if conducted with a third party. Under the Indenture, dividends on Common Stock can be paid when Cumulative Cash Flow (as defined in the Indenture), exceeds specified multiples of interest expense. As of December 31, 1995, the Company is not able to pay dividends on its Common Stock under this restriction.

CREDIT FACILITY

     In connection with the refinancing discussed in Note 2, the Company entered into a Credit Facility, due December 1999, which consists of a revolving line of credit facility, providing for (i) up to $40.0 million in

                     OUTDOOR SYSTEMS, INC. AND SUBSIDIARIES
borrowings that may be used for general corporate purposes, including working capital requirements and acquisitions and (ii) a $1.5 million letter of credit subfacility.

     The commitments of the lenders under the Credit Facility will be reduced by 20% on each December 31, commencing December 31, 1996 through December 31, 1998 and by the remaining 40% on December 31, 1999. The Company is required to repay any borrowings to the extent the aggregate amount outstanding under the Credit Facility exceeds the aggregate commitments in effect from time to time. The Company may prepay borrowings under the Credit Facility.

     At the Company's option, the revolving loans bear interest at a rate per annum based upon moving CD rates or LIBOR. LIBOR loans are available for interest periods of one, two, three, six or twelve months. The applicable margin will vary depending on the Leverage Ratio at the time loans are made.

     The Company's obligations under the Credit Facility are secured by first priority liens (subject to certain permitted encumbrances) on substantially all the assets of the Company.

     The Credit Facility restricts the Company and its subsidiaries other than Unrestricted Subsidiaries (as defined) from, among other things, (i) incurring additional indebtedness and contingent liabilities, (ii) creating liens, (iii) entering into sale and leaseback transactions, (iv) paying dividends (other than to the Company) in excess of certain amounts and effecting certain other transactions involving the capital stock of the Company, and (v) amending the Notes and other material agreements of the Company.

     Moreover, conditions of default arise if tobacco advertisement revenues exceed 20% of the Company's net revenues in 1994 and 15% in any year thereafter. The Credit Facility also restricts the Company's ability to make capital expenditures, investments or consummate acquisitions and requires the Company to comply with financial covenants concerning cash interest coverage and leverage.

1990 SUBORDINATED NOTES

     The Company has the right to prepay the 1990 Subordinated Notes provided that the Company also redeems, pro rata based on face amount outstanding, the Class A Preferred shares (Note 5) at the same time. The 1990 Subordinated Notes pay interest on a cash basis, subject to a deferral provision, at 7.9% of the $6,000 principal amount and were recorded at a discount from the face amount using an imputed interest rate of 16%. The 1990 Subordinated Notes are subordinated and junior in right of payment to the borrowings under the Credit Facility and Senior Notes and are subject to various covenants and restrictions.

FINANCIAL INSTRUMENTS

     The following disclosure of the estimated fair value of financial instruments is made in accordance with the requirements of SFAS No. 107, "Disclosures About Fair Value of Financial Instruments". The carrying amounts and estimated fair values of the Company's financial instruments are as follows:

     The carrying values of cash and cash equivalents, receivables, accounts payable and accrued expenses approximate fair values due to the short-term maturities of these instruments. Variable rate long-term debt instruments are estimated to approximate fair values as rates are tied to short-term indices.

     The Senior Notes are estimated to approximate market value as the trade price of those notes approximates par value at December 31, 1995. Other fixed rate long-term debt instruments are estimated to approximate fair values as actual rates are consistent with rates estimated to be currently available for debt of similar terms and remaining maturities.

                     OUTDOOR SYSTEMS, INC. AND SUBSIDIARIES

5. REDEEMABLE PREFERRED STOCK

     Redeemable preferred stock at December 31 consists of the following:

                                                                        1994        1995
                                                                       -------     -------
    Exchangeable Preferred Stock, 10% cumulative dividend, $1 par
      value -- authorized, issued and outstanding, 24,235 shares.....  $ 3,422     $ 3,504
    Class A Preferred Stock, $1 par value -- authorized, issued and
      outstanding 40,000 shares......................................    4,683       5,526
    Class B Preferred Stock, 9% cumulative, $1 par
      value -- authorized, 5,000 shares; issued and outstanding,
      4,619 shares...................................................    4,619       4,619
                                                                       -------     -------
              Total redeemable preferred stock.......................  $12,724     $13,649
                                                                       =======     =======

     Exchangeable Preferred Stock has a required redemption in 2004 at a par value of $4,000 and has a dividend rate of 10%. The Company has the option to exchange such preferred stock for Junior Subordinated Exchange Notes.

     Class A Preferred Stock has a mandatory redemption date of December 31, 2003, at a par value of $200 per share or $8,000 plus all accrued and unpaid dividends through the redemption date. The Class A Preferred Stock has been recorded at a discount of 16% which is being accreted through March 31, 1998 by a charge to accumulated deficit. Dividends are declared and paid at the discretion of the Company's Board of Directors. As of December 31, 1994 and 1995, no dividends have been declared or paid. The Company has the option to redeem any or all shares of the Class A Preferred Stock prior to the mandatory redemption date at the redemption rate plus declared and unpaid dividends, if any. The preferred stock also requires mandatory redemption at specified amounts prior to maturity upon the occurrence of the Company's early repayment of its 1990 Subordinated Notes, a significant change in the Company's common stockholders, or a substantial asset transfer. The mandatory redemption price is the greater of the redemption value or the alternative redemption price, as defined in the Company's Articles of Incorporation. The Company is subject to several negative covenants under the Class A Preferred Stock purchase agreement, which limits the Company regarding the subsequent issuances of capital stock. In addition, the holder of the Class A Preferred Stock has the right to elect one member of the Company's Board of Directors.

     Class B Preferred Stock is redeemable in 2003 at a par value of $4,619 plus all accrued and unpaid dividends through the redemption date, and was issued by the Company in connection with the refinancing discussed in Note 2.

6. STOCK OPTIONS

     The Company has issued options to purchase shares of the Company's common stock at values believed to represent the fair value of such shares at date of grant. No options were issued during 1994 or 1995. As of December 31, 1994 and 1995, outstanding options were 2,984,132 shares (2,309,804 at $.07 and 674,328 at $1.24 per share).

     The options outstanding are fully exercisable and have no expiration date. As of December 31, 1995, no options have been exercised.

7. BENEFIT PLANS

     The Company has established an Incentive Plan (the "Plan") covering certain managers and key employees. Incentive Awards ("Awards") made under the Plan in the form of shares of phantom stock are at the discretion of the Board of Directors and are based on the individual's performance. Awards are valued

                     OUTDOOR SYSTEMS, INC. AND SUBSIDIARIES
each year based upon the estimated value of the Company. The awards are vested at the date of grant and any increases in value vest over a four year period. Distributions are made over a ten year period, which begins upon termination of employment. For the years ended December 31, 1993, 1994 and 1995, the Company charged earnings for compensation expense of $134, $218 and $304, respectively.

     The Company has a 401(k) savings plan under which it has the discretion of making contributions as a percentage of employee contributions. For the years ended December 31, 1993, 1994 and 1995, the Company's contributions to the 401(k) plan were $43, $49 and $56, respectively.

8. INCOME TAXES

     The provision (benefit) for income taxes is composed of the following for the years ended December 31,

                                                                  1993      1994      1995
                                                                  ----     ------     ----
    Current
      Federal...................................................  $ --     $  179     $ 50
      State -- including franchise taxes........................   227        218      177
                                                                  ----     ------     ----
    Total current...............................................   227        397      227
      Deferred..................................................    --      1,324       91
                                                                  ----     ------     ----
              Total income tax provision........................  $227     $1,721     $318
                                                                  ====     ======     ====

     The Company has federal net operating loss carryforwards of approximately $17,457 as of December 31, 1995. These net operating loss carryforwards expire as follows: $1,047 (2003), $3,494 (2004), $4,308 (2005), $4,104 (2006), $1,193
(2007), $3,243 (2008), and $68 (2009).

     On January 1, 1992, the Company experienced a change in ownership, as defined, under Section 382 of the Internal Revenue Code. The effect of this is to place an annual limit of $4,500 on the use of historic net operating losses through December 31, 1991. To the extent that this limit exceeds the actual loss used in any taxable year, such excess may be carried forward to the following year.

     The Company believes, based on operating results in 1995, and its expectations for the future, that taxable income of the Company will more likely than not be sufficient to utilize all of the $17,457 net operating loss carryforwards prior to their ultimate expiration in the year 2009. Although realization is not assured, management believes it is more likely than not that all of the deferred tax asset will be realized. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

     The tax effected temporary differences and carryforwards comprising deferred taxes at December 31, are as follows:

                                                                         1994         1995
                                                                        -------    ----------
    Current:
      Financial statement expenses not currently deductible for
         income tax purposes.........................................   $   421     $    415
                                                                        -------      -------
    Non-current:
      Financial statement expenses not currently deductible for
         income tax purposes.........................................       181          393
      Excess of tax over book depreciation...........................    (1,184)      (1,992)
      Tax loss and other credit carryforwards........................     7,428        6,854
      Valuation allowance............................................    (1,085)          --
                                                                        -------      -------
                                                                          5,340        5,255
                                                                        -------      -------
              Total deferred tax asset...............................   $ 5,761     $  5,670
                                                                        =======      =======

                     OUTDOOR SYSTEMS, INC. AND SUBSIDIARIES

     The following is a reconciliation of the income taxes to the statutory rates:

                                                                      1993     1994     1995
                                                                      ----     ----     ----
    Statutory rate..................................................   34%     34%      34%
    Impact of adjustment to valuation allowance.....................   --      --      (34)
    Impact of the net operating losses..............................  (34)     --       --
    State income taxes, franchise tax...............................   67      20        7
    Other...........................................................   --       2        3
                                                                               --
                                                                      ---              ---
    Reported rate...................................................   67%     56%      10%
                                                                      ===      ==      ===

9. COMMITMENTS AND OTHER

COMMON STOCK SUBJECT TO PUT OPTION

     In 1990, the Company issued 1,072,662 shares of common stock in connection with the financing of an acquisition. Under certain circumstances, the Company has the option to redeem the common stock at any time prior to March 1998; however, subsequent to March 1998, at the request of the holder, the Company is required to redeem the common stock at a redemption price based upon the appraised value of the common stock as of the redemption date.

     Because this common stock is subject to redemption at the option of the holder, the Company is accreting the stock to its estimated appraised value over the redemption period based upon annual estimates of value determined as a multiple of cash flow. Accretion is calculated on a straight-line basis and is charged directly to stockholders' deficit. Annual changes in value are reflected retroactively.

LEASES

     The Company leases land and equipment under operating leases with various terms expiring at various dates. Certain of the land leases provide for periodic rental increases. At December 31, 1995, minimum annual rentals under all operating leases for the next five years are as follows:

        1996...............................................................  $12,659
        1997...............................................................    8,418
        1998...............................................................    5,128
        1999...............................................................    2,347
        2000...............................................................      799
        Thereafter.........................................................    4,660
                                                                             -------
                  Total....................................................  $34,011
                                                                             =======

     Operating lease expense was $9,757, $9,969 and $13,533 for 1993, 1994 and 1995, respectively.

LITIGATION

     The Company is involved in various legal matters that management considers to be in the normal course of business. In management's opinion, based upon the advice of legal counsel, such matters will be settled without material effect on the Company's financial position or results of operations.

10. TRANSACTIONS WITH RELATED PARTIES

     During 1993, 1994 and 1995, the Company entered into a number of transactions with officers and/or stockholders of the Company, affiliated companies and affiliated partnerships.

                     OUTDOOR SYSTEMS, INC. AND SUBSIDIARIES

     The following summarizes those transactions as of and for the years ended December 31:

                                                                    1993     1994     1995
                                                                    ----     ----     ----
    Due from employees and related parties, included in other
      current assets..............................................  $101     $ 59     $ 62
                                                                    ====     ====     ====
    Rental income from affiliated company.........................  $ 60     $ 45     $ 24
                                                                    ====     ====     ====
    Land rent paid to affiliated company and related parties......  $140     $139     $139
                                                                    ====     ====     ====
    Administrative services agreement.............................  $ 94     $104     $ 35
                                                                    ====     ====     ====
    Services agreement............................................  $351     $250     $350
                                                                    ====     ====     ====

11. QUARTERLY DATA (UNAUDITED)

                                                     1ST QTR.     2ND QTR.     3RD QTR.     4TH QTR.
                                                     --------     --------     --------     --------
                                                         (DOLLARS IN THOUSANDS, EXCEPT PER SHARE
                                                                        AMOUNTS)
1994:
  Net revenues.....................................  $ 10,502     $ 12,798     $ 13,457     $ 15,320
  Operating income.................................     1,661        3,891        4,308        5,262
  Gain on 1994 Disposal............................        --           --           --        4,325
  Net income (loss)................................    (1,397)          (5)        (546)       3,281
  Net income (loss) per common share...............      (.14)        (.04)        (.08)         .24

     The fourth quarter of 1994 includes other income of $1.0 million relating to cash payments received from the early termination of agreements made in connection with an acquisition in 1992.

1995:
  Net revenues.....................................  $ 13,758     $ 15,979     $ 16,886     $ 18,190
  Operating income.................................     3,048        5,128        5,586        6,523
  Net income (loss)................................    (1,265)         425        1,400        2,208
  Net income (loss) per common share...............      (.11)        (.01)         .04          .10

12. SUBSEQUENT EVENTS

INITIAL PUBLIC OFFERING

     In February 1996, the Company reached an agreement with the holders of the Common Stock Subject to Put Option (Note 9) under which such stockholders will sell these shares at the time the Company completes an initial public offering ("IPO") if the IPO occurs in 1996. The Company will utilize a portion of the net proceeds from the IPO to redeem at par or face value all of the outstanding Class A Preferred Stock and the 1990 Subordinated Notes which are also held by these shareholders.

     The Company is preparing for an IPO of its common stock, which if successful will result in the removal of the put option as discussed above. The removal of the put option will result in the liability representing the Common Stock Subject to Put Option to be credited to stockholders' equity.

     In connection with the IPO contemplated during 1996, the Company's Board of Directors adopted a resolution which on April 17, 1996 increased the authorized number of common shares to 60,000,000 and split the common stock 36.4535 for 1. In addition, the Board of Directors authorized the issuance of 12,000,000 shares of preferred stock, the terms of which will be designated at the time of issuance. All per share information in these financial statements has been adjusted to give effect to this split.

     In connection with the IPO, effective January 1, 1996, the Company ceased allocating amounts to the accounts maintained under the Incentive Plan (Note 7). The Company is offering to each current employee

                     OUTDOOR SYSTEMS, INC. AND SUBSIDIARIES
who is a participant in the Incentive Plan the alternative of having their account settled in cash, in shares of the Common Stock of the Company, or both, with actual distributions of cash or Common Stock subject to both vesting requirements and terms and conditions similar to those under which distributions would have been made under the Incentive Plan. To the extent participants elect to settle their accounts in Common Stock, the Company would issue (subject to the vesting requirements and distribution terms and conditions) to such participants Common Stock at the initial public offering price. As of December 31, 1995, approximately $1.0 million has been previously charged to expense and is accrued as a liability. Those portions of accounts under the Incentive Plan that were not vested as of January 1, 1996 aggregating $0.6 million will vest and will be charged to expense over a four-year period under a new vesting schedule following the settlement.

     Upon completion of the IPO, the Company will issue options for 1,216,049 common shares to key employees at an exercise price equal to the IPO price. Such options will vest over a four year period.

13. UNAUDITED NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

BASIS OF PRESENTATION

     The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles applicable to interim financial statements. Accordingly, they do not include all of the information and notes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments and reclassifications considered necessary for a fair and comparable presentation have been included and are of a normal recurring nature. Operating results for the six months ended June 30, 1996, are not necessarily indicative of the results that may be expected for the year ending December 31, 1996.

COMPLETION OF INITIAL PUBLIC OFFERING

     On April 24, 1996, the Company completed its IPO by selling 4,016,088 shares of its Common Stock. The Company received approximately $37.4 million net of underwriting discounts and commissions.

REDEMPTION OF DEBENTURES AND PREFERRED STOCK

     As contemplated in the IPO completed April 24, 1996, the Company redeemed $6,108 of Subordinated Debt and $10,364 of Preferred Stock for cash of $7,514 and $12,619, respectively. These redemptions of the subordinated debt resulted in an extraordinary loss of $844, net of tax benefit of $562 and the redemption of the Preferred Stock resulted in a reduction of income attributable to common share holdings of $2,254, representing the unamortized discount on the Preferred Stock.

STATEMENT OF FINANCIAL ACCOUNTING STANDARDS

     On January 1, 1996, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets to be Disposed Of". The adoption of SFAS No. 121 had no effect on these interim unaudited financial statements.

ACQUISITIONS

     On May 22, 1996, the Company completed the acquisition of perpetual easements from CSX Realty Development Corporation ("CSX") for $21.6 million in cash and certain future payments in an aggregate amount not to exceed $10.0 million payable over a period of ten years beginning no later than the year 2006 with the exact amount and timing to be determined based upon the results of the Company's operations of the easements. The perpetual easements are located on real property interests of CSX for the purpose of licensing

                     OUTDOOR SYSTEMS, INC. AND SUBSIDIARIES
rights to operate outdoor advertising displays which are leased to independent outdoor advertising companies and will be amortized on a straight line basis over 40 years.

     On July 9, 1996, the Company signed a purchase agreement with Gannett Co., Inc. under which the Company will acquire Gannett Outdoor for $690.0 million cash, subject to certain working capital adjustments on the date of closing. The Company has obtained a commitment for the financing. The completion of the transaction is subject to a number of conditions, including the expiration or early termination of the waiting period under the Hart Scott Rodino Anti-Trust Improvement Act of 1976.

STOCK SPLIT

     On June 27, 1996, the Board of Directors authorized a 3 for 2 stock split in the form of a stock dividend payable on July 22, 1996 to holders of record on July 8, 1996. All share and per share data in these financial statements have been adjusted to reflect the split.

                          INDEPENDENT AUDITORS' REPORT

Board of Directors
Outdoor Systems, Inc.
Phoenix, Arizona

     We have audited the accompanying consolidated statements of operations of Capitol Outdoor Advertising, Inc. and Subsidiary and its predecessor company, Creative Outdoor Advertising of Atlanta, Inc. ("historical information") (together the "Company"), for the seven month period ended July 30, 1993, the five month period ended December 31, 1993 and the nine month period ended September 30, 1994. The Company was acquired in December 1994 by Outdoor Systems, Inc. (Note 1). This historical information is the responsibility of Company management. Our responsibility is to express an opinion on the historical information based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the historical information is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the historical information. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation of the historical information. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the historical information referred to above presents fairly, in all material respects, the results of operations of the Company for the seven month period ended July 30, 1993, the five month period ended December 31, 1993 and the nine month period ended September 30, 1994 in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE LLP
Phoenix, Arizona
January 16, 1995

                CAPITOL OUTDOOR ADVERTISING, INC. AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                      1993
                                                           ---------------------------       1994
                                                           SEVEN MONTH     FIVE MONTH    -------------
                                                           PERIOD ENDED   PERIOD ENDED    NINE MONTH
                                                             JULY 30,     DECEMBER 31,   PERIOD ENDED
                                                               1993           1993       SEPTEMBER 30,
                                                           ------------   ------------   -------------
                                                                         (000'S OMITTED)
REVENUES:
  Outdoor advertising....................................     $10,516        $8,108         $15,559
  Less agency commission.................................     (1,461)        (1,151)         (2,245)
                                                             -------        -------         -------
          Net revenues...................................      9,055          6,957          13,314
                                                             -------        -------         -------
OPERATING EXPENSES:
  Direct advertising.....................................      5,362          3,557           6,838
  General and administrative.............................      1,949          1,165           2,233
  Depreciation and amortization..........................      1,464          1,016           1,837
  Other -- net...........................................          2            691             966
                                                             -------        -------         -------
          Total operating expenses.......................      8,777          6,429          11,874
                                                             -------        -------         -------
OPERATING INCOME.........................................        278            528           1,440
INTEREST EXPENSE -- Net..................................      5,156          1,438           2,733
                                                             -------        -------         -------
LOSS BEFORE INCOME TAX BENEFIT...........................     (4,878)          (910)         (1,293)
INCOME TAX BENEFIT.......................................         --            318             512
                                                             -------        -------         -------
NET LOSS.................................................     $(4,878)       $ (592)        $  (781)
                                                             =======        =======         =======

              See notes to consolidated statements of operations.

                CAPITOL OUTDOOR ADVERTISING, INC. AND SUBSIDIARY

                 NOTES TO CONSOLIDATED STATEMENTS OF OPERATIONS
                    SEVEN MONTH PERIOD ENDED JULY 30, 1993,
                 FIVE MONTH PERIOD ENDED DECEMBER 31, 1993 AND
                   NINE MONTH PERIOD ENDED SEPTEMBER 30, 1994

1.  BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

     On December 19, 1994, Outdoor Systems Inc., ("OSI") acquired from a subsidiary of CIGNA Corporation ("CIGNA") all of the outdoor operating assets of Capitol Outdoor Advertising, Inc. ("Capitol"), a company engaged in the outdoor advertising business in Atlanta, Georgia, for $38,750,000 plus additional consideration for certain working capital assets. This statement of operations of Capitol, is prepared on the basis set forth below:

     During the seven month period ended July 30, 1993, Capitol operated as Creative Outdoor Advertising of Atlanta, Inc. ("Creative") which was a subsidiary of Adams Outdoor Advertising ("Adams"). On July 30, 1993, in partial settlement of amounts owed CIGNA by Adams, a subsidiary of CIGNA acquired from Adams substantially all of the assets of Creative and assumed its liabilities. At that date, the name was changed from Creative to Capitol. As a result, during the period covered by these consolidated financial statements, Capitol was a subsidiary of two different parent companies with two different cost bases. The statement of operations for the seven month period ended July 30, 1993, when Creative was a subsidiary of Adams, is, therefore, not comparable to the statements of operations for the five and nine month periods ended December 31, 1993 and September 30, 1994, respectively, when Capitol was a subsidiary of CIGNA.

     The consolidated statements of operations includes historical operations of the operations of Capitol under the ownership discussed above and may not be representative of the operations under different ownership. Management fees of $369,700 during the seven month period ended July 30, 1993, have been included in administrative expenses.

     A summary of significant accounting policies:

     a. Revenues are recognized from advertising contracts when billed, which is on a monthly basis in accordance with contract terms. Costs associated with providing service for specific contracts are charged to expense as incurred, although such contracts generally extend beyond one month.

     b. Depreciation expense is computed using the straight-line method at rates estimated to depreciate the applicable assets over their estimated useful lives.

     c. Barter Transactions -- In the normal course of business, the Company enters into barter transactions which represent the exchange of advertising for goods or services recorded generally at the estimated fair value of the products or services received. Barter revenue is recognized when advertising services are rendered, and barter expense is recognized when the related product or services are received.

2.  INCOME TAXES

     During the five month period ended December 31, 1993 and the nine month period ended September 30, 1994, the Company was included in the consolidated United States federal income tax return filed by CIGNA. In accordance with a tax sharing agreement, the provision for federal income tax expense or benefit allocated to the Company is computed as if the Company was filing a separate federal income tax return and includes benefits that were available by virtue of the Company being included in CIGNA's consolidated tax return filing.

                CAPITOL OUTDOOR ADVERTISING, INC. AND SUBSIDIARY

The components of the benefit for income taxes are as follows:

                                                              FIVE MONTH       NINE MONTH
                                                             PERIOD ENDED     PERIOD ENDED
                                                             DECEMBER 31,     SEPTEMBER 30,
                                                                 1993             1994
                                                             ------------     -------------
                                                                    (000'S OMITTED)
        Current:
          Federal..........................................         --           $  (796)
          State............................................         --              (231)
                                                                                --------
        Total current......................................         --            (1,027)
        Deferred...........................................     $ (318)              515
                                                               -------          --------
                  Total benefit for income taxes...........     $ (318)          $  (512)
                                                               =======          ========

     A reconciliation of the difference between the benefit for income taxes at the statutory United States federal income tax rate is as follows for the nine month period ended September 30, 1994:

                                                              FIVE MONTH       NINE MONTH
                                                             PERIOD ENDED     PERIOD ENDED
                                                             DECEMBER 31,     SEPTEMBER 30,
                                                                 1993             1994
                                                             ------------     -------------
                                                                    (000'S OMITTED)
        Income tax at statutory United States federal
          income tax rate..................................     $ (318)          $  (440)
        (Decrease) increase in taxes:
          State taxes -- net...............................         --               (76)
          Other............................................         --                 4
                                                               -------          --------
                  Total....................................     $ (318)          $  (512)
                                                               =======          ========

     Deferred income taxes are generally recognized when assets and liabilities have different carrying values for financial statement and tax reporting purposes. These differences result primarily from depreciation

3.  INTEREST

     Substantially all interest expense reflected in the consolidated statements of operations for the periods ended December 31, 1993 and September 30, 1994 arose from debt due to affiliates. All such debt was repaid from the proceeds from the sale to OSI.

     Substantially all interest expense for the seven month period ended July 31, 1993 arose from debt due to CIGNA, which as explained in Note 1, was partially settled through the acquisition of Creative by CIGNA.

4.  COMMITMENTS AND CONTINGENCIES

     The Company leases signs and space on which to place signs in commercial and industrial zoned areas along high-traffic routes in cities or close to highly populated urban areas. The Company also leases a building used in its operations. These leases have terms ranging from one to fifteen years.

     Creative entered into a master lease agreement in 1991 with Adams Outdoor Leasing Company, Inc. ("AOL"), a company related through common ownership. Lease rents of approximately $266,000 were paid to AOL in the seven month period ended July 31, 1993.

                CAPITOL OUTDOOR ADVERTISING, INC. AND SUBSIDIARY

     At September 30, 1994, minimum rental payments under these noncancelable operating leases having terms greater than one year are approximately as follows:

            1994.....................................................  $   792,750
            1995.....................................................    2,200,409
            1996.....................................................    1,687,344
            1997.....................................................    1,337,313
            1998.....................................................      929,407
            1999.....................................................      637,145
                                                                        ----------
                      Total..........................................  $ 7,584,368
                                                                        ==========

     In some of the localities in which the Company operates, outdoor advertising is the object of restrictive, and in some cases, prohibitive zoning regulations. Management expects federal, state and local regulations to continue to be a significant factor in the operation of the Company's business. It is not possible to predict the extent to which such regulations could affect future earnings.

     The Company is the defendant in certain legal matters, the outcome of which is currently unknown. Management believes the Company's liability, if any, will not have a material effect in the accompanying consolidated financial statements.

5.  DEFERRED SAVINGS AND PROFIT SHARING PLAN

     The Company has a 401(k) deferred savings and profit sharing plan. Employees must have attained age 21 and completed one year of service to participate in the Plan. Employees may contribute up to 10% of their salaries, and the Company matches employee contributions at the rate of 50% (to a maximum of 3% of the employee's compensation). The Company's expense related to the plan totaled approximately $27,000, $28,000 and $9,000 for the seven, five and nine month periods ended September 30, 1994, respectively.

                                  * * * * * *

                          INDEPENDENT AUDITORS' REPORT

Gannett Co., Inc.
Arlington, Virginia

     We have audited the accompanying combined statements of net assets to be acquired by Outdoor Systems, Inc. as of December 31, 1995 and 1994, and the related combined statements of revenues and direct expenses of net assets of Gannett Outdoor to be acquired by Outdoor Systems, Inc. (collectively, "the financial statements") for each of the three years in the period ended December 31, 1995, pursuant to the Asset Purchase Agreement among Gannett Co., Inc. and Outdoor Systems, Inc. dated July 9, 1996, as described in Note 1 to the financial statements. The financial statements include the accounts of the entities set forth in Note 1, all of which (collectively "Gannett Outdoor") are under common ownership and common management of Gannett Co., Inc. These financial statements are the responsibility of the management of Gannett Outdoor. Our responsibility is to express an opinion on the financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     The accompanying financial statements were prepared to present the combined net assets and the revenues and direct expenses of net assets of Gannett Outdoor to be acquired by Outdoor Systems, Inc. pursuant to the Asset Purchase Agreement described in Note 1, and are not intended to be a complete presentation of Gannett Outdoor's assets and liabilities or revenues and direct expenses.

     In our opinion, such combined financial statements present fairly, in all material respects, the combined net assets of Gannett Outdoor to be acquired by Outdoor Systems, Inc. pursuant to the Asset Purchase Agreement described in Note 1, as of December 31, 1995 and 1994, and the combined revenues and direct expenses of net assets of Gannett Outdoor to be acquired by Outdoor Systems, Inc. for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE LLP
Phoenix, Arizona

July 25, 1996

                                GANNETT OUTDOOR

              COMBINED STATEMENTS OF NET ASSETS TO BE ACQUIRED BY
                             OUTDOOR SYSTEMS, INC.
                             (DOLLARS IN THOUSANDS)

                             ASSETS TO BE ACQUIRED

                                                                           DECEMBER 31,
                                                                       ---------------------      JUNE 30,
                                                                         1994         1995          1996
                                                                       --------     --------     ----------
                                                                                                 (UNAUDITED)
CURRENT ASSETS:
  Cash...............................................................  $  2,460
  Marketable securities..............................................        12     $     12
  Receivables -- net.................................................    46,598       53,127      $ 60,426
  Other current assets -- principally prepaid leases.................    13,843       15,038        20,776
                                                                       --------     --------      --------
         Total current assets........................................    62,913       68,177        81,202
PROPERTY AND EQUIPMENT -- Net (Note 3)...............................   141,204      136,183       132,636
INTANGIBLES -- Net (Note 3)..........................................    43,841       42,046        41,243
OTHER ASSETS.........................................................     1,235        1,242         1,175
                                                                       --------     --------      --------
         Total assets to be acquired.................................   249,193      247,648       256,256
                                                                       --------     --------      --------
                                 LIABILITIES TO BE ASSUMED AND NET ASSETS
CURRENT LIABILITIES:
  Accounts payable...................................................     8,983        8,042        13,136
  Accrued liabilities................................................     6,757        7,652         8,914
  Deferred income....................................................     1,381          878         1,063
                                                                       --------     --------      --------
         Total current liabilities...................................    17,121       16,572        23,113
DEFERRED TAXES (Note 8)..............................................     6,737        6,853         6,856
OTHER LIABILITIES....................................................       653          283           349
                                                                       --------     --------      --------
         Total liabilities to be assumed.............................    24,511       23,708        30,318
COMMITMENTS AND CONTINGENCIES (Note 5)
                                                                       --------     --------      --------
NET ASSETS TO BE ACQUIRED............................................  $224,682     $223,940      $225,938
                                                                       ========     ========      ========

                  See notes to combined financial statements.

                                GANNETT OUTDOOR

                        COMBINED STATEMENTS OF REVENUES
                       AND DIRECT EXPENSES OF NET ASSETS
                    TO BE ACQUIRED BY OUTDOOR SYSTEMS, INC.
                             (DOLLARS IN THOUSANDS)

                                                                                SIX MONTH PERIODS
                                                                                      ENDED
                                                 YEARS ENDED DECEMBER 31,           JUNE 30,
                                              ------------------------------   -------------------
                                                1993       1994       1995       1995       1996
                                              --------   --------   --------   --------   --------
                                                                                   (UNAUDITED)
REVENUES:
  Net advertising revenues..................  $225,165   $235,236   $247,271   $115,888   $117,733
  Other income (loss).......................        25        (67)       193        266        201
                                              --------   --------   --------   --------   --------
          Total revenues....................   225,190    235,169    247,464    116,154    117,934
                                              --------   --------   --------   --------   --------
DIRECT EXPENSES (Note 6):
  Direct advertising........................   159,927    163,362    171,091     82,955     82,410
  General and administrative................    30,572     33,866     33,101     16,123     17,169
  Depreciation and amortization.............    19,669     19,692     17,262      8,743      8,822
                                              --------   --------   --------   --------   --------
          Total operating expenses..........   210,168    216,920    221,454    107,821    108,401
                                              --------   --------   --------   --------   --------
EXCESS OF REVENUES OVER DIRECT EXPENSES.....  $ 15,022   $ 18,249   $ 26,010   $  8,333   $  9,533
                                              ========   ========   ========   ========   ========

                  See notes to combined financial statements.

                                GANNETT OUTDOOR

                     NOTES TO COMBINED FINANCIAL STATEMENTS
             THREE YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995 AND
            UNAUDITED SIX MONTH PERIODS ENDED JUNE 30, 1995 AND 1996
                             (DOLLARS IN THOUSANDS)

1. BASIS OF PRESENTATION

     On July 9, 1996, Gannett Co., Inc. ("Gannett") and Outdoor Systems, Inc. ("Outdoor Systems") signed an agreement under which Outdoor Systems will acquire substantially all of the outdoor advertising business of Gannett ("the Purchase Agreement"). The Gannett Outdoor Advertising Business in Houston, Texas is not reflected in these financial statements because it is not covered by the Purchase Agreement. Consummation of the Purchase Agreement is subject to a number of conditions, including the expiration or early termination of the waiting period under the Hart Scott Rodino Anti-Trust Improvement Act of 1976.

     The accompanying combined statements of net assets to be acquired by Outdoor Systems and the related combined statements of revenues and direct expenses of net assets to be acquired by Outdoor Systems include the accounts of the outdoor advertising division of Gannett and the accounts of its outdoor advertising subsidiaries, Mediacom Inc. and New York Subways Advertising Co. (referred to collectively as "Gannett Outdoor" or "the Companies"). The Companies operate the outdoor advertising business of Gannett and have no separate legal status or existence.

     The statement of net assets to be acquired by Outdoor Systems includes the assets and liabilities of Gannett Outdoor on the historical cost basis of Gannett. The related statement of revenues and direct expenses includes historical revenues and direct expenses of the Companies when owned by Gannett and may not be representative of the revenues and direct expenses when under different ownership. These financial statements reflect certain direct expenses that are administered by Gannett and are allocated to Gannett Outdoor (Note 6). Certain other indirect expenses which are reflected as a part of Outdoor Advertising operations of Gannett have been excluded from these financial statements because of their indirect nature. The expenses reflected in these statements are not necessarily indicative of the costs and expenses that would have resulted had the Companies been operated by Outdoor Systems. Charges for interest and taxes have not been included in these financial statements because they are considered to be corporate expenses of Gannett and not allocable to the Companies.

     Because the financial statements are not those of a separate legal entity and the related cash flow activities for the years would not be practicable to obtain or meaningful, a separate statement of cash flows is not presented.

     The Companies are engaged principally in the rental of advertising space on outdoor advertising structures in the New York Tri State area, Michigan, Chicago, California, Kansas City, St. Louis, Denver, and throughout Canada.

2. SIGNIFICANT ACCOUNTING POLICIES

     Revenues -- The Companies recognize revenues when billed, which is on a monthly straight-line pro rata basis in accordance with contract terms. Costs associated with providing service for specific contracts are expensed as incurred, although such contracts generally extend beyond one month.

     Property and equipment are recorded at cost. Normal repairs and maintenance are expensed while improvements which extend the useful life of the asset are capitalized. Depreciation is computed on a straight-line basis over the following useful lives:

            Buildings.............................................   30 to 40 years
            Advertising structures................................   10 to 30 years
            Vehicles..............................................    4 to 15 years
            Other equipment.......................................    5 to 10 years

                                GANNETT OUTDOOR

     Intangibles are principally excess of purchase price over net assets acquired and those acquired after October 31, 1970 are amortized over 40 years. The Companies periodically review for changes in circumstances to determine whether there are conditions that indicate that the carrying amount of such assets may not be recoverable. If such conditions are deemed to exist, the Companies will determine whether estimated future undiscounted cash flows are less than the carrying amount of such assets, in which case the Companies will calculate an impairment loss. Any impairment loss will be recorded as a component of the operating expenses.

     Foreign Currency assets and liabilities are generally translated into U.S. dollars using the exchange rates in effect at the statement of net assets date. Revenue and direct expenses are generally translated using the average exchange rate throughout the period.

     Use of Estimates -- The preparation of these financial statements necessarily requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from these estimates.

3. PROPERTY AND EQUIPMENT AND INTANGIBLES

     Property and equipment consist of the following at December 31:

                                                                       1994         1995
                                                                     --------     --------
    Advertising structures.........................................  $249,971     $253,716
    Equipment......................................................    33,694       35,612
    Buildings and improvements.....................................    23,953       24,186
    Construction in progress.......................................     2,099        3,816
    Land...........................................................     9,936       10,437
                                                                     --------     --------
              Total................................................   319,653      327,767
    Less accumulated depreciation..................................   178,449      191,584
                                                                     --------     --------
      Property and equipment -- net................................  $141,204     $136,183
                                                                     ========     ========

     Depreciation expense was $16,628, $16,725 and $15,467 for the three years ended December 31, 1993, 1994 and 1995, respectively.

     Intangibles consist of the following at December 31:

                                                                       1994         1995
                                                                     --------     --------
    Total intangibles..............................................  $ 57,673     $ 57,255
    Less accumulated amortization..................................    13,832       15,209
                                                                     --------     --------
    Intangibles -- net.............................................  $ 43,841     $ 42,046
                                                                     ========     ========

     Amortization expense was $3,041, $2,967 and $1,795 for the three years ended December 31, 1993, 1994 and 1995, respectively.

4. EMPLOYEE BENEFIT PLANS

     Substantially all of the Companies' non-union domestic employees are covered by Gannett's principle defined benefit retirement plan. (Note 6) Under the terms of the Purchase Agreement, Gannett will retain all domestic pension obligations and will retain all plan assets.

     Mediacom, Inc., Gannett Outdoor's Canadian operation, maintains a combination of a defined benefit/defined contribution pension plan which provides retirement benefits for substantially all employees based

                                GANNETT OUTDOOR
on length of service and remuneration. Pension obligations are funded with independent trustees in accordance with legal requirements.

     The Plan's funded status at December 31, 1994, the date of the most recent actuarial valuation, less amounts applicable to the defined contribution plan and amounts recognized in the combined statement of net assets to be acquired at December 31, 1995 are as follows:

        Accumulated benefit obligation.....................................  $ 9,512
        Effect of projected future compensation increases..................    4,362
                                                                             -------
        Projected benefit obligation.......................................   13,874
        Plan assets at fair value..........................................   13,540
                                                                             -------
        Plan assets less than projected benefit obligation.................      334
        Unrecognized loss..................................................       67
                                                                             -------
        Accrued pension cost...............................................  $   267
                                                                             =======

     Assumptions at December 31 used in accounting for the Plan were as follows:

                                                                  1993     1994     1995
                                                                  ----     ----     ----
        Discount or settlement rate.............................  8.0 %    8.0 %    8.0 %
        Rate of increase in compensation levels.................  6.5 %    6.5 %    6.5 %
        Expected long-term rate of return on Plan assets........  8.0 %    8.0 %    8.0 %

     The Plan's assets consist of money market accounts and investments in common stocks, mutual funds, real estate and corporate bonds.

     In addition, the Company has 401(k) plans for substantially all United States employees and certain locations have union sponsored pension plans for union employees to which the Company makes contractual contributions. The companies contributed $116, $136 and $153 to these plans for the three years ended December 31, 1993, 1994 and 1995, respectively.

5. COMMITMENTS AND CONTINGENCIES

     Leases -- The Companies lease land, buildings and equipment under operating leases with various terms expiring at various dates. At December 31, 1995, minimum annual rentals under all non cancellable operating leases are as follows:

        1996...............................................................  $ 3,141
        1997...............................................................    3,125
        1998...............................................................    3,071
        1999...............................................................    2,536
        2000...............................................................    1,609
        Thereafter.........................................................    2,964
                                                                             -------
                  Total....................................................  $16,446
                                                                             =======

     Operating lease expense was $61,553, $61,302 and $62,616 for the three years ended December 31, 1993, 1994 and 1995. The majority of such leases are for advertising structures on a month to month basis.

     The Companies operate under exclusive sales contracts with various municipalities including the Department of Transportation ("DOT") in various cities and the Metropolitan Transit Authority of New York ("MTA") expiring from 1996 through 2009. Such contracts allow for the exclusive right to advertise on buses, subways and transit shelters within these communities in exchange for a percentage of the revenues

                                GANNETT OUTDOOR
generated under the contracts. Annual consideration on the contract with the MTA is subject to an annual minimum guarantee of $6,010,000.

     Litigation -- The Companies are involved in various legal matters that management considers to be in the normal course of business. In the Companies management's opinion, based upon the advice of legal counsel, such matters will be settled without material effect on the Companies' financial position or results of operations.

6. TRANSACTIONS WITH GANNETT

     During 1993, 1994 and 1995, the Companies received corporate charges from Gannett for insurance and substantially all employee benefit costs. Such amounts were allocated to the Companies based upon estimates of the Companies' pro rata portion of such costs. Amounts included in the statements of revenues and direct expenses for such items are as follows:

                                                                1993       1994       1995
                                                               ------     ------     ------
    Insurance................................................  $3,162     $2,450     $2,862
    Employee benefits........................................  $2,897     $3,158     $3,262

7. CANADIAN OPERATIONS

     For the three years ended December 31 amounts included in the combined financial statements applicable to Canadian operations were as follows:

                                                             1993        1994        1995
                                                            -------     -------     -------
    Revenues..............................................  $56,417     $57,686     $66,380
    Excess of revenues over direct expenses...............  $ 5,294     $ 5,738     $ 7,712
    Assets................................................  $84,376     $47,714     $51,888

8. OTHER

     Deferred taxes are applicable to Mediacom Inc. the Companies' Canadian subsidiary. Such taxes arise principally from the amortization of advertising structures for tax purposes over a shorter period than amortized for financial statement purposes.

9. NOTES TO INTERIM COMBINED FINANCIAL STATEMENTS

     Basis of Presentation -- The accompanying unaudited interim combined financial statements have been prepared utilizing generally accepted accounting principles applicable to interim financial statements. Accordingly, such financial statements are limited as set forth in Note 1 and also do not include all of the information and notes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments and reclassifications considered necessary for a fair and comparable presentation have been included and are of a normal recurring nature. Operating results for the six month period ended June 30, 1996, are not necessarily indicative of the results that may be expected for the year ending December 31, 1996.

     Gannett Acquisition -- On July 9, 1996, Gannett signed the Purchase Agreement with Outdoor Systems under which Outdoor Systems will acquire Gannett Outdoor for approximately $690,000 cash, subject to certain working capital adjustments on the date of closing. The completion of the Agreement is subject to a number of conditions, including the expiration or early termination of the waiting period under the Hart Scott Rodino Anti-Trust Improvement Act of 1976.

                                GANNETT OUTDOOR

     Accounting Matters -- On January 1, 1996, the Companies adopted Statement of Financial Accounting Standards ("SFAS") No. 121, Accounting for the Impairment of Long-Lived Assets and For Long-Lived Assets to be Disposed Of. The adoption of SFAS No. 121 had no effect on these combined financial statements.

                             [INSIDE BACK COVER]




                [Map of the United States and Canada under the
                caption "Outdoor Systems Advertising" showing
                      state and principal bounderies and
                         identifying various cities]

======================================================

     NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR BY ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THE NOTES BY ANYONE IN ANY JURISDICTION IN WHICH THE PERSON MAKING THE OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.
                               ------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Prospectus Summary....................     1
The Transactions......................     9
Risk Factors..........................    11
Use of Proceeds.......................    17
Capitalization........................    17
Unaudited Consolidated Pro Forma
  Financial Information...............    18
Selected Consolidated Financial and
  Other Data..........................    28
Management's Discussion and Analysis
  of Results of Operations and
  Financial Condition.................    30
Business..............................    37
Management............................    44
Principal Stockholders................    46
Description of Senior Credit
  Facility............................    48
Description of the Notes..............    52
Underwriting..........................    75
Legal Matters.........................    76
Experts...............................    76
Available Information.................    76
Incorporation of Certain Documents by
  Reference...........................    77
Index to Consolidated Financial
  Statements..........................   F-1

======================================================



======================================================
                                  $150,000,000
                               OUTDOOR SYSTEMS

                            % SENIOR SUBORDINATED
                                NOTES DUE 2006
                            ------------------------
                              P R O S P E C T U S
                            -----------------------

                        CIBC WOOD GUNDY SECURITIES CORP.

                               ALEX. BROWN & SONS
                                  INCORPORATED
                                           , 1996

======================================================